DEPFA BANK

07024151

1 June 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

SEC MAIL PROCESSING RECEIVED
JUN 04 2007
WASH, D.C. 186 SECTION

DEPFA File number: 082-34794

SUPPL

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q1 2007.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

dw 6/7

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone: +353 1 792 2222
Fax: +353 1 792 2211
info@depfa.com
www.depfa.com

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	***Document***
12 January 2007	Final Terms for the series 1045 issue TRY 50,000,000 19.00% notes due 12 January 2009 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0281587690)
18 January 2007	Final Terms for the series 1046 issue BRL 50,000,000 10.25% notes due 26 January 2009 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0281973064)
22 January 2007	Final Terms for the series 1048 issue ISK 1,500,000,000 13.50% notes due 22 January 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0282617561)
23 January 2007	Final Terms for the series 1047 issue ZAR 750,000,000 8.75% notes due 24 July 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0282504017)
7 February 2007	Final Terms for the series 1055 issue BRL 50,000,000 11% notes due 7 February 2011 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0284982252)
15 February 2007	Final Terms for the series 1057 issue EUR 11,500,000 notes due February 2017 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0286338156)
16 February 2007	Final Terms for the series 1021 issue TRY 75,000,000 notes due 19 November 2007 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0269887138)
16 February 2007	Final Terms for the series 1021 issue HUF 10,000,000 notes due 28 August 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0287469976)
1 March 2007	Final Terms for the series 1065 issue EUR 5,500,000 notes due 1 September 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0288635278)

6 March 2007	Final Terms for the series 1070 issue EUR 30,000,000 notes due 6 March 2009 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0288958522)
14 March 2007	Final Terms for the series 1069 issue EUR 15,942,000 notes due 17 March 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0288907537)
16 March 2007	Final Terms for the series 1046 issue BRL 25,000,000 notes due 26 January 2009 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0281973064)
20 March 2007	Final Terms for the series 1047 issue ZAR 250,000,000 notes due 24 July 2008 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0282504017)
16 March 2007	Prospectus for Tier 1 EUR 500,000,000 Fixed/Floating (ISIN XS0291655727)

FILINGS WITH THE LUXEMBOURG STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

23 February 2007	Final Terms for the series 1064 issue PEN 32,000,000 5.5% Notes due 23 February 2012 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0287469976)

FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2005

Date Filed	*Document*
n/a	n/a

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	*Document*
12 February 2007	Press and Investor Release
12 February 2007	Press Release
6 March 2007	Press Release
6 March 2007	Press and Investor Release
31 March 2007	Annual Report

Final Terms dated 19 February 2007

DEPFA BANK plc

Issue of PEN 32,000,000 5.5 % Notes due 2012

under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at www.depfa.com and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1064
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Peruvian New Sol ("PEN"), the lawful currency of the Republic of Peru on the date hereof or, if PEN ceases to exist, the lawful currency in effect in Peru on the Maturity Date into which PEN may be converted or exchanged. If the unit used to measure exchange rates between PEN and U.S. Dollar ("USD") is changed, the calculations herein shall be adjusted accordingly by the Calculation Agent.
4.		Aggregate Nominal Amount:	PEN 32,000,000
5.		Issue Price:	101.355 per cent of the Aggregate Nominal Amount. The proceeds of the issue will be paid in USD converted at the Initial Exchange Rate of 3.189 (1 USD equals 3.189 PEN).
6.		Specified Denominations:	PEN 250,000
7.		Issue Date:	23 February 2007

8.	Maturity Date:	23 February 2012
9.	Interest Basis:	5.50 % Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par. The redemption amount will be paid in USD and shall be converted from PEN into USD at the Reference Rate (as defined below).
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsubordinated, unsecured
	(ii) Date [Board] approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	5.50 % per annum payable annually in arrear in U.S. Dollar ("USD") converted at the Reference Rate. "Reference Rate" means, in relation to each payment of interest and principal, the PEN fixing rate which appears on the Screen Page on the respective Rate Fixing Date. If such a rate is not available, then the rate for that day will be determined by the Calculation Agent in good faith and commercially reasonable manner. "Screen Page" means the Bloomberg page PSSOSBS <Index> or any designated successor page on Bloomberg. "Rate Fixing Date" means the fifth Business Day prior to each Interest Payment Date or the Maturity Date.
	(ii) Interest Payment Date(s):	23 February in each year. For the avoidance of doubt, there will be no

		adjustment of interest periods.
(iii)	Fixed Coupon Amount:	PEN 13,750 per PEN 250,000 in Nominal Amount (payable in USD as set forth above).
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	Actual/Actual (ICMA)
(vi)	Determination Dates:	1 in each year
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	PEN 250,000 per Instrument of PEN 250,000 specified denomination (payable in USD as set forth above)
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable (see Conditions)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Lima, New York, London, Luxembourg, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other final terms:	Not Applicable
33. (i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii)	Date of Subscription Agreement:	Not Applicable
(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
35.	Total commission and concession:	Not Applicable

concession:

36.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Luxembourg Stock Exchange, Regulated Market
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the 23 February 2007 with effect from 23 February 2007.

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator (FR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands), The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing), BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany), CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg), Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark), Comision Bancaire, Financiere et des Assurances (Belgium), and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	PEN 31,779,200.00 (payable in USD at the Initial Exchange Rate of PEN/USD = 3.189 which results in USD 9,965,256)
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	5.185 % per annum
	Calculated according to standard market practice on the Issue Date. As set out above, the yield is

calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0287469976
Common Code:	028746997
German Securities Code (WKN):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Tradeable Amounts: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 4 January 2007

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

Issue by DEPFA BANK plc of TRY 50,000,000 19.00% Notes due 12 January 2009
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.		Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1045
	(ii)	Tranche Number:	01
3.	Specified Currency or Currencies:		Turkish Lira ("TRY")
4.	Aggregate Nominal Amount:		TRY 50,000,000.00
	(i)	Series:	TRY 50,000,000.00
	(ii)	Tranche:	TRY 50,000,000.00
5.	Issue Price:		100.464 per cent of the Aggregate Nominal Amount of the Instruments
6.	Specified Denominations:		TRY 2,000
7.	(i)	Issue Date:	12 January 2007
	(ii)	Interest Commencement Date	12 January 2007
8.	Maturity Date:		12 January 2009
9.	Interest Basis:		19.00 % Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not applicable
12.	Put/Call Options:	Not applicable
13.	(i) Status of the Instruments:	Senior, unsubordinated & unsecured
	(ii) Date approval for issuance of Instruments obtained:	Not applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	19.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates:	12 January in each year commencing on 12 January 2008 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	TRY 380 per TRY 2,000 in Nominal Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction:	Actual/Actual (ICMA)
	(vi) Determination Dates:	12 January in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable

19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	TRY 2,000 per Instrument of TRY 2,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Prospectus

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Istanbul, TARGET

27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:		Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.		Other final terms:	Not Applicable
33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London, UK, EC2A 1DB
35.		Total commission and concession:	1.125 per cent. of the Aggregate Nominal Amount
36.		Additional selling restrictions:	Turkey: The Instruments described herein have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of

the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Dealer has represented and agreed that neither the Prospectus nor any other offering material relating to the issue of the Instruments described herein will be utilized in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Instruments described herein (or beneficial interests therein) without the prior approval of the CMB.

In addition, the Dealer has represented and agreed that it has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.

We are satisfied that there is no intention to place any of the securities in the US and that it is unlikely that there will be any interest in the US in such securities. It can never be used if a rule 144a or traditional private placement in the US is being made.

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Official List of the Irish Stock Exchange with effect from 12 January 2007

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE / OFFER**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	TRY 49,669,500 in principle amount of the Instruments less TRY 5,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **YIELD**

Indication of yield:	18.701 per cent. annual Calculated as the yield to maturity on an Actual/Actual (ICMA) basis on the Issue Date. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0281587690
Common Code:	028158769
German Securities Code (WKN):	A0G4N7
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery Against Payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	TRY 2,000 and multiples thereof

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Sloneham
Managing Director
DEPFA BANK Plc

EXECUTION COPY

Final Terms dated 12 January 2007

DEPFA BANK plc

Issue of BRL 50,000,000 Fixed Rate Instruments due 26 January 2009 under the
EUR40,000,000,000 Programme for the Issuance of Debt Instruments of
DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	1046
3.	Specified Currency or Currencies:	Brazilian Real ("BRL"), provided that all payments in respect of the Instruments will be made in United States Dollars ("USD").
4.	Aggregate Nominal Amount:	BRL 50,000,000
5.	Issue Price:	99.19 per cent. of the Aggregate Nominal Amount, payable in USD
6.	Specified Denominations:	BRL 5,000
7.	(i) Issue Date:	18 January 2007
	(ii) Interest Commencement Date	18 January 2007
8.	Maturity Date:	26 January 2009
9.	Interest Basis:	10.25 per cent. Fixed Rate

10.	Redemption/Payment Basis:	Redemption at par, provided that the Redemption Amount will be paid on the Maturity Date in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior Unsubordinated and unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	10.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	26 January in each year, commencing on 26 January 2008 and ending on the Maturity Date, adjusted in accordance with the Following Business Day Convention. No adjustments will be made to Fixed Coupon Amounts.
	(iii) Fixed Coupon Amount(s):	BRL 512.50 per BRL 5,000 in Nominal Amount, provided that each Interest Amount will be paid on each Interest Payment Date in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
	(iv) Broken Amount(s):	In respect of the initial Interest Period from (and including) the Interest Commencement Date to (but excluding) the Interest Payment Date falling on or closest to 26 January 2008, BRL 523.73 per BRL 5,000 in principal amount, provided that the Broken Amount will be paid in USD converted from BRL at the applicable Reference Rate, as set out in the Annex

(v)	Day Count Fraction:	Actual/Actual ICMA
(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	See Annex

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	BRL 5,000 per Instrument of BRL 5,000 Specified Denomination, provided that the Final Redemption Amount will be paid in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Condition 10(b) and 13(b). The Early Redemption Amount and any accrued interest in respect of the Instruments shall be converted to USD at the applicable Reference Rate, as set out in the Annex

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	New York, São Paulo, TARGET

27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	The provisions in Condition 19 apply
32.	Other final terms:	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Scotia Capital Inc. ("Dealer") Scotia House 33 Finsbury Street London EC2A 1BB
34.	Total commission and concession:	1.15 cent. of the Aggregate Nominal Amount
35.	Additional selling restrictions:	As set out under "Subscription and Sale" in the Prospectus, except that TEFRA C shall apply for the United States of America and the following additional selling restrictions shall apply: **The Federative Republic of Brazil** The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Instruments in Brazil, except in compliance with Brazilian regulations. The Instruments have not been and will not be registered with the Brazilian Securities and Exchange Commission (*Commissão de Valores Mobiliários*, the CVM). Subsequent trading of the Instruments in private transactions is not subject to registration in Brazil to the extent such trading does not qualify as a public offering or distribution. **Italy**

The offering of the Instruments has not been registered pursuant to the Italian securities legislation and, accordingly, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, any Instruments in the Republic of Italy in a solicitation to the public, and that sales of the Instruments in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

The Dealer has represented and agreed that it will not offer, sell or deliver any Instruments or distribute copies of the Prospectus any other document relating to the Instruments in the Republic of Italy except:

(1) to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended ("Regulation No. 11522"), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended ("Decree No. 58"), or

(2) in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended, applies

provided, however, that any such offer, sale or delivery of the Instruments or distribution of copies of the Prospectus or any other document relating to the Instruments in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("**Decree No. 385**"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

(b) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy ("*Istruzioni di Vigilanza della Banca d'Italia*"), pursuant to which the issue, offer, sale, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, *inter alia*, on the aggregate amount and the characteristics of the Instruments issued, offered, sold, traded or placed in the Republic of Italy, applies; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Potential investors should also note that Article 100-*bis* of Decree No. 58 affects the transferability of the Instruments in Italy to the extent that an offer of Instruments (or any part of such offer) is made solely to professional investors and such Instruments are then transferred in Italy during the period of 12 months from the date of issue of the Instruments. Where this occurs, professional investors who sell the Instruments to non-professional investors may be liable to such non-professional investors for any amounts due by the Issuer in connection with the Instruments, even where the sale by the professional investor took place at the express request of the purchaser. The above such information as is required by CONSOB. As at the date hereof, CONSOB has not implemented any regulations specifying the content of such information document.

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 18 January 2007.

2. RATINGS

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator (FR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	BRL 48,980,000
(ii)	Estimate of total expenses related to the admission to trading:	Listing expenses: EUR 2,500/BRL 6,988.18

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	10.71 per cent
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **OPERATIONAL INFORMATION**

ISIN Code:	XS0281973064
Common Code:	028197306
German Securities Code (WKN):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking,	Not Applicable

société anonyme and the relevant identification number(s):	
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	DEPFA BANK plc 1 Commons Street Dublin 1 Ireland
Tradeable Amounts:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the EUR40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Nicholas Pfeifer
Head of Legal
Managing Director
DEPFA BANK plc

Bernie Connolly
DEPFA BANK plc

ANNEX

DEFINITIONS

The following definitions shall apply for the purpose of calculating all payments under the Instruments as set out in these Final Terms:

"BRL-PTAX Rate" means, in respect of each relevant Rate Fixing Date, the foreign exchange rate specified in Annex A to the ISDA 1998 FX and Currency Options Definitions (effective as of 1 March 2004) as "BRL PTAX" or "BRL09", meaning that the spot rate for the relevant Rate Fixing Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two São Paulo and New York Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or "Exchange Rate Inquiry"), Option 5 ("Cotações para Contabilidate" or "Rates for Accounting Purposes") by approximately 6:00 p.m. São Paulo time, on each relevant Rate Fixing Date.

"Calculation Agent" means Scotia Capital Inc.

"EMTA" means the Emerging Markets Traders Association.

"EMTA BRL Industry Survey Methodology" means the methodology dated 1 March 2004 as amended from time to time, for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot markets for the purpose of determining the EMTA BRL Industry Survey Rate.

"EMTA BRL Industry Survey Rate" means, in respect of each relevant Rate Fixing Date, the foreign exchange rate specified in Annex A to the ISDA 1998 FX and Currency Options Definitions (effective as of 1 March 2004) as "EMTA BRL Industry Survey Rate" or "BRL 12", meaning that the spot rate for the relevant Rate Fixing Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two São Paolo and New York Business Days, as published on EMTA's web site (www.emta.org) at approximately 3:45 p.m. (São Paulo time), or as soon thereafter as practicable, on such Rate Fixing Date. The spot rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA BRL Survey Methodology.

"New York City Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

"Rate Fixing Date" means the date which is five São Paolo Business Days before the applicable Interest Payment Date or Maturity Date.

"Reference Rate" means in respect of any Rate Fixing Date, the BRL/USD offered rate for USD expressed as the amount of BRL per one USD:

(a) determined by the Calculation Agent on the relevant Rate Fixing Date by reference to the applicable BRL-PTAX Rate (if such rate is available); or

(b) in the event that the EMTA BRL Industry Survey Rate is available and the BRL-PTAX Rate differs by more that 3% from the EMTA BRL Industry Survey Rate, determined by the Calculation Agent on the relevant Rate Fixing Date by reference to the applicable EMTA BRL Industry Survey Rate; or

(c) in the event that both the BRL-PTAX Rate and the EMTA BRL Industry Survey Rate are not available, determined by the Calculation Agent on the relevant Rate Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

"São Paulo Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in São Paulo.

DEPFA BANK

Dealer Accession Letter

12 January 2007

Scotia Capital Inc.
Scotia House
33 Finsbury Square
London EC2A 1BB

Dear Sirs,

DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK

€40,000,000,000 Programme for the Issuance of Debt Instruments

We refer to the Amended and Restated Dealership Agreement dated 30 June 2006 entered into in respect of the above Programme for the Issuance of Debt Instruments (such agreement, as modified or amended from time to time, the **"Dealership Agreement"**) between DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS Bank as Issuers and the Dealers from time to time party thereto and have pleasure in inviting you to become a Dealer upon the terms of the Dealership Agreement but only in respect of and for the purpose of the Issue of BRL 50,000,000 Fixed Rate Instruments due 26 January 2009 (the **"Instruments"**), a copy of which has been supplied to you by us. We are enclosing copies of the conditions precedent as set out in Schedule 2 to the Dealership Agreement and we have agreed to waive such documents as contained in Clauses 9 and 10 of Schedule 2 of the Dealership Agreement. Please return to us a copy of this letter signed by an authorised signatory whereupon you will become a Dealer for the purposes of the Dealership Agreement with, subject as hereinafter provided, all the authority, rights, powers, duties and obligations of a Dealer under the Dealership Agreement and *provided always that*:

(a) such authority, rights, powers, duties and obligations shall extend to the Instruments only; and

(a) following the issue of the Instruments, you shall have no further authority, rights, powers, duties or obligations except such as may have accrued or been incurred prior to, or in connection with, the issue of the Instruments.

This letter is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

DEPFA BANK plc

By:

CONFIRMATION

Bernie Connolly
DEPFA BANK plc

Nicholas Pheifer
Head of Legal
Managing Director

DEPFA BANK plc

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone +353 1 792 2222
Fax: +353 1 792 2211
info@depfa.com
www.depfa.com

Company Secretary:
Elaine Tiernan
Registered in Ireland
Company no. 348819
VAT no. IE6368819N

We hereby accept the appointment as a Dealer and accept all of the duties and obligations under, and terms and conditions of, the Dealership Agreement upon the terms of this letter but only in respect of and for the purpose of the Instruments.

We confirm that we are in receipt of all the documents (other than those which have been waived by agreement between us) referred to in the second sentence of your letter and have found them to be satisfactory.

For the purposes of the Dealership Agreement our communications details are as set out below.

SCOTIA CAPITAL INC.

By:

Date: 12 January 2007

Address: Scotia Capital Inc.
Scotia House
33 Finsbury Square
London EC2A 1BB

Facsimile: +44 (0) 20 7826 5947

Attention: Origination and Syndication Desk

Final Terms dated 17 January 2007

DEPFA BANK plc

Issue of ISK 1,500,000,000 13.50 per cent. Fixed Rate Instruments
due 22 January 2008
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1048
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Iceland Krona ("**ISK**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	ISK 1,500,000,000
	(ii)	Tranche:	ISK 1,500,000,000
5.	Issue Price:		99.70 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		ISK 100,000
7.	(i)	Issue Date:	22 January 2007
	(ii)	Interest Commencement Date	22 January 2007
8.	Maturity Date:		22 January 2008
9.	Interest Basis:		Fixed Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable

12	Put/Call Options:	Not Applicable
13	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rates of Interest:	13.50 per cent. per annum
	(ii) Interest Payment Dates:	on 22 January 2008
	(iii) Fixed Coupon Amounts:	ISK 13,500 per ISK 100,000 specified denomination
	(iv) Broken Amounts:	Not Applicable
	(v) Day Count Fraction:	Actual/Actual ICMA – unadjusted, Following Business Day Convention
	(vi) Determination Dates:	22 January 2008
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	ISK 100,000 per Instrument of ISK 100,000 specified denomination

	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
23.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25	New Global Instruments	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, TARGET and Reykjavik
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

32.		Other final terms:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Dresdner Bank AG London Branch 30, Gresham Street London EC2P 2XY United Kingdom
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on Irish Stock Exchange with effect from 22 January 2007.
(iii) Estimate of total expenses related to admission to trading	EUR 2,500

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer

5. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	ISK 1,495,500,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicble

8. ***Index-Linked or other variable-linked Instruments only*** **– PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS 028 261 756 1
Common Code:	028 261 756
German Securities Code (WKN):	Not Applicable
New Global Instrument intended to be held in a	No

manner which would allow Eurosystem eligibility:	
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, sociétéé anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against Payment
German Fiscal Agent:	Not Applicable
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan
Duly authorised
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 17 January 2007

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

Issue by DEPFA BANK plc of ZAR 750,000,000 8.75% Notes due 24 July 2008
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.		Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1047
	(ii)	Tranche Number:	01
3.	Specified Currency or Currencies:		South African Rand ("ZAR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 750,000,000.00
	(ii)	Tranche:	ZAR 750,000,000.00
5.	Issue Price:		100.229 per cent in respect of ZAR 250,000,000 of the Aggregate Nominal Amount of the Instruments and 100.148 per cent. in respect of ZAR 250,000,000 of the Aggregate Nominal Amount of the Instruments and 99.897 in respect of ZAR 250,000,000 of the Aggregate Nominal Amount
6.	Specified Denominations:		ZAR 10,000
7.	(i)	Issue Date:	23 January 2007

	(ii)	Interest Commencement Date	23 January 2007
8.	Maturity Date:		24 July 2008
9.	Interest Basis:		8.75 % Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not applicable
12.	Put/Call Options:		Not applicable
13.	(i)	Status of the Instruments:	Senior, unsubordinated & unsecured
	(ii)	Date approval for issuance of Instruments obtained:	Not applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate of Interest:	8.75 per cent. per annum payable annually in arrear with short first coupon payable on 24 July 2007
	(ii)	Interest Payment Date:	24 July of each year
	(iii)	Fixed Coupon Amount:	ZAR 875 per ZAR 10,000 in Nominal Amount
	(iv)	Broken Amount:	ZAR 436.30 per ZAR 10,000 in Nominal Amount short first coupon payable on 24 July 2007
	(v)	Day Count Fraction:	Actual/Actual (ICMA) following unadjusted
	(vi)	Determination Dates:	24 July of each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**		ZAR 10,000 per Instrument of ZAR 10,000 Specified Denomination
	(i)	Index/Formula/variable:	Not applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not applicable
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not applicable
	(iv)	Determination Date(s):	24 July 2008
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise	Not applicable

	disrupted:	
(vi)	Payment Date:	24 July 2008
(vii)	Minimum Final Redemption Amount:	par
(viii)	Maximum Final Redemption Amount:	par

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Prospectus

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Johannesburg, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:		Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.		Other final terms:	Not Applicable
33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London, UK, EC2A 1DB
35.		Total commission and concession:	1.125 per cent. of the Aggregate Nominal Amount
36.		Additional selling restrictions:	South Africa The Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Instruments, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except (a) in accordance with the Exchange Control Regulations of the Republic of South

Africa and (b) to any entity resident or within the Republic of South Africa in accordance with the Commercial Paper regulations and the Companies Act 1973 and the Financial Advisory and Intermediary Services Act 2002.

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Official List of the Irish Stock Exchange with effect from 23 January 2007

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE / OFFER**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	ZAR 247,735,000 in respect of ZAR 250,000,000 principal amount of the Instruments and ZAR 247,557,500 in respect of ZAR 250,000,000 principal amount of the Instruments and ZAR 246,930,000 in respect of ZAR 250,000,000 principal amount of the Instruments
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **YIELD**

Indication of yield:	8.748 per cent. annual

Calculated as the yield to maturity on an Actual/Actual (ICMA) basis on the Issue Date.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0282504017
Common Code:	028250401
German Securities Code (WKN):	A0G4YR
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery Against Payment
Fiscal Agent:	Deutsche Bank AG, London Branch

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	ZAR 10,000 and multiples thereof

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 1 February 2007

DEPFA BANK plc

Issue of BRL 50,000,000 Fixed Rate Instruments due 7 February 2011 under the
EUR40,000,000,000 Programme for the Issuance of Debt Instruments of
DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	1055
3.	Specified Currency or Currencies:	Brazilian Real ("**BRL**"), provided that all payments in respect of the Instruments will be made in United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	BRL 50,000,000
5.	Issue Price:	100.45 per cent. of the Aggregate Nominal Amount, payable in USD
6.	Specified Denominations:	BRL 5,000
7.	(i) Issue Date:	7 February 2007
	(ii) Interest Commencement Date	7 February 2007
8.	Maturity Date:	7 February 2011
9.	Interest Basis:	11 per cent. Fixed Rate.

10.	Redemption/Payment Basis:	Redemption at par, provided that the Redemption Amount will be paid on the Maturity Date in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior Unsubordinated and unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	11 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	7 February in each year, commencing on 7 February 2008 and ending on the Maturity Date, adjusted in accordance with the Following Business Day Convention. No adjustments will be made to Fixed Coupon Amounts.
	(iii) Fixed Coupon Amount(s):	BRL 550 per BRL 5,000 in Nominal Amount, provided that each Interest Amount will be paid on each Interest Payment Date in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual ICMA
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	See Annex
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable

19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	BRL 5,000 per Instrument of BRL 5,000 Specified Denomination, provided that the Final Redemption Amount will be paid in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Condition 10(b) and 13(b). The Early Redemption Amount and any accrued interest in respect of the Instruments shall be converted to USD at the applicable Reference Rate, as set out in the Annex

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York, São Paulo, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	The provisions in Condition 19 apply
32.	Other final terms:	Not Applicable
33.	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank ("Dealer") Triton Court 14/18 Finsbury Square London EC2A 1DB
34.	Total commission and concession:	Selling Concession of 1.375 per cent. of the Aggregate Nominal Amount. Combined Management and Underwriting Commission of 0.250 per cent. of the Aggregate Nominal Amount.
35.	Additional selling restrictions:	As set out under "Subscription and Sale" in the Prospectus, except that TEFRA C shall apply for the United States of America and the following additional selling restriction shall apply: **The Federative Republic of Brazil** The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Instruments in Brazil, except in compliance with Brazilian regulations. The Instruments have not been and will not be registered with the Brazilian Securities and Exchange Commission (*Commissão de Valores Mobiliários*, the CVM). Subsequent trading of the Instruments in private transactions is not subject to registration in Brazil to the extent such trading does not qualify as a public offering or distribution.

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 7 February 2007.

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator (FR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	USD 23,177,230.05
(ii)	Estimate of total expenses related to the admission to trading:	Listing expenses: EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	10.855 per cent
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **OPERATIONAL INFORMATION**

ISIN Code:	XS0284982252

Common Code:	028498225
German Securities Code (WKN):	A0LL3A
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	DEPFA BANK plc 1 Commons Street Dublin 1 Ireland
Tradeable Amounts:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the EUR40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Bernie Connolly
DEPFA BANK plc

Nicholas Pheifer
Head of Legal
Managing Director

DEPFA BANK plc

ANNEX

DEFINITIONS

The following definitions shall apply for the purpose of calculating all payments under the Instruments as set out in these Final Terms:

"BRL-PTAX Rate" means, in respect of each relevant Rate Fixing Date, the foreign exchange rate specified in Annex A to the ISDA 1998 FX and Currency Options Definitions (effective as of 1 March 2004) as "BRL PTAX" or "BRL09", meaning that the spot rate for the relevant Rate Fixing Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD. for settlement in two São Paulo and New York Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or "Exchange Rate Inquiry"), Option 5 ("Cotacões para Contabilidate" or "Rates for Accounting Purposes") by approximately 6:00 p.m. São Paulo time, on each relevant Rate Fixing Date.

"Calculation Agent" means The Toronto-Dominion Bank, 17th Floor, Royal Trust Tower, 77 King Street West, Toronto, ON, Canada, M5K 1A2.

"EMTA" means the Emerging Markets Traders Association.

"EMTA BRL Industry Survey Methodology" means the methodology dated 1 March 2004 as amended from time to time, for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot markets for the purpose of determining the EMTA BRL Industry Survey Rate.

"EMTA BRL Industry Survey Rate" means, in respect of each relevant Rate Fixing Date, the foreign exchange rate specified in Annex A to the ISDA 1998 FX and Currency Options Definitions (effective as of 1 March 2004) as "EMTA BRL Industry Survey Rate" or "BRL 12", meaning that the spot rate for the relevant Rate Fixing Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two São Paolo and New York Business Days, as published on EMTA's web site (www.emta.org) at approximately 3:45 p.m. (São Paulo time), or as soon thereafter as practicable, on such Rate Fixing Date. The spot rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA BRL Survey Methodology.

"New York City Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

"Rate Fixing Date" means the date which is five São Paolo Business Days before the applicable Interest Payment Date or Maturity Date.

"Reference Rate" means in respect of any Rate Fixing Date, the BRL/USD offered rate for USD expressed as the amount of BRL per one USD:

(a) determined by the Calculation Agent on the relevant Rate Fixing Date by reference to the applicable BRL-PTAX Rate (if such rate is available); or

(b) in the event that the EMTA BRL Industry Survey Rate is available and the BRL-PTAX Rate differs by more that 3% from the EMTA BRL Industry Survey Rate, determined by the Calculation Agent on the relevant Rate Fixing Date by reference to the applicable EMTA BRL Industry Survey Rate; or

(c) in the event that both the BRL-PTAX Rate and the EMTA BRL Industry Survey Rate are not available, determined by the Calculation Agent on the relevant Rate Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

"**São Paulo Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in São Paolo.

XS0286538156

Final Terms dated 13 February 2007

DEPFA BANK plc

Issue of EUR 11,500,000 Index Linked Callable Instruments due February 2017
under the €40,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available foer viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at *www.financialregulator.ie* and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	1057
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("**EUR**" or "**€**")
4.		Aggregate Nominal Amount:	
	(i)	Series:	EUR 11,500,000
	(ii)	Tranche:	EUR 11,500,000
5.		Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 50,000
7.	(i)	Issue Date:	15 February 2007
	(ii)	Interest Commencement Date:	Issue Date
8.		Maturity Date:	The Specified Interest Payment Date falling in February 2017
9.		Interest Basis:	Index Linked (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/Payment Basis:	Not applicable
12.		Put/Call Options:	Issuer Call (further particulars specified below)

13.	(i)	Status of the Instruments:	Senior, Unsecured, unsubordinated
	(ii)	Date [Board] approval for issuance of Instruments obtained:	Not applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Not applicable
16.	**Floating Rate Instrument Provisions**		Not applicable
17.	**Zero Coupon Instrument Provisions**		Not applicable
18.	**Index-Linked Interest Instrument / other variable-linked interest Instrument Provisions**		Applicable
	(i)	Index / Formula / other variable:	As specified in the section of these Final Terms entitled "*Part B – Other Information*"
	(ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas (the "**Calculation Agent**")
	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	As specified in the section of these Final Terms entitled "*Part B – Other Information*"
	(iv)	Determination Date(s):	As specified in the section of these Final Terms entitled "*Part B – Other Information*"
	(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	As specified in the section of these Final Terms entitled "*Part B – Other Information*"
	(vi)	Interest or Calculation Period(s):	From and including the Interest Commencement Date to but excluding the first Specified Interest Payment Date and each subsequent period from and including a Specified Interest Payment Date to but excluding the immediately following Specified Interest Payment Date
	(vii)	Specified Interest Payment Dates:	15 February, 15 May, 15 August and 15 November of each year from and including 15 May 2007 to and including 15 February 2017
	(viii)	Business Day Convention:	Modified Following Business Day Convention
	(ix)	Additional Business Centre(s):	TARGET and London

	(x)	Minimum Rate/Amount of Interest:	Not applicable
	(xi)	Maximum Rate/Amount of Interest:	Not applicable
	(xii)	Day Count Fraction:	30/360 unadjusted
19.	**Dual Currency Instrument Provisions**		Not applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from and including the Specified Interest Payment Date falling in August 2007 to and including the Specified Interest Payment Date falling in November 2016
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not applicable
		(b) Maximum Redemption Amount:	Not applicable
	(iv)	Notice period:	No fewer than five TARGET Business Days prior to the relevant Optional Redemption Date
21.	**Put Option**		Not applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Bearer Instruments:

		Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	Yes
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not applicable
31.	Consolidation provisions:	Not applicable
32.	Other final terms:	Not applicable
33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not applicable
	(ii) Date of Subscription Agreement:	Not applicable
	(iii) Stabilising Manager(s) (if any):	Not applicable
34.	If non-syndicated, name and address of Dealer:	BNP Paribas, 10 Harewood Avenue, London NW1 6AA, United Kingdom
35.	Total commission and concession:	None
36.	Additional selling restrictions:	Not applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from the Issue Date

2. **RATINGS**

Not applicable

3. **NOTIFICATION**

The Irish Financial Regulator has provided: AFM (*Autoriteit Financiële Markten*) (the Netherlands); UK Listing Authority (the Financial Services Authority, acting as competent authority for listing) (United Kingdom); BaFin (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (Germany); CSSF (*Commission de Surveillance du Secteur Financier*) (Luxembourg); CNMV (*Comisión Nacional de Mercado de Valores*) (Spain); CONSOB (*Commissione Nazionale per la Societa e la Borsa*) (Italy); AMF (*Autorité des Merchés Financiers*) (France); *Finanstilsynet* (Denmark); *Commission Bancaire, Financiere et des Assurances* (Belgium); and FMA (Finanzmarktaufsicht) (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 11,500,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **INDEX / FORMULA / OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

The Rate of Interest for each Interest Period shall be determined by the Calculation Agent in accordance with the following formula:

Gearing multiplied by EUR10YrCMS

"**Barrier**" means:

(i) 5.25 per cent. for the Interest Periods ending in August 2007, November 2007 and February 2008;

(ii) 5.35 per cent. for the Interest Periods ending in May 2008, August 2008, November 2008 and February 2009;

(iii) 5.50 per cent. for the Interest Periods ending in May 2009, August 2009, November 2009 and February 2010;

(iv) 5.75 per cent. for the Interest Periods ending in May 2010, August 2010, November 2010 and February 2011;

(v) 6.00 per cent. for the Interest Periods ending in May 2011, August 2011, November 2011 and February 2012;

(vi) 6.25 per cent. for the Interest Periods ending in May 2012, August 2012, November 2012 and February 2013;

(vii) 6.50 per cent. for the Interest Periods ending in May 2013, August 2013, November 2013 and February 2014;

(viii) 6.75 per cent. for the Interest Periods ending in May 2014, August 2014, November 2014 and February 2015; and

(ix) 7.00 per cent. for all subsequent Interest Periods.

"EUR10YrCMS" means the fixed leg, expressed as a per annum percentage rate, of an interest rate swap transaction in EUR with a term equal to ten years versus six month EURIBOR as appearing on Reuters page ISDAFIX2 (or such other page or service which displays such information) under the heading "EUR 11:00 AM" as of 11:00 a.m., Central European Time, five TARGET Business Days prior to the first day in the relevant Interest Period provided that if such rate is not available on any such day then the Calculation Agent shall determine the rate by reference to such factors and sources as it deems appropriate.

"Gearing" means:

(i) 150 per cent. for the Interest Period ending in May 2007; and

(ii) Previous Gearing multiplied by the Range and divided by the Total for all subsequent Interest Periods.

"Index" means, for each day in the relevant Interest Period, the fixed leg, expressed as a per annum percentage rate, of an interest rate swap transaction in EUR with a term equal to ten years versus six month EURIBOR as appearing on Reuters page ISDAFIX2 (or such other page or service which displays such information) under the heading "EUR 11:00 AM" as of 11:00 a.m., Central European Time, five TARGET Business Days prior to such day provided that if such rate is not available on any such day then the Calculation Agent shall determine the rate by reference to such factors and sources as it deems appropriate.

"Previous Gearing" means the Gearing for the Interest Period immediately preceding the relevant Interest Period.

For the avoidance of any doubt, the "*Previous Gearing*" for the Interest Period ending in August 2007 shall be 150 per cent.

"Range" means the number of days in the relevant Interest Period on which the Index is lower than the Barrier.

"TARGET Business Day" means a day on which the TARGET System is open.

"**Total**" means the total number of days in the relevant Interest Period.

7. **OPERATIONAL INFORMATION**

ISIN Code:	XS0286338156
Common Code:	028633815
German Securities Code (WKN):	Not applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	Yes
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not applicable
Tradeable Amounts:	Not applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan
Associate
Depfa Bank Plc

Duly authorised

Barry Stoneham
Managing Director
DEPFA BANK Plc

STRICTLY PRIVATE AND CONFIDENTIAL

Power Floater Note

Indicative terms and conditions	01 February 2007
Issuer	Depfa Bank (Aa3 / AA-)
Dealer	BNP Paribas
Nominal Amount	EUR 11,500,000
Denominations	EUR 50,000
Trade Date	1 February 2007
Issue Date	15 Feburary 2007
Maturity Date	15 February 2017, subject to Early Redemption
Issue Price	100.00%
Redemption Price	100.00%
Coupon	Quarter 1: 150 % * EUR CMS 10y Quarter (i): G(i) * EUR CMS 10y
G(i)	For i=1, G(1) = 150% For i={2, 3, ..., 40} G(i) = G(i-1) * n/N

Barriers

Period	Barrier
2 – 4	5.25 %
5 – 8	5.35 %
9 – 12	5.50 %
13 – 16	5.75 %
17 – 20	6.00 %
21 – 24	6.25 %
25 – 28	6.50 %
29 - 32	6.75%
33 – 40	7.00 %

EUR CMS 10y	The 10 year EUR Swap rate as quoted on Reuters page ISDAFIX2, five business days prior to the first day of each period (in advance)
Early Redemption Option	The issuer has the right to call the note on each coupon date, from 15 August 2007 onwards, subject to a 5 (five) Target business days notice.
n	Number of days when the Range Accrual Index fixes BELOW the Barrier (inclusive) during the relevant Calculation Period
N	Number of days in the relevant Calculation Period.
Range Accrual Index	The 10 year EUR Swap vs E6m rate as quoted on Reuters page ISDAFIX2, 11:00 Brussels Time, daily fixed 5 business days in advance
Calculation period	From the previous coupon date (inclusive) to the next coupon date (exclusive).
Coupon Periods	Quarterly, 30/360 Unadjusted

Business Days for Fixing	Target
Business Days for Payment	Target and London
Business Day Convention	Modified Following
Listing	Dublin
Governing Law	English Law
Documentation	Issuer's debt Issuance Programme
Paying Agent	Deutsche Bank AG London
Calculation Agent	BNP Paribas
Settlement	BNP Paribas will settle via Euroclear 92542

The swap — 6 January 2006

Party A	BNP Paribas, Paris
Party B	The Issuer
Trade Date	Same as Trade Date of the Notes above
Effective Date	Same as Issue Date of the Notes above
Termination Date	Same as Maturity Date of the Notes above
EUR Notional Amount	Same as Issue Amount of the Notes above
Initial Exchange	None
Upfront Fee	Party A pay to Party B on the Issue Date a upfront fee of EUR 2,500
Party A pays	Coupons of the Notes above
Day Count Fraction	Same as the Notes above
Fixing Dates	Same as the Notes above
Payment Dates	Same as the Notes above
Business Day Convention	Same as the Notes above
Business Days for Fixing	Same as the Notes above
Business Days for Payment	Same as the Notes above
Business Day Convention	Same as the Notes above

Early redemption	Under the terms of this swap, Party A has the right to redeem the swap at Par on any Coupon Dates from the 15 August 2007 upon giving at least ten (10) Target business days notice at no additional cost.
Party B pays	Quarter 1 & 2 : 3 month Euribor –0.18 % Quarter 3 - 4 : 3 month Euribor –0.07 % Quarter 5-40: 3 month Euribor – 0.05 %
Day Count Fraction	Act/360, Adjusted
Payment Dates	Quarterly, from and including 15 May 2007 to and including the Maturity Date
Business Day Convention	Modified Following
Business Days for Fixing	Target
Business Days for Payment	Target and London

Final Terms dated 2 February 2007

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

Issue by DEPFA BANK plc of TRY 75,000,000 20.00% Notes due 19 November 2007 (to be consolidated and form a single series with the TRY 250,000,000 20.00% Notes due 19 November 2007 issued in four Tranches on the 19 October 2006, 14 November 2006, 7 December 2006 and 28 December 2006)

under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.		Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1021
	(ii)	Tranche Number:	05
3.	Specified Currency or Currencies:		Turkish Lira ("TRY")
4.	Aggregate Nominal Amount:		TRY 75,000,000.00
	(i)	Series:	TRY 325,000,000.00
	(ii)	Tranche:	TRY 75,000,000.00
5.	Issue Price:		100.808 per cent of the Aggregate Nominal Amount of the Instruments plus 120 days' accrued interest from and including 19 October 2006 to but excluding the Issue Date
6.	Specified Denominations:		TRY 2,000
7.	(i)	Issue Date:	16 February 2007

	(ii)	Interest Commencement Date	19 October 2006
8.	Maturity Date:		19 November 2007
9.	Interest Basis:		20.00 % Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not applicable
12.	Put/Call Options:		Not applicable
13.	(i)	Status of the Instruments:	Senior, unsubordinated & unsecured
	(ii)	Date approval for issuance of Instruments obtained:	Not applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Applicable
	(i)	Rate of Interest:	20.00 per cent. per annum payable annually in arrear with long first coupon payable on 19 November 2007
	(ii)	Interest Payment Date:	19 November 2007
	(iii)	Fixed Coupon Amount:	TRY 400 per TRY 2,000 in Nominal Amount
	(iv)	Broken Amount:	TRY 433.97 per TRY 2,000 in Nominal Amount long first coupon payable on 19 November 2007
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Dates:	19 November 2007
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**		TRY 2,000 per Instrument of TRY 2,000 Specified Denomination
	(i)	Index/Formula/variable:	Not applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not applicable
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not applicable
	(iv)	Determination Date(s):	19 November 2007
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise	Not applicable

	disrupted:	
(vi)	Payment Date:	19 November 2007
(vii)	Minimum Final Redemption Amount:	par
(viii)	Maximum Final Redemption Amount:	par

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Prospectus

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Istanbul, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other final terms:	Not Applicable
33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London, UK, EC2A 1DB
35.	Total commission and concession:	1.00 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Turkey: The Instruments described herein have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Dealer has represented and agreed that neither the Prospectus nor any other offering material relating to the issue of the

Instruments described herein will be utilized in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Instruments described herein (or beneficial interests therein) without the prior approval of the CMB.

In addition, the Dealer has represented and agreed that it has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.

We are satisfied that there is no intention to place any of the securities in the US and that it is unlikely that there will be any interest in the US in such securities. It can never be used if a rule 144a or traditional private placement in the US is being made.

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Official List of the Irish Stock Exchange with effect from 16 February 2007

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE / OFFER**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	TRY 74,856,000 in principle amount of the Instruments less TRY 7,500 plus TRY 4,931,506.85 accrued interest. Total TRY 79,780,006.85

(ii) Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **YIELD**

Indication of yield:	17.630 per cent. annual Calculated as the yield to maturity on an Actual/Actual (ICMA) basis on the Issue Date. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0269887138
Common Code:	026988713
German Securities Code (WKN):	A0GY6Y
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme	Not Applicable

and the relevant identification number(s):	
Delivery:	Delivery Against Payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	TRY 2,000 and multiples thereof

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 19 February 2007

DEPFA BANK plc

Issue of HUF 10,000,000,000 Fixed Rate Instruments due 7 February 2011 under the
EUR40,000,000,000 Programme for the Issuance of Debt Instruments of
DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK plc
2.	Series Number:		1061
3.	Specified Currency or Currencies:		Hungarian Florint ("**HUF**")
4.	Aggregate Nominal Amount:		HUF 10,000,000,000
5.	Issue Price:		100.525 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		HUF 500,000
7.	(i)	Issue Date:	27 February 2007
	(ii)	Interest Commencement Date	27 February 2007
8.	Maturity Date:		28 August 2008
9.	Interest Basis:		7.50 per cent. Fixed Rate.
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior Unsubordinated and unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	7.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	28 August in each year, commencing with a short first coupon payable on 28 August 2007 and ending on the Maturity Date, adjusted in accordance with the Following Business Day Convention. No adjustments will be made to Fixed Coupon Amounts.
	(iii) Fixed Coupon Amount(s):	HUF 37,500 per HUF 500,000 in Nominal Amount, with a short first coupon of HUF 18,699 per HUF 500,000 in Nominal Amount payable on 28 August 2007
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual ICMA
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	HUF 500,000 per Instrument of HUF 500,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Condition 10(b) and 13(b)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Budapest, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	The provisions in Condition 19 apply
32.	Other final terms:	Not Applicable

33.	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank ("**Dealer**") Triton Court 14/18 Finsbury Square London EC2A 1DB
34.	Total commission and concession:	Selling Concession of 0.975 per cent. of the Aggregate Nominal Amount. Combined Management and Underwriting Commission of 0.150 per cent. of the Aggregate Nominal Amount.
35.	Additional selling restrictions:	As set out under "Subscription and Sale" in the Prospectus, except that TEFRA C shall apply for the United States of America and the following additional selling restriction shall apply: **<u>Hungary</u>** PURSUANT TO SECTION 18 OF ACT CXX OF 2001 ON THE CAPITAL MARKETS, THESE FINAL TERMS WERE PREPARED IN CONNECTION WITH A PRIVATE PLACEMENT IN HUNGARY.

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 27 February 2007.

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator (FR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	HUF 9,939,800,000
(ii)	Estimate of total expenses related to the admission to trading:	Listing expenses: EUR 2,500

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	7.164 per cent

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **OPERATIONAL INFORMATION**

ISIN Code:	XS0287960727
Common Code:	028796072
German Securities Code (WKN):	A0LNCM
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the EUR40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

SCHEDULE 1

Part A

PRO FORMA FINAL TERMS FOR INSTRUMENTS

Final Terms dated 27 February 2007

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

Issue of EUR 5,500,000 Index Linked Interest Note
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and website www.financialregulator.ie and copies may be obtained from address. 1 Commons Street,, Dublin 1,

1.	[(i)]	Issuer:	DEPFA BANK PLC
2.	[(i)]	Series Number:	1065
	[(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).]	1
3.	Specified Currency or Currencies:		EUR
4.	Aggregate Nominal Amount:		
	(i)	Series:	5,500,000
	(ii)	Tranche:	5,500,000
5.	Issue Price:		100 per cent of the Aggregate Nominal Amount

6.	Specified Denominations:	EUR 50,000
7.	[(i)] Issue Date:	1 March 2007
	[(ii)] Interest Commencement Date	Not Applicable
8.	Maturity Date:	1 September 2008
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, Unsubordinated, Unsecured
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Applicable
	(i) Index/Formula/other variable:	Max[0.00%, 4.80%*(n/N)]
	(ii) Calculation Agent responsible for calculating the interest due	Banco Santander Central Hispano, S.A.
	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable	"n" means the number of days in the Observation Period that the Index is equal to or above the Barrier; "Index" means the EUR-EURIBOR-Telerate with a Designated Maturity of 12 months <u>less</u> the EUR-EURIBOR-Telerate with a Designated Maturity of 3 months, as those terms are defined in the ISDA Definitions, with the modification that the words "on the day that is two Target Settlement Days preceding that Reset Date" shall be replaced by "on that Reset

Date", where Reset Date means each day comprised in the Observation Period. For those days which are not Business Day, the Index shall be equal to that of the immediately preceding Business Day.

"Barrier" means 0.00%

"N" means the number of days of the Observation Period

"Observation Period" means the period form, and including, the second day prior to the Issue Date, to, and including, the second day prior to the Maturity Date.

(iv)	Determination Date(s):	Not Applicable
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	"EUR-EURIBOR-Reference Banks" as this is defined in the ISDA Definitions.
(vi)	Interest or calculation period(s):	As per Terms and Conditions, provided that the Interest Period shall <u>not</u> be adjusted in accordance with the Business Day Convention
(vii)	Specified Interest Payment Dates:	The 1st of September 2007, the 1st of March 2008 and the Maturity date
(viii)	Business Day Convention:	Modified Following Business Day Convention.
(ix)	Additional Business Centre(s):	Target
(x)	Minimum Rate/Amount of Interest:	Not Applicable
(xi)	Maximum Rate/Amount of Interest:	Not Applicable
(xii)	Day Count Fraction:	30/360

19. **Dual Currency Instrument Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 5,500,000 per Instrument of EUR 50,000 specified denomination.
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments on in the limited circumstances specified in the Permanent Global Instrument.
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable

29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.		Other final terms:	Not Applicable
33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of [Subscription] Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Banco Santander Central Hispano, S.A. Ciudad Grupo Santander Edificio Encinar Planta Baja, 28660 Boadilla del Monte, Madrid Spain
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on Irish Stock Exchange with effect from 1st March 2007 (*Where documenting a fungible issue need to indicate that original securities are already admitted to trading.*)

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Financial Regulator (FR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

[Save as discussed in ["Subscription and Sale"], so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer."]

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 5,500,000 *(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)*
(ii)	Estimate of total expenses related to the admission to trading:	Eur 2,500

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not applicable

8. ***Index-Linked or other variable-linked Instruments only* -- PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Past and future performance and volatility of the EUR-EURIBOR-Telerate can be obtained on Telerate 248

9. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0288635278
Common Code:	028863527
German Securities Code (WKN):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Not Applicable
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	50.000

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the

Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised]

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

Final Terms dated 5 March 2007

DEPFA BANK PLC

Issue of EUR 30,000,000 Fixed Rate Callable Instruments due 6 March 2009
under the €40,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	1070
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euros ("**EUR**")
4.	Aggregate Nominal Amount:		EUR 30,000,000
	(i)	Series:	EUR 30,000,000
	(ii)	Tranche:	EUR 30,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	06 March, 2007
	(ii)	Interest Commencement Date:	06 March, 2007
8.	Maturity Date:		06 March, 2009
9.	Interest Basis:		4.25 per cent. Fixed Rate (further particulars specified below).
10.	Redemption/Payment Basis:		Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below).

13.	(i)	Status of the Instruments:	Senior, unsubordinated and unsecured
	(ii)	Date Board approval for issuance of Instruments obtained:	Not applicable
14.		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		**Fixed Rate Instrument Provisions**	Applicable
	(i)	Rate of Interest:	4.25 per cent per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	06 March in each year commencing on 06 March, 2008 and ending on the Maturity Date adjusted for payment only in accordance with the Following Business Day Convention
	(iii)	Fixed Coupon Amount(s):	EUR 2,125 per EUR 50,000 in Nominal Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Dates:	06 March in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.		**Floating Rate Instrument Provisions**	Not Applicable
17.		**Zero Coupon Instrument Provisions**	Not Applicable
18.		**Index-Linked Interest Instrument/ other variable-linked interest Instrument Provisions**	Not Applicable
19.		**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.		**Call Option**	Applicable
	(i)	Optional Redemption Date(s):	The Issuer shall have the right to redeem the Instruments on the Interest Payment Date falling in March 2008, on at least five TARGET and London Business Days' notice to the Instrument holders in accordance with Condition 10.
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable

	(a) Minimum Redemption Amount:	Not Appblicable
	(b) Maximum Redemption Amount:	Not Applicable
	(iv) Notice period	Not less than Five TARGET and London Business Days
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculation the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	Form of Instruments:	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other final terms:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:		Morgan Stanley & Co. International Limited
35.	Additional selling restrictions:		Not Applicable

PART B - OTHER INFORMATION

1 **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Applicaton has been made for the Instruments to be admitted to trading on the regulated market of the Irish Stock Exchange with effect from 06 March, 2007.
(iii) Estimate of total expenses related to the admission to trading:	EUR 2,500

2 **RATINGS**

Ratings:	Not Applicable

3 **NOTIFICATION** — Not Applicable

4 **INTEREST NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE** — Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5 **ESTIMATED NET PROCEEDS**

(i) Estimated net proceeds:	EUR 30,000,000
(ii) Estimate of total expenses related to the admission to trading:	EUR 2,500

6 **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	4.25 per cent per annum. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **OPERATIONAL INFORMATION**

ISIN Code:	XS0288958522
Common Code:	028895852
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Bank Plc, DEPFA Pfandbriefbank AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

XS0288902537

Final Terms dated 8th March 2007

DEPFA BANK plc

Issue of EUR 15,942,000 Daily Range Accrual Notes due March 2008
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1069
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		EUR 15,942,000
	(i)	Series:	EUR 15,942,000
	(ii)	Tranche:	EUR 15,942,000
5.	Issue Price:		100 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	14th March 2007
	(ii)	Interest Commencement Date	14th March 2007
8.	Maturity Date:		17th March 2008, subject to adjustment for payment only in accordance with Modified Following Business Day Convention.

9.	Interest Basis:	Other (Daily Range Accrual) (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date [Board] approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Applicable
	(i) Specified Period(s)	Annually
	(ii) Specified Interest Payment Dates:	17th March 2008, subject to adjustment for payment only in accordance with Business Day Convention specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	The Calculation Agent will determine the applicable Rate of Interest in accordance with the following formula: 5.50%*(n/N) Where: - "n": Number of Valuation Days in the Observation Period in which the Reference Rate is greater or equal than 0.10%. For the avoidance of doubt, if a calendar day within the relevant Observation Period is not a Target Business Day, then the Reference

Rate for such calendar day will be deemed to be the Reference Rate for the immediately preceding day in such Observation Period which is a Target Business Day. If, on any Valuation Date, Reuters screen EURIBOR01 does not publish "Reference Rate", the fixing of the precedent Business Day will be used for these purposes.

- "N": Number of calendar days in the Observation Period (each such day being a "Valuation Date").
- **"Observation Period"**: from 14th March to 13th March 2008, both dates included.
- **"Euribor 12Month"** means the rate for deposits in EUR for a period of 12 months which appears on the Relevant Screen Page as of 11:00 a.m. Brussels Time each Valuation Date.
- **"Euribor 3Month"** means the rate for deposits in EUR for a period of 3 months which appears on the Relevant Screen Page as of 11:00 a.m. Brussels Time each Valuation Date.

(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Banco Bilbao Vizcaya Argentaria S.A.
(vii)	Screen Rate Determination:	
	– Reference Rate:	[Euribor 12Month – Euribor 3Month]
	– Interest Determination Date(s):	13th March 2008
	– Relevant Screen Page:	Reuters Screen EURIBOR01
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	Not Applicable

(x)	Minimum Rate of Interest:	0 per cent. per annum
(xi)	Maximum Rate of Interest:	5.50 per cent. per annum
(xii)	Day Count Fraction:	Act/365
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable

17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 1,000 per Instrument of EUR 1,000 specified denomination

In cases where the Final Redemption Amount is Index-Linked or other variable-linked:

(i)	Index/Formula/variable:	Not Applicable
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable

(iv)	Determination Date(s):	Not Applicable
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
(vi)	Payment Date:	Not Applicable
(vii)	Minimum Final Redemption Amount:	Not Applicable
(viii)	Maximum Final Redemption Amount:	Not Applicable

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument Registered
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

28.		Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
29.		Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.		Consolidation provisions:	Not Applicable
32.		Other final terms:	Banco Bilbao Vizcaya Argentaria, S.A. will act as the Calculation Agent. All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholders in the absence of manifest error.
33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of [Subscription] Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Banco Bilbao Vizcaya Argentaria, S.A. Vía de los Poblados s/n, 2ª Planta Madrid 28033 – Spain
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing: Irish Stock Exchange

(ii) Admission to trading: Application has been made for the Instruments to be admitted to trading on 14th March 2007 with effect from 14th March 2007

2. **RATINGS**

Ratings: Not Applicable

The above disclosure should reflect the rating allocated to Instruments of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed, so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

4. **ESTIMATED NET PROCEEDS**

(i) Estimated net proceeds: EUR 15,942,000

(ii) Estimate of total expenses related to the admission to trading: EUR 2,500

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR 3Month and EURIBOR12Month rates can be obtained from Reuters screen EURIBOR01

7. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0288907537
Common Code:	028890753
German Securities Code (WKN):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Tradeable Amounts:	EUR 1,000

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

1 Years Daily Range Accrual

Structured Products

Distribution & Global Markets

Indicative Conditions Termsheet

Issuer	: DEPFA BANK PLC
Type	: EMTN
Issuer's Rating	: Aa3 / AA- / AA-
Nominal Amount	: EUR 15,942,000
Currency	: Euro
ISIN	: XS0288907537
Trade Date	: 15th February, 2007
Issue Date	: 14th March, 2007
Maturity Date	: 17th March, 2008
Issue Price	: 100%
Redemption Amount	: 100% of Nominal Amount
Reference	: **{Euribor12Month – Euribor 3Month}** which means the official 11h00 ECB Euribor 12 Month fixing rate and the official 11h00 ECB Euribor 3 Month fixing rate, published on Reuters screen EURIBOR01, on each Valuation Date in the Observation Period.
Observation Period	: From 14th March 2007 until 13th March 2008, both dates included. The Reference Rate for a calendar day, which is a non-TARGET Business Day, shall be deemed to be the Reference Rate as observed on the previous day that was a TARGET Business Day.
Coupon	: To be paid on the Maturity Date, Act/365 **[5.50%] x n / N** Where: **"N"** is the total number of days in the Observation Period (from 14th March 2007 to 13th March 2008). **"nt"** is the total number of days in the Observation Period in which the Reference is higher or equal 0.10%. For the avoidance of doubt, if a calendar day within the relevant Observation Period is not a Target Business Day, then the Reference Rate for such calendar day will be deemed to be the Reference Rate for the immediately preceding day in such Observation Period which is a Target Business Day.
Listing:	Dublin
Denominations:	EUR 1,000
Business Day Convention:	Modified Following Business Day Convention
Business Day:	TARGET

Banco Bilbao Vizcaya Argentaria, S.A. hereby confirms, agrees and represents to DEPFA BANK plc that, as further described in the Selling Restrictions of the Issuers EMTN Programme of 30th June 2006 for the issue of Instruments and/or ACS Instruments, offering of these Instruments is exempt from the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of November 4th 2003 (the Prospectus Directive) due to one or more of the following exemptions:

(Please tick the relevant box)

☐ In accordance with Article 3.2. (a) / any and all offerings of the Instruments have been and will be address, directly or indirectly, solely to Qualified Investors (as defined in the Prospectus Directive);

☐ In accordance with Article 3.2. (b) / any and all offerings of the Instruments have been and will be address to fewer than 100 natural or legal persons per member State, other than Qualified Investors (as defined in the Prospectus Directive);

☒ In accordance with Article 3.2. (c) / any and all offerings of the Instruments have been and will be made for a total consideration of at least EURO 50,000 (or equivalent) per investor, for each separate offer.

☐ In accordance with Article 3.2. (d) / the denominations of the Instruments are greater or equal to EURO 50,000 (or equivalent)

Swap:	Banco Bilbao Vizcaya Argentaria, S.A. (Aa2/AA-) and the Issuer will enter into a Swap Agreement
Party A	Banco Bilbao Vizcaya Argentaria S.A.
Party B	Depfa Bank, Plc
Trade Date	February 15th, 2007
Issue Date	March 14th, 2007
Maturity Date	March 17th, 2008
Upfront Payment	EUR 2,500 (for listing costs)
Notional	EUR 15,942,000
Denominations	EUR 1,000
Party A Pays	**[5.50%] x n / N** Where: **"N"** is the total number of days in the Observation Period ("Valuation Dates"). **"nt"** is the total number of days in the Observation Period in which the Reference is higher or equal 0.10%. For the avoidance of doubt, if a calendar day within the relevant Observation Period is not a Target Business Day, then the Reference Rate for such calendar day will be deemed to be the Reference Rate for the immediately preceding day in such Observation Period which is a Target Business Day. Where: **"Observation Period"** means from 14th March 2007 until 13th March 2008, both dates included.
Coupon Basis	Annually, Act/365, Modified Foll. Business Day, Adjusted
Party A Floating Rate Pay Dates	On the Termination Date, subject adjusxtment in accordance with the Modified Following Business Day Convention
Party B pays	Euribor 3 months – 4bp
Period	Quarterly
Party B Floating Rate Pay Dates	First long coupon from 14th March 2007 to 17th June 2007, then 17th September 2007, 17th December 2007 and 17th March 2008, subject adjustment in accordance with the Modified Following Business Day Convention
Coupon Basis	Act/360, Modified following, Adjusted
Business Days	TARGET
Calculation Agent	Banco Bilbao Vizcaya Argentaria, S.A.

With same definitions as EMTN

Final Terms dated 1 March 2007

DEPFA BANK plc

Issue of BRL 25,000,000 Fixed Rate Instruments due 26 January 2009 (the "Instruments") to be consolidated and form a single series with the BRL 50,000,000 Fixed Rate Instruments due 26 January 2009 issued on 18 January 2007 (the "Existing Instruments") under the EUR40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc DEPFA DEUTSCHE PFANDBRIEFBANK AG DEPFA ACS BANK

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK plc
2.	(i) Series Number:	1046
	(ii) Tranche Number	2
		The Instruments are to be consolidated and form a single Series with the Existing Instruments on 16 March 2007
3.	Specified Currency or Currencies:	Brazilian Real ("**BRL**"), provided that all payments in respect of the Instruments will be made in United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	BRL 25,000,000
	(i) Series	BRL 75,000,000
	(ii) Tranche	BRL 25,000,000

5.	Issue Price:	100.655 per cent of the Aggregate Nominal Amount, payable in US dollars plus accrued interest from (and including) 18 January 2007 to (but excluding) 16 March 2007
6.	Specified Denominations:	BRL 5,000
7.	(i) Issue Date:	16 March 2007
	(ii) Interest Commencement Date	18 January 2007
8.	Maturity Date:	26 January 2009
9.	Interest Basis:	10.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:	Redemption at par, provided that the Redemption Amount will be paid on the Maturity Date in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior Unsubordinated and unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	10.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	26 January in each year, commencing on 26 January 2008 and ending on the Maturity Date, adjusted in accordance with the Following Business Day Convention. No adjustments will be made to Fixed Coupon Amounts.
	(iii) Fixed Coupon Amount(s):	BRL 512.50 per BRL 5,000 in Nominal Amount, provided that each Interest Amount will be paid on each Interest Payment Date in USD converted from BRL

		at the applicable Reference Rate, as set out in the Annex
(iv)	Broken Amount(s):	In respect of the initial Interest Period from (and including) the Interest Commencement Date to (but excluding) the Interest Payment Date falling on or closest to 26 January 2008, BRL 523.73 per BRL 5,000 in principal amount, provided that the Broken Amount will be paid in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
(v)	Day Count Fraction:	Actual/Actual ICMA
(vi)	Other terms relating to 'the method of calculating interest for Fixed Rate Instruments:	See Annex

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	BRL 5,000 per Instrument of BRL 5,000 Specified Denomination, provided that the Final Redemption Amount will be paid in USD converted from BRL at the applicable Reference Rate, as set out in the Annex
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Condition 10(b) and 13(b). The Early Redemption Amount and any accrued interest in respect of the Instruments shall be converted to USD at the applicable Reference Rate, as set out in the Annex

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	New York, São Paulo, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	The provisions in Condition 19 apply
32.	Other final terms:	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Scotia Capital Inc. (**"Dealer"**) Scotia House 33 Finsbury Street London EC2A 1BB
34.	Total commission and concession:	1.125 cent. of the Aggregate Nominal Amount

35. Additional selling restrictions:

As set out under "Subscription and Sale" in the Prospectus, except that TEFRA C shall apply for the United States of America and the following additional selling restriction[s] shall apply:

The Federative Republic of Brazil

The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Instruments in Brazil, except in compliance with Brazilian regulations. The Instruments have not been and will not be registered with the Brazilian Securities and Exchange Commission (*Commissão de Valores Mobiliários*, the CVM). Subsequent trading of the Instruments in private transactions is not subject to registration in Brazil to the extent such trading does not qualify as a public offering or distribution.

Italy

The offering of the Instruments has not been registered pursuant to the Italian securities legislation and, accordingly, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, any Instruments in the Republic of Italy in a solicitation to the public, and that sales of the Instruments in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Accordingly, the Dealer has represented and agreed that it will not offer, sell or deliver any Instruments or distribute copies of the Prospectus and any other document relating to the Instruments in the Republic of Italy except:

(1) to "**Professional Investors**", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended ("**Regulation No. 11522**"), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("**Decree No. 58**");

(2) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Instruments or distribution of copies of the Prospectus or any other document relating to the Instruments in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("**Decree No. 385**"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Instruments in the Republic of Italy, Article 100-*bis* of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, where the Instruments are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months

following such placing, purchasers of Instruments who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorised person at whose premises the Instruments were purchased, unless an exemption provided for under Decree No. 58 applies.

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 16 March 2007. The Existing Instruments are listed on the Irish Stock Exchange.

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Regulator (FR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	BRL 24,842,500 plus accrued interest of BRL 400,171.23 (57 days) @ BRL 2.13=USD11,851.019.36
(ii)	Estimate of total expenses related to the admission to trading:	Listing expenses: EUR 2,500/BRL 7.015

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	9.805 per cent The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future

yield

7. **OPERATIONAL INFORMATION**

ISIN Code:	XS0281973064
Common Code:	028197306
German Securities Code (WKN):	Not Applicable
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	DEPFA BANK plc 1 Commons Street Dublin 1 Ireland
Tradeable Amounts:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the EUR40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .... Carol Wolohan
Duly authorised Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

ANNEX

DEFINITIONS

The following definitions shall apply for the purpose of calculating all payments under the Instruments as set out in these Final Terms:

"BRL-PTAX Rate" means, in respect of each relevant Rate Fixing Date, the foreign exchange rate specified in Annex A to the ISDA 1998 FX and Currency Options Definitions (effective as of 1 March 2004) as "BRL PTAX" or "BRL09", meaning that the spot rate for the relevant Rate Fixing Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two São Paulo and New York Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or "Exchange Rate Inquiry"), Option 5 ("Cotacões para Contabilidate" or "Rates for Accounting Purposes") by approximately 6:00 p.m. São Paulo time, on each relevant Rate Fixing Date.

"Calculation Agent" means Scotia Capital Inc.

"EMTA" means the Emerging Markets Traders Association.

"EMTA BRL Industry Survey Methodology" means the methodology dated 1 March 2004 as amended from time to time, for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot markets for the purpose of determining the EMTA BRL Industry Survey Rate.

"EMTA BRL Industry Survey Rate" means, in respect of each relevant Rate Fixing Date, the foreign exchange rate specified in Annex A to the ISDA 1998 FX and Currency Options Definitions (effective as of 1 March 2004) as "EMTA BRL Industry Survey Rate" or "BRL 12", meaning that the spot rate for the relevant Rate Fixing Date will be the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two São Paolo and New York Business Days, as published on EMTA's web site (www.emta.org) at approximately 3:45 p.m. (São Paulo time), or as soon thereafter as practicable, on such Rate Fixing Date. The spot rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA BRL Survey Methodology.

"New York City Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

"Rate Fixing Date" means the date which is five São Paolo Business Days before the applicable Interest Payment Date or Maturity Date.

"Reference Rate" means in respect of any Rate Fixing Date, the BRL/USD offered rate for USD expressed as the amount of BRL per one USD:

(a) determined by the Calculation Agent on the relevant Rate Fixing Date by reference to the applicable BRL-PTAX Rate (if such rate is available); or

(b) in the event that the EMTA BRL Industry Survey Rate is available and the BRL-PTAX Rate differs by more that 3% from the EMTA BRL Industry Survey Rate, determined by the Calculation Agent on the relevant Rate Fixing Date by reference to the applicable EMTA BRL Industry Survey Rate; or

(c) in the event that both the BRL-PTAX Rate and the EMTA BRL Industry Survey Rate are not available, determined by the Calculation Agent on the relevant Rate Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

"São Paulo Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in São Paolo.

Final Terms dated 14 March 2007

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS BANK

Issue by DEPFA BANK plc of ZAR 250,000,000 8.75% Notes due 24 July 2008 (to be consolidated and form a single series with the ZAR 750,000,000 8.75% Notes due 24 July 2008 issued on 23 January 2007)

under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.		Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	1047
	(ii)	Tranche Number:	02
3.	Specified Currency or Currencies:		South African Rand ("ZAR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 1,000,000,000.00
	(ii)	Tranche:	ZAR 250,000,000.00
5.	Issue Price:		100.405 per cent of the Aggregate Nominal Amount of the Instruments plus 56 days accrued interest from and including 23 January 2007 to but excluding the Issue Date
6.	Specified Denominations:		ZAR 10,000
7.	(i)	Issue Date:	20 March 2007

(ii)	Interest Commencement Date	23 January 2007
8.	Maturity Date:	24 July 2008
9.	Interest Basis:	8.75 % Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not applicable
12.	Put/Call Options:	Not applicable
13. (i)	Status of the Instruments:	Senior, unsubordinated & unsecured
(ii)	Date approval for issuance of Instruments obtained:	Not applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
(i)	Rate of Interest:	8.75 per cent. per annum payable annually in arrear with short first coupon payable on 24 July 2007
(ii)	Interest Payment Date:	24 July of each year
(iii)	Fixed Coupon Amount:	ZAR 875 per ZAR 10,000 in Nominal Amount
(iv)	Broken Amount:	ZAR 436.30 per ZAR 10,000 in Nominal Amount short first coupon payable on 24 July 2007
(v)	Day Count Fraction:	Actual/Actual (ICMA) following unadjusted
(vi)	Determination Dates:	24 July of each year
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable

16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**		ZAR 10,000 per Instrument of ZAR 10,000 Specified Denomination
	(i)	Index/Formula/variable:	Not applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not applicable
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not applicable
	(iv)	Determination Date(s):	24 July 2008
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise	Not applicable

disrupted:

(vi)	Payment Date:	24 July 2008
(vii)	Minimum Final Redemption Amount:	par
(viii)	Maximum Final Redemption Amount:	par

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Prospectus

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
25.	New Global Instrument:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Johannesburg, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

28.		Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
29.		Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.		Consolidation provisions:	Not Applicable
32.		Other final terms:	Not Applicable
33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London, UK, EC2A 1DB
35.		Total commission and concession:	1.125 per cent. of the Aggregate Nominal Amount
36.		Additional selling restrictions:	<u>South Africa</u> The Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Instruments, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except (a) in accordance with the Exchange Control Regulations of the Republic of South

Africa and (b) to any entity resident or within the Republic of South Africa in accordance with the Commercial Paper regulations and the Companies Act 1973 and the Financial Advisory and Intermediary Services Act 2002.

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Official List of the Irish Stock Exchange with effect from 20 March 2007

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE / OFFER**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	ZAR 248,200,000 in principle amount of the Instruments less ZAR 25,000 plus accrued interest of ZAR 3,356,164.38. Total ZAR 251,531,164.38
(ii)	Estimate of total expenses related to the admission to trading:	EUR 2,500

6. **YIELD**

Indication of yield:	8.452 per cent. annual Calculated as the yield to maturity on an Actual/Actual (ICMA) basis on the Issue Date. As set out above, the yield is calculated at the Issue

Date on the basis of the Issue Price. It is not an indication of future yield.

7. **HISTORIC INTEREST RATES**

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code:	XS0282504017
Common Code:	028250401
German Securities Code (WKN):	A0G4YR
New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility:	No
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery Against Payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Tradeable Amounts: ZAR 10,000 and multiples thereof

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Barry Stoneham
Managing Director
DEPFA BANK Plc

Carol Wolohan
Associate
Depfa Bank Plc

PROSPECTUS

DEPFA BANK

DEPFA Funding IV LP

(a limited partnership organised under the laws of England and Wales)

€500,000,000

Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities

having the benefit of a subordinated guarantee of

DEPFA BANK plc

(incorporated in Ireland with company number 348819)

Issue price: 100 per cent.

The €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the "**Preferred Securities**"), each with a liquidation preference of 100 per cent. of the nominal value of the denomination in which it is issued (the "**Liquidation Preference**"), comprising limited partnership interests in DEPFA Funding IV LP (the "**Issuer**"), are proposed to be issued on 21st March, 2007 (the "**Closing Date**"). The Preferred Securities will entitle holders to receive (subject as described herein under "*Description of the Preferred Securities*") non-cumulative preferential cash distributions ("**Distributions**") payable annually in arrear on 21st March in each year, at the rate of 5.029 per cent. per annum on the amount of the Liquidation Preference in respect of the period from and including the Closing Date to but excluding 21st March, 2017 and thereafter quarterly in arrear on 21st March, 21st June, 21st September and 21st December in each year at a floating rate per annum on the amount of the Liquidation Preference, all as more fully described herein under "*Description of the Preferred Securities*".

As an English limited partnership, the Issuer will not be a legal entity separate from its partners. All obligations of the Issuer to make payments in respect of the Preferred Securities will be guaranteed on a limited and subordinated basis by DEPFA BANK plc (the "**Guarantor**" or the "**Company**") pursuant to a subordinated guarantee dated 21st March, 2007 (the "**Subordinated Guarantee**"), all as more fully described herein under "*Subordinated Guarantee*".

The Preferred Securities will be perpetual securities and not subject to any mandatory redemption provisions. The Preferred Securities will be redeemable however, subject to the satisfaction of the Redemption and Substitution Condition (as defined herein), on 21st March, 2017 or on any Distribution Payment Date (as defined herein) thereafter in whole, but not in part, at the option of DEPFA BANK plc, which is the general partner of the Issuer (the "**General Partner**"), at the Liquidation Preference, plus any Additional Amounts (as defined herein), plus any accrued and unpaid Distributions for the then current Distribution Period (as defined herein) subject to compliance with the Limited Partnerships Act 1907, as amended.

The Preferred Securities will also be redeemable at the option of the General Partner, subject to the satisfaction of the Redemption and Substitution Condition, in whole but not in part, (i) at any time following the occurrence of a Capital Disqualification Event (as defined herein), and (ii) commencing on 21st March, 2012, at any time following the occurrence of a Tax Event (as defined herein), all as more fully described herein under "*Description of the Preferred Securities*".

Upon the occurrence of a Capital Disqualification Event or Tax Event, as the case may be, the Preferred Securities may be substituted for Qualifying Tier 1 Securities (as defined herein), and upon the occurrence of a Capital Deficiency Event, the Preferred Securities may be substituted for Substituted Preference Shares (as defined herein), all as more fully described herein under "*Description of the Preferred Securities*".

In the event of the dissolution of the Issuer arising as a consequence of the winding-up of the Guarantor, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of the Guarantor at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by the Guarantor, having the same liquidation preference and stated distribution rate as the Preferred Securities, subject as described herein under "*Description of the Preferred Securities*". The Preferred Securities are expected to be assigned on issue a rating of "A2" by Moody's Investors Services, Inc., "A" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and "A+" by Fitch Ratings Ltd. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

See "*Risk Factors*" for a discussion of certain factors that should be considered by prospective investors.

Application has been made to the Irish Financial Services Regulatory Authority (the "**Financial Regulator**") as Irish competent authority under Directive 2003/71/EC (the "**Prospectus Directive**") for this Prospectus to be approved. Application has been made by the General Partner, through its listing agent McCann FitzGerald Listing Services Limited (the "**Listing Agent**"), to the Irish Stock Exchange Limited (the "**Irish Stock Exchange**") for the Preferred Securities to be admitted to the Official List of the Irish Stock Exchange (the "**Official List**") and to trading on its regulated market. No assurance can be given that such an application for approval or to list and trade the Preferred Securities will be accepted. The Listing Agent is not seeking admission to listing and trading of the Preferred Securities on the Official List for the purposes of the Prospectus Directive on its own behalf, but as an agent on behalf of the Issuer.

The Official List is a regulated market for the purposes of Directive 93/22/EEC (the "**Investment Services Directive**"). This Prospectus constitutes a prospectus for the purposes of the Prospectus Directive.

The Preferred Securities will be represented on issue by a single global certificate in registered form (the "**Global Certificate**") and issued in the denomination of €50,000 per preferred security and integral multiples of €1,000 there above, subject to investors holding a minimum interest of € 50,000. The Global Certificate will be issued, and the Preferred Securities will be registered, in the name of BT Globenet Nominees Limited as nominee for, and will be deposited with, a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") on or around the Closing Date.

Joint Lead Managers and Joint Bookrunners

BNP PARIBAS **JPMorgan**

Co-Lead Manager

DEPFA BANK plc

The date of this Prospectus is 16th March, 2007

Each of the General Partner on behalf of the Issuer, the General Partner itself (in relation to itself, the Issuer and the Preferred Securities only), the Issuer and the Guarantor (the "**Responsible Persons**") accepts responsibility for the information contained in this Prospectus. To the best knowledge of the Responsible Persons (each having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. This Prospectus has been prepared solely in connection with the Preferred Securities.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "*Documents Incorporated by Reference*"). This Prospectus shall be read and construed on the basis that such documents are incorporated in and form part of this Prospectus.

No person has been authorised to give any information or to make any representation not contained or incorporated in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Guarantor or the Managers (as defined under "*Subscription and Sale*" below). Neither the delivery of this Prospectus nor any subscription, sale or purchase made in connection herewith shall, in any circumstances, create any implication that there has been no change in the affairs of the Issuer, the Guarantor or the Group (as defined under "*Summary of the Preferred Securities and Subordinated Guarantee*" below) since the date hereof.

Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their residence and domicile for the acquisition, holding or disposal of Preferred Securities or, as the case may be, Substituted Preference Shares (as defined under "*Description of the Preferred Securities*" below) and any foreign exchange restrictions that might be relevant to them. This Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or any of its partners, the Guarantor or the Managers to subscribe for or purchase any of the Preferred Securities.

Prospective investors should consult their own professional advisors and satisfy themselves that they understand all of the risks associated with making investments in the Preferred Securities and have sufficient financial resources to sustain any loss that may arise from making such investments.

The Managers have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers or any of them as to the accuracy or completeness of the information contained in this Prospectus or any other information provided by the Guarantor in connection with the Preferred Securities or their distribution.

The distribution of this Prospectus and the offering of the Preferred Securities in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Issuer, the Guarantor and the Managers to inform themselves about, and to observe, any such restrictions.

In respect of the United Kingdom, this Prospectus is directed only at (a) investment professionals falling within article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (the "**Promotion of CIS Order**") and article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "**Financial Promotion Order**"), who have professional experience of participating in unregulated schemes and of matters relating to investments; (b) persons falling within article 22(2) of the Promotion of CIS Order and article 49(2) of the Financial Promotion Order; and (c) any other persons to whom the Prospectus may be communicated lawfully. Preferred Securities are only available to such persons. Persons who (i) do not have such professional experience in participating in unregulated schemes and in matters relating to investments or (ii) do not fall within said article 22(2) and 49(2) or (iii) are not persons to whom this Prospectus may be communicated lawfully, should not rely on this Prospectus.

No action has been taken to permit a public offering of the Preferred Securities in any jurisdiction where action would be required for such purpose. Accordingly, the Preferred Securities may not be offered or sold, directly or indirectly, and this Prospectus may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in that jurisdiction. In particular, the Preferred Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"). Subject to certain exceptions, the Preferred Securities may not be offered, sold or delivered within the United States or to U.S. persons. A further description of certain restrictions on the offering and sale of the Preferred Securities and on the distribution of this Prospectus is given under "*Subscription and Sale*" below.

IN CONNECTION WITH THE ISSUE OF THE PREFERRED SECURITIES, J.P. MORGAN SECURITIES LTD. (THE "STABILISING MANAGER") (OR ANY PERSONS ACTING ON BEHALF OF THE

STABILISING MANAGER MAY OVER-ALLOT PREFERRED SECURITIES (PROVIDED THAT THE AGGREGATE PRINCIPAL AMOUNT OF PREFERRED SECURITIES ALLOTTED DOES NOT EXCEED 105 PER CENT. OF THE AGGREGATE PRINCIPAL AMOUNT OF THE PREFERRED SECURITIES) OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE PREFERRED SECURITIES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILISING MANAGER (OR PERSONS ACTING ON BEHALF OF THE STABILISING MANAGER) WILL UNDERTAKE STABILISATION ACTION. ANY STABILISATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE TERMS OF THE OFFER OF THE PREFERRED SECURITIES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE PREFERRED SECURITIES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE PREFERRED SECURITIES.

All references in this Prospectus to "**EUR**", "**€**" and "**euro**" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published or are published simultaneously with this Prospectus and have been submitted to the Irish Stock Exchange for approval by or filing with the Financial Regulator, shall be deemed to be incorporated in, and to form part of, this Prospectus:

(a) the audited consolidated annual financial statements of the Guarantor for the year ended 31st December, 2004 and for the year ended 31st December, 2005 together with the auditors' reports thereon and the unaudited interim consolidated financial statements of the Guarantor for the six months ended 30th June, 2006 and for the nine months ended 30th September, 2006;

(b) the Memorandum and Articles of Association of the Guarantor; and

(c) the Press and Investor Relations Release titled "*DEPFA BANK reports 2006 net profit of €526m (+11%)*" dated 12th February, 2007,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in any document which is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The documents incorporated by reference have been filed with the Irish Stock Exchange for approval by or filing with the Financial Regulator in accordance with Title IV and V of Directive 2001/34/EC (the "**Consolidated Admissions and Reporting Directive**") and the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland.

Copies of documents incorporated by reference in this Prospectus can be obtained from the registered office of the Guarantor and from the specified office of the Paying and Transfer Agents for the time being in London and Dublin. Written requests for such documents should be directed to the Guarantor at its office set out at the end of this Prospectus.

Each of the Responsible Persons (as defined on page 2 of this Prospectus) believes that the following factors may affect the Issuer's and the Guarantor's ability to fulfil their obligations under the Preferred Securities and the Subordinated Guarantee respectively. All of these factors are contingencies which may or may not occur and neither of the Responsible Persons is in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which the Responsible Persons believe may be material for the purpose of assessing the market risks associated with the Preferred Securities are also described below.

Each of the Responsible Persons believes that the factors described below represent the principal risks inherent in investing in the Preferred Securities, but the inability of the Issuer or the Guarantor to pay distributions, principal or other amounts on or in connection with the Preferred Securities may occur for other reasons which may not be considered significant risks by the Responsible Persons based on information currently available to them or which they may not currently be able to anticipate. Prospective investors should also read the detailed information set out elsewhere in this Prospectus, consult with their professional advisors and reach their own views prior to making any investment decision.

Capitalised terms used but not defined shall bear the respective meanings ascribed to them under "Description of the Preferred Securities".

Risks relating to the Group

The creditworthiness of the Issuer will depend, to a large extent, on the financial performance of the Group.

The Group's operations are subject to the general economic conditions of the markets in which the group operates

The Group's public finance activities depend on the level of finance and financial services required by its public sector clients. In particular, levels of borrowing and other financial activities in each of the primary markets in which the Group does business depend on market interest rates, currency fluctuations and regulatory changes in its primary markets (Germany, Italy, France, Spain, Japan, Austria, Canada, Great Britain, Scandinavia, Eastern Europe and the United States). Significantly higher interest rates in any of the Group's primary markets could also affect the Group's public sector client's ability or desire to seek additional levels of finance or financial services.

The Group's risk management strategies and techniques may leave it exposed to unidentified or unanticipated risks

Like other banks, the Group faces risk in the conduct of its business, such as credit risk, operational risk and market risk (including liquidity risk). In order to minimise these risks, the Group has implemented comprehensive risk management strategies, including the extensive use of derivatives. Although the Group invests substantial time and effort in its risk management strategies and techniques, such risk management may nonetheless fail under some circumstances, particularly when confronted with risks that are not identified or anticipated. Some of the Group's methods for managing risk are based upon observations of historical market behaviour. The Group applies statistical techniques to these observations to quantify the Group's risk exposures. If circumstances arise that the Group did not identify or anticipate in developing the Group's models, the Group's losses could be greater than the Group expects. Furthermore, the Group's quantifications do not take all risks into account. If the Group's measures to assess and mitigate risk prove insufficient, the Group may experience material unexpected losses. Many of the Group's more sophisticated trading and investment transactions are designed to profit from price movements and differences between prices. If prices move in a way that the Group's risk modelling has not anticipated, the Group may experience significant losses.

The Group's trading income is volatile

The Group's trading income depends on numerous factors beyond its control, such as the general market environment, overall trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. The wide variability of trading income can have a material effect on the Group's overall net income.

Risks Associated with the Guarantor's Financial Condition

An investment in the Preferred Securities will have similar economic risks to an investment in non-cumulative perpetual preference shares issued directly by the Guarantor having the same liquidation preference and rate of distribution as the Preferred Securities. It is expected that the Issuer's sole source of funds to pay Distributions on the Preferred Securities will be payments which it receives from its investments in the Subordinated Notes. The rights of holders shall be represented solely by the Subordinated Guarantee and the Preferred Securities, and under no circumstances will the rights of Holders be represented by the Subordinated Notes or the Replacement Partnership Assets nor shall Holders be entitled to receive or hold the Subordinated Notes or the Replacement Partnership Assets. The Preferred Securities are guaranteed on a limited and subordinated basis by the Guarantor pursuant to the terms of the Subordinated Guarantee. Accordingly, if the Guarantor's financial condition were to deteriorate, the Holders may suffer direct and materially adverse consequences, including non-payment of Distributions on the Preferred Securities or of payments under the Subordinated Guarantee.

Limitations to remedies of Holders under the Subordinated Guarantee

In the event that the Guarantor is in breach of its payment obligations under the Subordinated Guarantee, the terms of the Subordinated Guarantee do not confer rights in favour of the Holders to petition in Ireland for the winding-up of the Guarantor.

Distributions Not Cumulative

Distributions on the Preferred Securities are not cumulative. As set out in "*Description of the Preferred Securities*", Distributions on the Preferred Securities will be paid on each Distribution Payment Date out of interest received by the Issuer from its investments in the Subordinated Notes or the Replacement Partnership Assets and from other resources legally available, except that the Issuer will not pay any Distributions and the Guarantor will not make payment in respect of any Distributions in the circumstances set out in "*Description of the Preferred Securities — Distributions*".

The discretion of the Guarantor's board of directors to resolve that a Distribution should not be paid is unfettered, except that the Guarantor's board of directors will exercise such discretion not to pay if the Guarantor or any of its Subsidiaries has suspended payment of, deferred or not paid the most recent payment or foresees suspension of the next payment on any of its preference shares (unless such payment is the last payment in the Dividend Stopper Period) or Tier 2 Securities (unless prior to the relevant Distribution Payment Date all the deferred and accrued arrears of interest in respect of such Tier 2 Securities have been paid).

If Distributions on the Preferred Securities for any Distribution Period are not paid for the reasons stated above, the Holders will not be entitled to receive such Distributions (or any payment under the Subordinated Guarantee in respect of such Distributions).

Perpetual Nature of the Preferred Securities

The Preferred Securities are perpetual securities and have no fixed final redemption date and Holders have no rights to call for the redemption of the Preferred Securities. Although the Issuer may redeem the Preferred Securities in certain circumstances (including at its option on 21st March, 2017 or on any Distribution Payment Date thereafter or following the occurrence of a Capital Disqualification Event at any time or a Tax Event on or after 21st March, 2012), in each case in whole, but not in part, and subject to the satisfaction of the Redemption and Substitution Condition, there are limitations on its ability to do so. Therefore, Holders should be aware that they may be required to bear the financial risks of an investment in the Preferred Securities for an indefinite period of time.

Substitution

If a Capital Deficiency Event occurs and is continuing the General Partner has the discretion to cause, and if the Financial Regulator so requires will cause, the substitution of the Preferred Securities with fully paid non-cumulative preference shares issued by the Guarantor. Subject to satisfaction of the Redemption and Substitution Condition, the General Partner also has the discretion upon the occurrence and continuance of a Capital Disqualification Event or, at any time after 21st March, 2012, following the occurrence of a Tax Event, to substitute the Preferred Securities for other Qualifying Tier 1 Securities, or vary the terms of the Preferred Securities provided that they become or remain Qualifying Tier 1 Securities, as applicable.

Although the Guarantor has undertaken to apply for a listing for the Substituted Preference Shares there can be no assurance that, in the event that a Capital Deficiency Event occurs and is continuing, a recognised stock exchange will agree to list such Substituted Preference Shares.

If a Preferred Securities Substitution occurs, investors in the Preferred Securities may prefer not to hold the Substituted Preference Shares directly for several reasons, including that cash flows on the Substituted Preference Shares may become subject to additional taxes. If there is a Capital Deficiency Event in respect of which the Financial Regulator requires there to be a Preferred Securities Substitution, the Guarantor intends to endeavour to minimise the material adverse consequences to prospective holders generally of Substituted Preference Shares, whether through the use of a depository receipt facility, repackaging or similar vehicle or otherwise, subject to applicable law, although there can be no assurance that it will be able to do so and the Guarantor is not under any contractually binding commitment to do so.

The Guarantor's ability to minimise the material adverse consequences to prospective holders of Substituted Preference Shares may be limited by a number of factors, including Irish law in force at the time of the Preferred Securities Substitution and any requirement to obtain the approval of the Financial Regulator with respect to repackaging or similar vehicle or other alternative arrangements, and applicable tax or securities laws. Alternative arrangements could also result in making cash flows on the Substituted Preference Shares subject to Irish withholding taxes or Irish stamp taxes. In the event that the Guarantor's endeavours are (in its sole determination) limited by any circumstances, investors in the Preferred Securities may be required to hold Substituted Preference Shares directly.

If the Guarantor issues the Substituted Preference Shares directly to the Holders then under the current Irish tax regime dividends on such Substituted Preference Shares may be subject to Irish withholding taxes. In such circumstances the Guarantor will, subject to having available distributable profits, pay such additional amounts by way of extra dividend to investors as may be necessary in order that the net payments under the Substituted Preference Shares, after any withholding for taxes imposed by Ireland on such payments, will equal the amount that would have been received in the absence of any such withholding.

If any Substituted Preference Shares are issued directly to investors transfers will be subject to Irish stamp duty at a rate of 1 per cent., see "*Taxation — Ireland*".

In addition, the tax treatment for holders of Substituted Preference Shares or the security issued by the finance company as set out above may be different from that for Holders of the Preferred Securities.

No Limitation on Senior Debt

The obligations of the Guarantor under the Subordinated Guarantee will rank:

(a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) below and any other liability which ranks *pari passu* with or junior to the Subordinated Guarantee);

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with the Subordinated Guarantee; and

(c) senior to Junior Share Capital.

In the event that the Guarantor is wound-up, liquidated or dissolved, the assets of the Guarantor would be available to pay obligations under the Subordinated Guarantee only after all payments have been made on senior liabilities and claims.

The Guarantor is not prohibited from issuing, guaranteeing or otherwise incurring further debt ranking *pari passu* with, or senior to, its obligations under the Subordinated Guarantee.

Absence of prior public markets

The Preferred Securities constitute a new issue of securities by the Issuer. Prior to this issue, there will have been no public market for the Preferred Securities. Although application will be made for the Preferred Securities to be listed on the Official List of, and admitted to trading on the regulated market of, the Irish Stock Exchange, there can be no assurance that an active public market for the Preferred Securities will develop and, if such a market were to develop, the Managers are under no obligation to maintain such a market. The liquidity and the market prices for the Preferred Securities can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Guarantor and other factors that generally influence the market prices of securities.

SUMMARY OF THE PREFERRED SECURITIES AND SUBORDINATED GUARANTEE

The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus. Capitalised terms used but not defined in this summary shall bear the respective meanings ascribed to them under "Description of the Preferred Securities". Prospective investors should also consider carefully, amongst other things, the factors set out under "Risk Factors".

Issuer:

DEPFA Funding IV LP (the "**Issuer**"), an English limited partnership formed and registered under the Limited Partnerships Act 1907, as amended.

The business of the Issuer is to raise and provide finance and financial support to the Guarantor and its subsidiaries (together, the "**Group**"). The general partner of the partnership will be the Guarantor (the "**General Partner**").

The business of the partnership, as administered by, or on behalf of, the General Partner, will include the following:

- acquiring and holding the Issuer's assets;
- monitoring the Issuer's assets and determining whether they continue to be suitable; and
- functions necessary or incidental thereto.

On the Closing Date, the Issuer's principal assets will be the Subordinated Notes.

Guarantor:

DEPFA BANK plc (the "**Guarantor**") is incorporated in Ireland with limited liability and is the holding company of the Group.

Issue:

500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the "**Preferred Securities**"), each with a liquidation preference of 100 per cent. of the nominal value of the denomination in which it is issued (the "**Liquidation Preference**"), comprising interests in a limited partnership share in the Issuer.

Use of Proceeds:

The proceeds of the issue of the Preferred Securities will augment the Group's regulatory capital base. The Issuer will use the proceeds raised from the issuance of the Preferred Securities to subscribe for the Subordinated Notes.

Subordinated Guarantee:

The Guarantor will on the Closing Date provide a subordinated guarantee (the "**Subordinated Guarantee**"), which will be in favour of the Holders, subject to its terms and conditions.

The Subordinated Guarantee will rank *pari passu* with:

(a) the most senior non-cumulative perpetual preference shares of the Guarantor (whether or not in issue);

(b) the guarantee provided by the Guarantor in respect of the outstanding €300,000,000 6.50 per cent. Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities and the outstanding €100,000,000 6.50 per cent. Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued on 30th October, 2003 and 9th February, 2004 respectively, in each case by DEPFA Funding II LP: and

(c) the guarantee provided by the Guarantor in respect of the outstanding €300,000,000 Fixed Rate/Variable Rate

Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities issued on 8th June, 2005 by DEPFA Funding III LP.

Distributions:

The Preferred Securities will entitle Holders to receive (subject as described below) non-cumulative preferential cash distributions (the "**Distributions**").

Distributions will be payable out of the Issuer's own legally available resources annually in arrear on 21st March in each year in respect of the period from and including the Closing Date to but excluding the Distribution Payment Date falling on 21st March, 2017 and thereafter quarterly in arrear on 21st March, 21st June, 21st September and 21st December, subject to adjustment in accordance with the modified following business day convention.

Distributions will be payable at the fixed rate of 5.029 per cent. per annum in respect of the period from and including the Closing Date to but excluding the Distribution Payment Date falling on 21st March, 2017 and thereafter at a floating rate per annum which is the aggregate of 1.87 per cent. per annum and three month EURIBOR.

Notwithstanding the existence of such resources legally available for distribution by the Issuer, the Issuer will not pay any Distributions to the Holders and the Guarantor will not make any payment in respect of Distributions (including any Additional Amounts) under the Subordinated Guarantee:

(a) to the extent that such payment, together with the amount of any distributions or dividends paid or scheduled to be paid to holders of Parity Securities on the relevant Distribution Payment Date would exceed Adjusted Distributable Reserves as at the day falling 10 Business Days in Dublin prior to such Distribution Payment Date; or

(b) even if Adjusted Distributable Reserves are sufficient:

  (i) to the extent that such payment in respect of the Preferred Securities and/or Parity Securities and/or the Subordinated Guarantee would cause the Guarantor not to meet its minimum capital requirements or not to meet its solvency ratio under the Capital Adequacy Regulations, as determined by the Guarantor's board of directors in its sole discretion; or

  (ii) to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios under the Capital Adequacy Regulations, as determined by the Guarantor's board of directors (and as notified by the Guarantor's board of directors to the Financial Regulator and the Issuer) in its sole discretion; or

  (iii) if the board of directors of the Guarantor has resolved not later than the day falling 10 Business Days in Dublin prior to a Distribution Payment Date that no Distributions should be made on the next Distribution Payment Date; or

(iv) if the Financial Regulator has instructed the General Partner or the Guarantor not to make such payment.

The discretion of the Guarantor's board of directors to resolve that a Distribution should not be paid is unfettered, except that the Guarantor's board of directors will exercise such discretion not to pay if the Guarantor or any of its Subsidiaries has suspended payment of, deferred or not paid the most recent payment or foresees suspension of the next payment on any of its preference shares (unless such payment is the last payment in the Dividend Stopper Period) or Tier 2 Securities (unless prior to the relevant Distribution Payment Date of the Preferred Securities all the deferred and accrued arrears of interest in respect of such Tier 2 Securities have been paid in full).

To the extent that a Distribution is not paid by reason of the limitations described above, no payment under the Subordinated Guarantee will be paid, or may be claimed in respect thereof.

Subject to (b) above, if, on any Distribution Payment Date, Distributions are not paid in full on the Preferred Securities or dividends or other distributions are not paid in full on any Parity Securities, but the Guarantor's board of directors determines in its sole discretion that there are sufficient Adjusted Distributable Reserves to allow payment of part of any Distribution, the General Partner may determine to pay the Relevant Proportion of such Distribution.

Distribution and Capital Stopper:

The Guarantor will undertake in the Subordinated Guarantee that, in the event that any Distribution is not paid it will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital or Parity Securities, until the then applicable Dividend Stopper Period has expired; or

(b) (if permitted) repurchase or redeem Junior Share Capital or Parity Securities until the then applicable Dividend Stopper Period has expired.

The Guarantor will also undertake in the Subordinated Guarantee that, in the event that on a Distribution Payment Date the Relevant Proportion of a Distribution is paid it will only declare and pay (or make a payment under a guarantee in respect of) an amount not exceeding the Relevant Proportion of any distribution or dividend (and, where applicable, will procure that only the Relevant Proportion of any distribution or dividend is declared or paid) on any Parity Security for the applicable Dividend Stopper Period.

Capital Deficiency Event and Substituted Preference Shares:

If a Capital Deficiency Event occurs and is continuing then the General Partner has the discretion to cause, and if the Financial Regulator requires will so cause, the substitution of the Preferred Securities for non-cumulative preference shares issued directly by the Guarantor (the "**Preferred Securities Substitution**"). The Substituted Preference Shares will be issued upon terms that are Materially as Favourable to the Holders.

On the Substitution Date, each Preferred Security will be substituted for such number of Substituted Preference Shares which will have an aggregate liquidation preference equal to the denomination of such preferred security and have rights as to quantum of distributions and upon liquidation equivalent to the Preferred Securities.

The General Partner will notify holders if a Capital Deficiency Event occurs and the Preferred Securities Substitution is to take place. In the notice the General Partner will include information of the procedures for effecting the Preferred Securities Substitution.

From and after the occurrence of a Capital Deficiency Event, any redemption of the Preferred Securities (if then permitted or required by the Financial Regulator) pursuant to a Capital Disqualification Event or a Tax Event shall be at the Optional Redemption Price, and any substitution of the Preferred Securities (if then permitted or required by the Financial Regulator) pursuant to a Capital Disqualification Event or a Tax Event shall be for Substituted Preference Shares.

The Guarantor acknowledges that there are currently reasons why investors in the Preferred Securities may prefer not to hold Substituted Preference Shares directly. If there is a Capital Deficiency Event in respect of which the Financial Regulator requires there to be a Preferred Securities Substitution, the Guarantor intends to endeavour to minimise material adverse consequences to prospective holders of Substituted Preference Shares, whether through the use of a depositary receipt facility, repackaging vehicle or otherwise, subject to applicable law, although there can be no assurance that it will be able to do so.

The above statements in italics will not form part of the terms of the Preferred Securities and thus will not constitute a contractually binding commitment.

No Preferred Securities Substitution will take place and the Holders will continue to hold their Preferred Securities and all their rights thereunder if, prior to the substitution date, a winding-up of the Guarantor occurs.

Optional Redemption:

The Preferred Securities will be perpetual securities and are not subject to any mandatory redemption provisions. They will, however, be redeemable on 21st March, 2017 (the "**First Call Date**") or on any Distribution Payment Date thereafter, in whole but not in part, at the option of the General Partner and subject to the satisfaction of the Redemption and Substitution Condition, at the Optional Redemption Price.

Capital Disqualification Event Redemption:

If at any time a Capital Disqualification Event occurs, the General Partner may, subject to satisfaction of the Redemption and Substitution Condition and upon the appropriate notice to Holders, (i) redeem the Preferred Securities prior to the First Call Date in whole, but not in part, each at the Special Redemption Price, or (ii) substitute all (and not some only) of the Preferred Securities for alternative, or vary the terms of the Preferred Securities so that they become, Qualifying Tier 1 Securities, in accordance with applicable law and regulation.

Tax Event:	If a Tax Event occurs, the effect of which cannot be avoided by the Issuer or the Guarantor, as the case may be, taking reasonable measures available to it, the General Partner may, subject to satisfaction of the Redemption and Substitution Condition, at any time on or after 21st March, 2012, upon the appropriate notice to Holders (i) redeem the Preferred Securities prior to the First Call Date in whole, but not in part, each at the Optional Redemption Price (if paragraph (i) or (ii) of the definition of Tax Event applies) or the Special Redemption Price (if paragraph (iii), (iv) or (v) of the definition of Tax Event applies) or (ii) substitute all (and not some only) of the Preferred Securities for alternative, or vary the terms of the Preferred Securities provided that they remain, Qualifying Tier 1 Securities, in accordance with applicable law and regulation.
Ranking of the Preferred Securities:	The Preferred Securities, together with the Subordinated Guarantee, are intended to provide Holders with rights on liquidation equivalent to non-cumulative preference shares of the Guarantor, whether or not issued. Claims under the Preferred Securities in respect of any Liquidation Distributions will rank: (i) senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer; and (ii) *pari passu* with claims of the holders of all other preferred securities issued by the Issuer unless the terms of such other preferred securities or provisions of applicable law provide otherwise.
Rights upon Liquidation:	In the event of the dissolution of the Issuer, Holders will be entitled to receive, subject as set out below, for each Preferred Security a Liquidation Distribution out of the assets of the Issuer legally available for distribution. Notwithstanding the availability of sufficient assets of the Issuer to pay any Liquidation Distribution to Holders as aforesaid, if, at the time such Liquidation Distribution is to be paid, proceedings have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation, the Liquidation Distribution payable per Preferred Security shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Guarantor had the Preferred Securities and all Parity Securities been non-cumulative preference shares issued by the Guarantor with equivalent rights of participation in the capital of the Guarantor (whether or not the Guarantor could in fact have issued such securities at such time) and ranked: (a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) below and any other liability ranking *pari passu* with or junior to the Subordinated Guarantee); (b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of

the Guarantor ranking *pari passu* with the Subordinated Guarantee; and

(c) senior to Junior Share Capital.

In the event of an order being made for the liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation or a declaration being made that the Guarantor is insolvent, the Issuer shall be dissolved and the amount per Preferred Security to which Holders will be entitled as a Liquidation Distribution will be as described above.

Notwithstanding the foregoing, Holders shall have no rights to receive Distributions, nor shall they have any rights to receive, in circumstances where the Issuer is being dissolved, Liquidation Distributions out of the assets of the Issuer legally available for distribution upon Substituted Preference Shares being issued and allotted to, or to the order of, the Holders consequent upon the occurrence of a Capital Deficiency Event.

Withholding Tax and Additional Amounts: The Issuer will pay such additional amounts ("**Additional Amounts**") as may be necessary in order that the net payment received by each Holder in respect of the Preferred Securities, after withholding or deduction for or on account of any taxes imposed by tax authorities in the United Kingdom upon payments made by or on behalf of the Issuer, will equal the amount which would have been received in the absence of any such withholding or deduction, subject to certain exceptions. The Subordinated Guarantee will contain a similar provision in respect of Irish taxes.

Administrator: The Issuer will appoint an administrator to perform those operational matters in relation to the Issuer required under the Financial Services and Markets Act 2000 to be performed by a person authorised by the FSA to establish, operate and wind-up collective investment schemes.

Form of the Preferred Securities: The Preferred Securities will be in registered form in the denomination of €50,000 per Preferred Security and integral multiples of €1,000 there above, subject in each case to investors holding a minimum interest of €50,000.

On or about the Closing Date, a single global certificate (the"**Global Certificate**") in respect of the Preferred Securities will be deposited with Deutsche Bank AG (the "**Common Depositary**"). Such certificate will be issued, and the Preferred Securities will be registered, in the name of BT Globenet Nominees Limited as nominee of the Common Depositary.

For so long as the Preferred Securities are deposited and registered as described above, book-entry interests in the Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg.

Definitive certificates will not be made available to Holders other than in certain limited circumstances. See "*Summary of Provisions Relating to the Preferred Securities in Global Form*".

Listing: Application has been made to the Irish Stock Exchange for the Preferred Securities to be admitted to the Official List and to trading on its regulated market.

Rating: The Preferred Securities are expected to be assigned, on issue, a rating of "A2" by Moody's Investors Service, Inc., a rating of "A" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. and a rating of "A+" by Fitch Ratings Ltd. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

Governing Law: The Limited Partnership Agreement, the Preferred Securities and the Subordinated Guarantee will be governed by, and construed in accordance with, English law.

The subordination provisions of the Limited Partnership Agreement and the Subordinated Guarantee will be governed by, and construed in accordance with, Irish law.

The Preferred Securities are limited partnership interests in the Issuer. The following description should be read in conjunction with, and is subject to the terms of, the Limited Partnership Agreement, a copy of which is available for inspection as described under "General Information".

1. Definitions and Interpretation

In this description of the Preferred Securities, except to the extent that the context otherwise requires:

"**Act**" means the Limited Partnerships Act 1907, as amended and/or restated from time to time;

"**Additional Amounts**" means the additional amounts which may be payable in respect of the Preferred Securities as described in paragraph 6 below;

"**Adjusted Distributable Reserves**" means, in respect of each financial year of the Guarantor, the aggregate amount, as calculated as of the end of the immediately preceding financial year, of accumulated retained earnings and any other reserves and surpluses of each member of the Group capable of being available for distribution in accordance with the Companies Acts; but before deduction of the amount of any distributions declared or payable even without declaration in respect of such prior financial year;

"**Agency Agreement**" means the agency agreement dated 21st March, 2007 relating to the Preferred Securities between, *inter alios*, the Guarantor, the Registrar, the Calculation Agent and the Paying and Transfer Agents;

"**Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the relevant place or places;

"**Calculation Agent**" means Deutsche Bank AG or any successor or permitted assignee appointed under the Agency Agreement;

"**Call Date**" means the First Call Date and each Distribution Payment Date thereafter;

"**Capital Adequacy Regulations**" means at any time the regulations, requirements, guidelines and policies relating to capital adequacy then in effect of the Financial Regulator or such other governmental authority in Ireland (or, if the Guarantor becomes domiciled in a jurisdiction other than the Ireland, in such other jurisdiction) having primary bank supervisory authority with respect to the Guarantor and the Group;

"**Capital Deficiency Event**" means:

(a) the Guarantor's total capital ratios, in accordance with Capital Adequacy Regulations, have fallen below the then applicable minimum ratios required by such regulations for Irish banks; or

(b) the Guarantor's board of directors in its sole discretion has notified the Financial Regulator and the Issuer that the payment of the next Distribution on the Preferred Securities would cause (a) above to occur if such payment were to be made or it has determined that (a) above is otherwise expected to occur in the near term;

"**Capital Deficiency Event Notice**" has the meaning set out in paragraph 5.2 below;

"**Capital Disqualification Event**" means a change in any applicable law or regulation, or in the official interpretation or application thereof, as a result of which, for the purposes of the Capital Adequacy Regulations at that time, the Preferred Securities can no longer qualify for inclusion in Tier 1 Capital on a consolidated basis (save where such non-qualification is due only to any applicable limitation on the amount of such Tier 1 Capital);

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme Luxembourg or its successor;

"**Closing Date**" means 21st March, 2007;

"**Companies Acts**" means the Companies Act 1963 to 2005 of Ireland, as amended and/or restated from time to time and all statutory instruments made under any enactment in Ireland which are to be construed as one therewith;

"**Distribution Amount**" has the meaning set out at paragraph 2.12 below;

"**Distribution Determination Date**" means the second TARGET Business Day prior to the beginning of each Distribution Period commencing on or after the First Call Date;

"**Distribution Payment Date**" means 21st March in each year from and including 21st March, 2008 to and including the First Call Date and thereafter 21st March, 21st June, 21st September and 21st December in each year, save that if any Distribution Payment Date subsequent to the First Call Date would otherwise fall on a day which is not a TARGET Business Day, it shall be postponed to the next day which is a TARGET Business Day unless it would then fall into the next calendar month in which event the Distribution Payment Date shall be brought forward to the immediately preceding TARGET Business Day;

"**Distribution Period**" means the period from, and including, the Closing Date to, but excluding, the first Distribution Payment Date and each period thereafter from, and including, one Distribution Payment Date to, but excluding, the next following Distribution Payment Date;

"**Distribution Rate**" means the Fixed Distribution Rate or, as the case may be, the applicable Floating Distribution Rate;

"**Distributions**" means the non-cumulative distributions in respect of the Preferred Securities as described under paragraph 2 below;

"**Dividend Stopper Period**" means with respect to any Distribution Payment Date or the equivalent term in respect of any Parity Security, one calendar year from and including the earlier of the date (i) on which a full Distribution is not paid on the Preferred Securities or (ii) on which a full scheduled dividend or distribution on any Parity Security has not been paid;

"**Euroclear**" means Euroclear Bank S.A./N.V. or its successor;

"**Euro-zone**" means the region comprised of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25th March, 1957) as amended;

"**Exchange Event**" means that both of Euroclear and Clearstream, Luxembourg are closed for business for a continuous period of 14 days or more (other than for the purposes of a public holiday) or announce an intention permanently to cease business;

"**Financial Regulator**" means the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland or such other national or supranational regulatory authority as may at the relevant time have responsibility for the regulation and supervision of banks in Ireland (or, if the Guarantor or any new or surviving entity as provided for in the definition of Permitted Reorganisation is, or becomes domiciled in a jurisdiction other than Ireland, the body having primary bank supervisory authority with respect to the Guarantor or such new or surviving entity);

"**First Call Date**" means 21st March, 2017;

"**Fixed Distribution Rate**" has the meaning set out in paragraph 2.2 below;

"**Floating Distribution Rate**" has the meaning set out in paragraph 2.10 below;

"**FSA**" means the United Kingdom's Financial Services Authority (or any successor body);

"**General Partner**" means DEPFA BANK plc;

"**Group**" means the Guarantor and the Subsidiaries;

"**Guarantor**" means DEPFA BANK plc and its successors and assigns;

"**Guarantor Additional Amounts**" means additional amounts payable by the Guarantor under the Subordinated Guarantee as may be necessary in order that the net amounts received by the Holders after a withholding or deduction for or on behalf of any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of Ireland or any political subdivision thereof or by any authority therein or thereof having power to tax shall equal the amounts which would have been receivable in the absence of such withholding or deduction;

"**Holder**" means, in respect of each Preferred Security, each person registered on the Register as the limited partner holding such Preferred Security at the relevant time;

"**Independent Investment Bank**" means an independent banking firm selected by the Guarantor and may include any of the Managers (as defined in the subscription agreement relating to the Preferred Securities) and their respective successors and assigns;

"**Initial Holder**" means BT Globenet Nominees Limited;

"**IFRS**" means International Financial Reporting Standards (formerly International Accounting Standards) issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (as amended, supplemented or re-issued from time to time) as the same are applied under Irish law;

"**Issuer**" means DEPFA Funding IV LP;

"**Junior Share Capital**" means the ordinary shares of the Guarantor, together with any other securities or obligations which rank junior to non-cumulative preferred securities or preference shares of the Guarantor, whether issued (i) directly by the Guarantor or (ii) by the Issuer or another Subsidiary or other entity and benefiting from a guarantee or support agreement from the Guarantor which ranks junior to the Subordinated Guarantee;

"**Limited Partnership Agreement**" means an agreement dated 13th March, 2007 between the General Partner and the Initial Holder establishing the Issuer, as the same may be amended from time to time;

"**Liquidation Distribution**" means the Liquidation Preference plus (a) any due and accrued but unpaid Distributions calculated from (and including) the immediately preceding Distribution Payment Date (or, if none, the Closing Date) to (but excluding) the date of payment and (b) any Additional Amounts in respect of such Preferred Security, in each case in cash only;

"**Liquidation Preference**" means in respect of each Preferred Security, 100 per cent. of the nominal value of the denomination in which it is issued;

"**Margin**" means 1.87 per cent.;

"**Materially as Favourable**" means, when used in connection with a proposed substitution of Qualifying Tier 1 Securities or Substituted Preference Shares, securities that have terms, and are issued in a manner, which provide the Holders in all material commercial respects with at least the same pricing terms and economic rights and benefits as are attached to the Preferred Securities and the Subordinated Guarantee taken together. For this purpose, securities that are not admitted to trading on a recognised stock exchange, do not clear and settle through Euroclear or Clearstream, Luxembourg and/or which, other than Substituted Preference Shares, on transfer, are subject to more than *de minimis* taxes or duties of whatsoever nature imposed or levied by or on behalf of the United Kingdom or Ireland or any political subdivision thereof or any authority therein or thereof having power to tax to which Holders of the Preferred Securities were not subject (in respect of which the Holders have not received adequate indemnification by or on behalf of the Guarantor) will not be deemed to be "Materially as Favourable" as the Preferred Securities and the Subordinated Guarantee taken together;

"**Optional Redemption Price**" means the Liquidation Preference plus (a) any due and accrued but unpaid Distributions calculated from (and including) the immediately preceding Distribution Payment Date (or, if none, the Closing Date) to (but excluding) the date of payment and (b) any Additional Amounts payable in respect of such Preferred Security, in each case in cash only;

"**Parity Securities**" means any preference shares, preferred securities (other than the Preferred Securities) or other securities either (a) issued directly by the Guarantor (and ranking *pari passu* with the Guarantor's obligations under the Subordinated Guarantee) or (b) issued by the Issuer or any Subsidiary or other entity with the benefit of any guarantee or support agreement from the Guarantor ranking *pari passu* with the Subordinated Guarantee and for the avoidance of doubt this includes the outstanding €300,000,000 6.50 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities and the outstanding €100,000,000 6.50 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued in each case by DEPFA Funding II LP on 30th October, 2003 and 9th February, 2004 respectively, and the outstanding €300,000,000 Fixed/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued on 8th June, 2005 by DEPFA Funding III LP;

"**Paying and Transfer Agents**" means Deutsche Bank AG and Deutsche International Corporate Services (Ireland) Limited or such other entities as are appointed by the General Partner on behalf of the Issuer and notified to the Holders as described under paragraph 10 below;

"**Permitted Reorganisation**" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Guarantor under which:

(i) the whole of the business, undertaking and assets of the Guarantor are transferred to and all of the liabilities and obligations of the Guarantor are assumed by the new or surviving entity either:

(a) automatically by operation of the laws of Ireland; or

(b) upon terms and subject to the satisfaction of such conditions as the Holders of at least a simple majority in Liquidation Preference of the outstanding Preferred Securities or the sanction of a resolution, passed by Holders of at least a simple majority in Liquidation Preference of the outstanding Preferred Securities present or represented at a separate meeting at which the quorum shall be Holders present or represented holding at least one third in Liquidation Preference of the outstanding Preferred Securities, so that the new or surviving entity shall have the same obligations as the Guarantor has had immediately prior to the Permitted Reorganisation as if the new or surviving entity has been named in the Limited Partnership Agreement and in the Subordinated Guarantee in place of the Guarantor; and

(ii) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to regulation and supervision by the Financial Regulator; and

(iii) prior to such transfer Moody's Investors Services Inc., Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and Fitch Ratings Ltd. have publicly confirmed that upon any such transfer the ratings assigned to the Preferred Securities before such rating agencies were informed of such transaction would not be reduced upon or as a consequence of such amalgamation, merger, consolidation, reorganisation or other similar arrangement;

"**Preferred Capital Contribution**" means, in relation to the Preferred Securities, the aggregate contribution to the assets of the Issuer paid in cash by the Holders and equalling in relation to each Preferred Security the nominal value of its denomination;

"**Preferred Securities**" means the euro Fixed Rate/Floating Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities outstanding, originally issued on the Closing Date in the principal amount of €500,000,000, each such security representing an interest of a Holder in the Issuer attributable to the nominal amount of the Preferred Securities held by it and including any further Preferred Securities of the Issuer of the same series issued after the Closing Date and ranking *pari passu* with the Preferred Securities as regards participation in the profits and assets of the Issuer and "**Preferred Security**" shall be construed accordingly;

"**Preferred Securities Substitution**" has the meaning set out in paragraph 5.1 below;

"**Preferred Securities Substitution Confirmation**" has the meaning set out in paragraph 5.4 below;

"**Principal Paying and Transfer Agent**" means Deutsche Bank AG;

"**Qualifying Tier 1 Securities**" means securities issued directly or indirectly by the Guarantor that have terms Materially as Favourable to an investor as the terms of the Preferred Securities and the Subordinated Guarantee taken together (as reasonably determined by the Guarantor, and provided that a certification to such effect of two directors of the Guarantor and an opinion to such effect of an Independent Investment Bank shall have been delivered to the Guarantor prior to the issue of the relevant securities), provided that (1) they shall contain terms which comply with the then current requirements of the Financial Regulator in relation to Tier 1 Capital; (2) they shall include terms which provide for the same Distribution Rate from time to time applying to the Preferred Securities; (3) they, or the subordinated guarantee given in respect thereof by the Guarantor, shall rank at least equal to the Subordinated Guarantee; and (4) they shall have denominations of not greater than €50,000 and integral multiples of €1,000 there above;

"**Redemption and Substitution Condition**" means, with respect to any redemption or substitution, as the case may be, that the consent of the Financial Regulator to such redemption or substitution has been obtained and that, in the case of any redemption, the Guarantor has Adjusted Distributable Reserves or proceeds available from an issue of Replacement Capital that has been made for the purpose of funding such redemption, in either case, in an amount at least equal to the aggregate relevant redemption price;

"**Redemption Date**" means any date on which the Preferred Securities become due for redemption;

"**Register**" means the register of Holders maintained outside the United Kingdom and Ireland on behalf of the Issuer;

"**Registrar**" means Deutsche Bank AG or such other entity appointed by the Issuer and notified to the Holders as described under paragraph 10 below;

"**Relevant Proportion**" means:

(a) in relation to any partial payment of a Distribution on a Preferred Security, a fraction of which the numerator is an amount set at the absolute discretion of the Guarantor's board of directors being no more than Adjusted Distributable Reserves as of the most recently available audited accounts for the previous financial year of the Guarantor or interim accounts for the previous quarterly period of the Guarantor on the first day of the relevant Dividend Stopper Period and the denominator is the sum of (i) the amount originally scheduled to be paid on the Preferred Securities during the Dividend Stopper Period (on the basis for any period following the First Call Date that EURIBOR will remain unchanged during such period) and (ii) the aggregate of distributions or dividends originally scheduled (also disregarding for such purpose possible movements in interest rates or any other fluctuating benchmark used in calculating such distribution or dividend) to be payable to holders of Parity Securities during the Dividend Stopper Period, converted where necessary into euro; and

(b) in relation to any partial payment of any Liquidation Distribution on a Preferred Security, the total amount available for any such payment and for making any corresponding payment of a liquidation distribution on any Parity Securities divided by the sum of (i) the full Liquidation Distributions before any reduction or abatement in respect of the Preferred Securities and (ii) the amount of the full liquidation distribution before any reduction or abatement in respect of any Parity Securities, converted where necessary into the same currency in which liquidation payments are made to creditors of the Guarantor;

"**Replacement Capital**" means shares or other securities issued by the Guarantor or a Subsidiary or other entity which would, under IFRS, qualify as at the date thereof for treatment as a minority interest or within shareholders' funds in the Guarantor's accounts or otherwise as Tier 1 Capital of the Guarantor;

"**Replacement Partnership Assets**" means (i) subordinated debt securities (other than the Subordinated Notes) that are issued by DEPFA Finance N.V. and having the same ranking in a liquidation of DEPFA Finance N.V. as the Subordinated Notes, or (ii) subject to the prior approval of the Financial Regulator (if required), such other debt instruments issued by a member of the Group as the General Partner may determine from time to time, in each case having pricing terms which in all material commercial respects, are equivalent to the Subordinated Notes held by the Issuer as initial partnership assets, and for the avoidance of doubt in both cases the Replacement Partnership Assets shall be (a) debt instruments on which interest is capable of being paid gross to the Issuer and the issuer of the Replacement Partnership Assets shall take any necessary steps to ensure that interest can be paid gross on the Replacement Partnership Assets and (b) loan capital the transfer of which is exempt from all stamp duties within section 79(4) of the Finance Act 1996 (as from time to time amended);

"**Special Redemption Price**" means, in respect of each Preferred Security, (A) the Optional Redemption Price or, if greater, (B) the price, as determined by the Determination Agent three dealing days before the relevant Redemption Date, equal to (i) the present value of the Liquidation Preference of the Preferred Security discounted from the First Call Date, plus (ii) the present values of scheduled non-cumulative Distribution payments from (and including) the relevant Redemption Date to (but excluding) the First Call Date plus (iii) any due and accrued but unpaid Distributions calculated from (and including) the immediately preceding Distribution Payment Date (or, if none, the Closing Date) to (but excluding) the Redemption Date. The present values calculated in (i) and (ii) above shall be calculated by discounting the relevant amounts to the date when the Preferred Security is to be redeemed on an annual basis at the Adjusted Yield.

For the purposes of determining the Special Redemption Price:

"**Adjusted Yield**" means the Bond Yield, plus 0.50 per cent.;

"**Bond Yield**" means the rate per annum equal to the annual yield to maturity of the Reference Bond;

"**Determination Agent**" means an Independent Investment Bank; and

"**Reference Bond**" means such European government bond as the Determination Agent may, with the advice of three brokers of, and/or market makers in, European government bonds selected by the Determination Agent determine to be appropriate for determining the Special Redemption Price;

"**Stock Exchange**" means the Irish Stock Exchange or such other stock exchange approved by the General Partner on which the Preferred Securities, Qualifying Tier 1 Securities or Substituted Preference Shares may be listed from time to time;

"**Subordinated Guarantee**" means the subordinated guarantee in respect of the Preferred Securities executed by the Guarantor on 21st March, 2007 as a deed poll;

"**Subordinated Notes**" means the € Fixed Rate/Floating Rate Subordinated Notes, originally issued on the Closing Date in the principal amount of €500,000,000, issued by DEPFA Finance N.V. and held by the Issuer as initial partnership assets or any Replacement Partnership Assets which are held by the Issuer as partnership assets thereafter;

"**Subsidiary**" means any entity which is for the time being a subsidiary or subsidiary undertaking of the Guarantor (within the meaning of the Companies Acts);

"**Substitution Date**" means the date upon which a Preferred Securities Substitution takes effect;

"**Substituted Preference Shares**" means the preference shares which may be issued by the Guarantor in substitution for the Preferred Securities and the Subordinated Guarantee upon the occurrence of a Capital Deficiency Event, being a class of non-cumulative perpetual preference shares of the Guarantor ranking at least equally with the most senior ranking preference shares of the Guarantor in issue (if any) from time to time and having the same Distribution Rates as the Preferred Securities and being redeemable at the option of the Guarantor on the First Call Date or any Distribution Payment Date thereafter at an aggregate nominal amount equal to the aggregate Optional Redemption Price;

"**TARGET**" means the Trans European Real-Time Gross Settlement Express Transfer (TARGET) System;

"**TARGET Business Day**" means a day on which TARGET is operating;

"**Tax Event**" means that, as a result of a change in any law or regulation in the United Kingdom, in the case of the Issuer, or Ireland, in the case of the Guarantor, or the Netherlands, in the case of DEPFA Finance N.V., or in any treaty to which the United Kingdom, Ireland or the Netherlands is a party, or in the official interpretation or application of any law, regulation or treaty by any relevant body in the United Kingdom, Ireland or the Netherlands which change or amendment becomes effective or is to take effect, on or after 21st March, 2007, there is a more than an insubstantial risk that:

(i) Additional Amounts would become payable in respect of payments by the Issuer under the Preferred Securities; or

(ii) Guarantor Additional Amounts would become payable in respect of payments by the Guarantor under the Subordinated Guarantee; or

(iii) the Issuer, the General Partner or the Guarantor would be subject to more than a *de minimis* amount of United Kingdom or Netherlands tax in respect of the Subordinated Notes (or the Replacement Partnership Assets) or the Preferred Securities; or

(iv) for so long as the obligor in respect of the Subordinated Notes or any Replacement Partnership Assets, as the case may be, is within the charge to Netherlands corporation tax, it would not obtain relief for the purposes of Netherlands corporation tax for any payment of interest in respect of the Subordinated Notes (or the Replacement Partnership Assets); or

(v) for so long as the obligor in respect of the Subordinated Notes or any Replacement Partnership Assets, as the case may be, is within the charge to Netherlands corporation tax, payments made by it in respect of the Subordinated Notes (or the Replacement Partnership Assets) would be subject to deduction or to withholding tax in the Netherlands;

"**Tier 1 Capital**" has the meaning ascribed to it in the Central Bank of Ireland Implementation Notice dated 30th June, 2000 in respect of the Implementation of the EC Own Funds and Solvency Ratio Directives for Credit Institutions Incorporated in Ireland (BSD S 1/00) as amended by the Credit Institutions — Alternative Capital Investments: Eligibility as Tier 1 Capital (BSD S 1/04 of 7th September, 2004) published by the Financial Regulator or any successor notice or other regulatory act replacing, amending, modifying or restating such notices;

"**Tier 1 Securities**" or "**Tier 2 Securities**" means respectively any obligation of the Guarantor or, as the case may be, a Subsidiary or other entity which is treated, or is capable of being treated, as Tier 1 Capital or, as the case may be, Tier 2 Capital of the Guarantor;

"**Tier 2 Capital**" has the meaning ascribed to it in the Central Bank of Ireland Implementation Notice dated 30th June, 2000 in respect of the Implementation of the EC Own Funds and Solvency Ratio Directives for Credit Institutions Incorporated in Ireland (BSD S1/100) or any successor notice or other regulatory act replacing, amending, modifying or restating such notice; and

"**U.K. Tax**" means any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision of or by any authority therein or thereof having power to tax.

2. Distributions

2.1 Subject as provided in paragraph 2.4 below, non-cumulative distributions (the "**Distributions**") on the Preferred Securities will accrue from and including the Closing Date (or, in the case of any further preferred securities issued so as to rank *pari passu* with the Preferred Securities as regards participation in the profits and assets of the Issuer, from their respective dates of issue) and shall be payable in arrear on each Distribution Payment Date.

2.2 Distributions accruing in respect of each Distribution Period from and including the Closing Date to but excluding the First Call Date will be payable on each Distribution Payment Date at the rate of 5.029 per cent. per annum (the "**Fixed Distribution Rate**") calculated on the amount of the Liquidation Preference. In respect of each Distribution Payment Date falling on or prior to the First Call Date, the full amount of each scheduled Distribution in respect of each €50,000 of Preferred Securities shall be €2,514.50. Distributions in respect of any subsequent Distribution Period will be payable on each Distribution Payment Date in arrear at the Floating Distribution Rate calculated on the amount of the Liquidation Preference.

Where Distributions are to be calculated in respect of any period prior to the First Call Date, the applicable day count fraction will be the actual number of days in the relevant period from, and including, the date from which Distributions begin to accrue to, but excluding, the date on which they are payable divided by the number of days in the Distribution Period in which the relevant period falls.

Where Distributions are to be calculated in respect of any period commencing on or after the First Call Date, the applicable day count fraction will be the actual number of days in the Distribution Period divided by 360.

2.3 Distributions on the Preferred Securities will be non-cumulative. Subject to paragraph 2.4 below, Distributions on the Preferred Securities will be payable out of the Issuer's own legally available resources on each Distribution Payment Date.

2.4 Notwithstanding the existence of resources legally available for distribution by the Issuer, the Issuer will not pay any Distributions (including Additional Amounts) to the Holders and the Guarantor will not make any payment in respect of Distributions (including any Guarantor Additional Amounts) under the Subordinated Guarantee:

2.4.1 to the extent that such payment, together with the amount of any distributions or dividends paid or scheduled to be paid to holders of Parity Securities on the relevant Distribution Payment Date would exceed Adjusted Distributable Reserves as at the day falling 10 Business Days in Dublin prior to such Distribution Payment Date; or

2.4.2 even if Adjusted Distributable Reserves are sufficient:

(i) to the extent that such payment in respect of the Preferred Securities and/or Parity Securities and/or the Subordinated Guarantee would cause the Guarantor not to meet its minimum capital requirements or not to meet its solvency ratio under the Capital Adequacy Regulations, as determined by the Guarantor's board of directors in its sole discretion; or

(ii) to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios under the Capital Adequacy Regulations, as determined by the Guarantor's board of directors (and as notified by the Guarantor's board of directors to the Financial Regulator and the Issuer) in its sole discretion; or

(iii) if the board of directors of the Guarantor has resolved not later than the day falling 10 Business Days in Dublin prior to a Distribution Payment Date that no Distribution should be made on the next Distribution Payment Date; or

(iv) if the Financial Regulator has instructed the General Partner or the Guarantor not to make such payment.

2.5 The discretion of the Guarantor's board of directors to resolve that a Distribution should not be paid is unfettered, except that the Guarantor's board of directors will exercise such discretion not to pay if the Guarantor or any of its Subsidiaries has suspended payment of, deferred or not paid the most recent payment or foresees suspension of the next payment on any of its preference shares (unless such payment is the last payment in the Dividend Stopper Period) or Tier 2 Securities (unless prior to the relevant Distribution Payment Date of the Preferred Securities all the arrears deferred and accrued of interest in respect of such Tier 2 Securities have been paid in full).

2.6 Subject to paragraph 2.4.2 above, whether by reason of the provisions of paragraph 2.4 or 2.5 above or any equivalent article or term of a Parity Security, on any Distribution Payment Date, Distributions are not paid in full on the Preferred Securities or dividends or other distributions are not paid in full on any Parity Securities, but the Guarantor's board of directors determines in its sole discretion that there are sufficient Adjusted Distributable Reserves so as to allow payment of part of any Distribution, the General Partner may determine to pay the Relevant Proportion of any such Distribution. No Holder shall have any claim in respect of any Distribution or part thereof not payable as a result of the limitations set out in paragraph 2.4 or 2.5 above. Accordingly, such amounts will not cumulate for the benefit of Holders or entitle the Holders to any claim in respect thereof against the Issuer or against the Guarantor under the Subordinated Guarantee.

2.7 On each day falling 10 Business Days in Dublin prior to the Distribution Payment Date, the Guarantor will determine whether or not a full or partial Distribution is to be made.

2.8 In the event that any Distribution is not to be paid in full, the General Partner will notify or procure notification to the Stock Exchanges, the Registrar and the Paying and Transfer Agents and to Holders, in accordance with paragraph 10 below, of the amount, if any, being the Relevant Proportion (subject to paragraph 2.9 below) of such full Distribution to be paid in respect of that Distribution.

2.9 To the extent that the payment of the Relevant Proportion of a Distribution on the Preferred Securities or of the distribution or dividend on any Parity Security would otherwise exceed the amount of Adjusted Distributable Reserves actually available immediately before such payment, such Relevant Proportion shall not be payable.

2.10 The Guarantor has undertaken in the Subordinated Guarantee that, in the event that any Distribution is not paid, it will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital or Parity Securities, until the then applicable Dividend Stopper Period has expired; or

(b) (if permitted) repurchase or redeem Junior Share Capital or Parity Securities until the then applicable Dividend Stopper Period has expired.

2.11 The Floating Distribution Rate will be determined by the Calculation Agent on the basis of the Calculation Agent's determination on the second TARGET Business Day prior to the beginning of each Distribution Period commencing on or after the First Call Date (each a "**Distribution Determination Date**") of the rate of deposits in euros for a period of 3 months which appears on Reuters Page EURIBOR01 at 11.00 a.m. (Brussels Time). If such rate does not appear on Reuters Page EURIBOR01, the rate for that Distribution Period will be determined as if the parties had specified "EUR-EURIBOR-Reference Banks" (as such term is defined in the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. (the "**ISDA Definitions**")) where the Reset Date is the first day of the relevant Distribution Period and the Designated Maturity is 3 months and where the terms '**Reset Date**" and '**Designated Maturity**" have the meanings given to those terms in the ISDA Definitions. The floating distribution rate (the "**Floating Distribution Rate**") for each such Distribution Period shall be the sum of such rate determined as aforesaid for such Distribution Period and the Margin.

2.12 The Calculation Agent will, as soon as practicable after 11:00 a.m. (Central European Time) on each Distribution Determination Date determine the Floating Distribution Rate in respect of the relevant Distribution Period and calculate the amount of Distributions payable in respect of each Preferred Security (the "**Distribution Amount**") on the Distribution Payment Date for the relevant Distribution Period. The Distribution Amount payable on each Preferred Security shall be calculated in accordance with the provisions of paragraph 2.2 above.

2.13 The Calculation Agent will cause the Floating Distribution Rate and the Distribution Amount for each Distribution Period and the relevant Distribution Payment Date to be notified to the Issuer, the Guarantor, the Principal Paying and Transfer Agent and the Stock Exchange by no later than the first day of the relevant Distribution Period and the Calculation Agent will cause publication thereof in accordance with paragraph 10 below as soon as possible after their determination but in any event no later than the fourth TARGET Business Day thereafter. The Distribution Payment Date so published may subsequently be amended (or appropriate arrangements made by way of adjustment) without notice in the event of proven or manifest error.

2.14 All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this paragraph 2 by the Calculation Agent will (in the absence of wilful default, bad faith or manifest or proven error) be binding on the Issuer, the Guarantor, the Paying and Transfer Agents and all Holders and (in the absence of wilful default, bad faith or manifest or proven error) no liability to the Issuer, the Guarantor or the Holders shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions under this paragraph 2.

2.15 The Guarantor shall procure that, so long as any of the Preferred Securities remains outstanding, there is at all times a Calculation Agent for the purposes of the Preferred Securities provided that the Guarantor may terminate the appointment of the Calculation Agent. In the event of the appointed office of any bank or financial institution being unable or unwilling to continue to act as the Calculation Agent or failing duly to determine the Floating Distribution Rate and/or the Distribution Amount for any relevant Distribution Period, the Guarantor shall appoint the Euro-zone office of another major bank or financial institution engaged in the Euro-zone interbank market to act in its place. The Calculation Agent may not resign its duties or be removed without a successor having been appointed.

2.16 Save as described above, Holders will have no right to participate in the profits of the Issuer or the Guarantor and in particular will have no rights to receive from the Issuer amounts paid to the Issuer in respect of its partnership assets in excess of Distributions due and payable under the Preferred Securities. In the event that any amounts received by the Issuer in respect of its partnership assets exceed the amount (if any) then due by way of Distribution under the Preferred Securities, the amount of such excess will be paid to the General Partner and Holders will have no rights in respect thereof.

2.17 The liability of a Holder to contribute to the debts or obligations of the Issuer (if any) shall (subject to the Act) not exceed the amount of that Holder's Preferred Capital Contribution.

2.18 For the purposes of the definition of "Relevant Proportion", in paragraphs 1, 2.6, 2.8 and 2.9 above, Adjusted Distributable Reserves as at each day falling 10 Business Days in Dublin prior to the Distribution Payment Date shall be determined by reference to the aggregate amount, as calculated as of the end of the immediately preceding financial year, of accumulated retained earnings and any other reserves and surpluses of the Guarantor capable of being available for distribution in accordance with the Companies Acts; but before deduction of the amount of any other distributions declared or payable event without declaration in respect of such prior financial year.

2.19 Notwithstanding the foregoing, no Holder shall have any right to receive Distributions in respect of the Preferred Securities for any period from and including the date upon which Substituted Preference Shares have been issued and allotted to, or to the order of, the Holders in accordance with paragraph 5 below.

3. Liquidation Distributions

3.1 In the event of the dissolution of the Issuer, the Holders will be entitled, subject as set out in paragraph 3.4 below, to receive the Liquidation Distribution, in respect of each Preferred Security held, out of the assets of the Issuer available for distribution to such Holders under the Act. Such

entitlement will arise (a) before any payments due to the General Partner and the holder of any corresponding preferential right in respect of other partnership interests issued by the Issuer and (b) before any distribution of assets is made to the General Partner, but such entitlement will rank equally with the entitlement of the holders of all other preferred securities issued by the Issuer which rank *pari passu* with the Preferred Securities, if any.

Notwithstanding the availability of sufficient assets of the Issuer to pay any Liquidation Distribution to the Holders as aforesaid, if, at the time such Liquidation Distribution is to be paid, proceedings have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation, the Liquidation Distribution per Preferred Security paid to Holders thereof shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Guarantor had the Preferred Securities and all Parity Securities been the most senior class of non-cumulative preference shares in the Guarantor with equivalent rights of participation in the capital of the Guarantor (whether or not the Guarantor could in fact have issued such securities at such time) and ranked:

(a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) below and any other liability which ranks *pari passu* with or junior to the Subordinated Guarantee);

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with the Subordinated Guarantee; and

(c) senior to Junior Share Capital.

3.2 If the Liquidation Distribution and any other such liquidation distributions cannot be made in full by reason of the limitation described in paragraph 3.1 above or any equivalent article or term of a Parity Security, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Holder will be entitled to receive the Relevant Proportion of the Liquidation Distribution. After payment of all Liquidation Distributions the General Partner will be entitled to any remaining assets of the Issuer representing proceeds of the sale or redemption of the Issuer's partnership assets and the Holders will have no right or claim to any of the remaining assets of the Issuer or the Guarantor.

3.3 In the event of an order being made for the liquidation, dissolution, or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation or the Guarantor is declared insolvent, the Issuer shall be dissolved and the amount per Preferred Security to which Holders shall be entitled as a Liquidation Distribution will be as set out in paragraphs 3.1 and 3.2 above.

3.4 Subject to the Act, other than in the events referred to in paragraph 3.3 above and paragraphs 4.2, 4.3, 5.1 and 5.2 below, unless the Financial Regulator has given its approval, if then required by the Financial Regulator, the General Partner will not permit, or take any action that would or might cause, the liquidation or dissolution of the Issuer. Notwithstanding the foregoing restriction imposed on the General Partner, if for any other reason the Issuer is liquidated, dissolved or wound up in circumstances where proceedings have not been commenced for the liquidation, dissolution or winding-up of the Guarantor, the Liquidation Distribution shall only be payable to the extent that either the Guarantor has (a) Adjusted Distributable Reserves, or (b) proceeds available from an issue of Replacement Capital that has been made for the purpose of funding the Liquidation Distribution (in either cases (a) or (b) in an amount at least equal to the aggregate Liquidation Distribution). No Holder shall have any claim (whether against the Issuer or the Guarantor) in respect of any Liquidation Distribution or part thereof not paid when it would, but for the operation of this paragraph 3.4, otherwise have become due.

3.5 Notwithstanding the foregoing, no Holder shall have any claim in respect of any Liquidation Distribution or part thereof in the event that Substituted Preference Shares have been issued and allotted to, or to the order of, the Holders in accordance with paragraph 5 below and/or the Issuer is dissolved pursuant to paragraph 5.

4. Redemption and Purchase; Substitution for Qualifying Tier 1 Securities

4.1 The Preferred Securities have no fixed final redemption date and Holders have no rights to call for the redemption of the Preferred Securities. Any redemption is subject to the provisions of the Act.

4.2 The Preferred Securities are redeemable, at the option of the General Partner, subject to the satisfaction of the Redemption and Substitution Condition, in whole but not in part, on the First Call Date or any Distribution Payment Date thereafter, upon not less than 30 nor more than 60 days' notice to the Holders (published in accordance with paragraph 10 below) and to the Stock Exchange specifying the relevant Distribution Payment Date for redemption (the "**Optional Redemption Date**") (which notice shall be irrevocable). Upon the expiry of such notice, the Issuer shall be dissolved and the General Partner as liquidation agent shall be bound to redeem each of the Preferred Securities accordingly by payment of an amount equal to the Optional Redemption Price.

4.3 If at any time a Capital Disqualification Event occurs, the General Partner may, subject to satisfaction of the Redemption and Substitution Condition, upon not less than 30 nor more than 60 days' notice to the Holders published in accordance with paragraph 10 below specifying the relevant date for redemption, substitution or variation, as the case may be, (which notice shall be irrevocable) (i) redeem the Preferred Securities prior to the First Call Date in whole, but not in part, each at the Special Redemption Price or (ii) substitute all (and not some only) of the Preferred Securities for alternative, or vary the terms of the Preferred Securities so that they become, Qualifying Tier 1 Securities, in accordance with applicable law and regulation. The procedure for any substitution for Qualifying Tier 1 Securities shall be *mutatis mutandis* as provided in paragraph 5 below.

From and after the occurrence of a Capital Deficiency Event, any redemption in accordance with (i) above (if then permitted or required by the Financial Regulator) shall be at the Optional Redemption Price rather than at the Special Redemption Price and any substitution in accordance with (ii) above (if then permitted or required by the Financial Regulator) shall be for Substituted Preference Shares and the procedure for such substitution shall be the same as provided in paragraph 5 below.

4.4 If a Tax Event occurs, the effect of which cannot be avoided by the Issuer or the Guarantor, as the case may be, taking reasonable measures available to it, the General Partner may, subject to satisfaction of the Redemption and Substitution Condition, at any time on or after 21st March, 2012, upon not less than 30 nor more than 60 days' notice to the Holders (given in accordance with paragraph 10) specifying the relevant date for redemption, substitution or variation, as the case may be, (A) redeem the Preferred Securities prior to the First Call Date in whole, but not in part, each at the Optional Redemption Price (if paragraph (i) or (ii) of the definition of Tax Event applies) or the Special Redemption Price (if paragraph (iii), (iv) or (v) of the definition of Tax Event applies), or (B) substitute all (and not some only) of the Preferred Securities for alternative, or vary the terms of the Preferred Securities provided that they remain, Qualifying Tier 1 Securities, in accordance with applicable law and regulation. The procedure for any substitution for Qualifying Tier 1 Securities shall be *mutatis mutandis* as provided in paragraph 5 below.

From and after the occurrence of a Capital Deficiency Event, any redemption in accordance with (A) above (if permitted or required by the Financial Regulator) shall be at the Optional Redemption Price rather than at the Special Redemption Price and any substitution in accordance with (B) above (if then permitted or required by the Financial Regulator) shall be for Substituted Preference Shares and the procedure for such substitution shall be the same as provided in paragraph 5 below.

4.5 Under the existing requirements of the Financial Regulator, neither the Issuer nor the Guarantor may redeem or purchase any Preferred Securities unless the Financial Regulator gives its prior written consent. The Financial Regulator may impose conditions on any such redemption or purchase.

4.6 Prior to the publication of any notice of redemption, substitution or variation, as the case may be, pursuant to paragraph 4.3 or 4.4 above, the General Partner shall deliver to the Registrar a certificate signed by two directors of the Guarantor stating that the Issuer is entitled to effect such redemption, substitution or variation and an opinion of counsel to the Guarantor experienced in such matters to the effect that a Capital Disqualification Event or a Tax Event, as the case may be, and, if applicable, that a Capital Deficiency Event, has occurred.

Upon the expiry of any notice of redemption of the Preferred Securities at the Optional Redemption Price, Special Redemption Price or substitution of the Preferred Securities with Qualifying Tier 1 Securities issued by an entity other than the Issuer (but not a variation of the terms of the

Preferred Securities so that they remain or become Qualifying Tier 1 Securities), the General Partner as liquidation agent shall be bound to so redeem or so substitute each of the Preferred Securities pursuant to and in accordance with paragraphs 4.2, 4.3 or 4.4 above and the Issuer shall be dissolved.

4.7 Should the Subordinated Notes be redeemed while the Preferred Securities remain in issue, they will be replaced by Replacement Partnership Assets to be held by the Issuer as partnership assets thereafter.

4.8 Should there be a variation of the terms of the Preferred Securities pursuant to paragraphs 4.3 or 4.4 above so that they become or remain Qualifying Tier 1 Securities no repayment of a Preferred Security shall be made to the Holders in connection with such variation.

5. Substitution for Preference Shares

5.1 If a Capital Deficiency Event occurs and is continuing, then the General Partner has the discretion to cause and, if the Financial Regulator so requires, will cause the substitution of the Preferred Securities with the Substituted Preference Shares (the "**Preferred Securities Substitution**") on the Substitution Date (as defined below). The Substituted Preference Shares shall be issued upon terms that are Materially as Favourable to the Holders.

5.2 As soon as reasonably practicable following the occurrence of a Capital Deficiency Event which is to be followed by a Preferred Securities Substitution, the General Partner shall cause notice (the "**Capital Deficiency Event Notice**") to be given to the Holders (in accordance with paragraph 10 below) and to the Stock Exchanges that the Substituted Preference Shares will be available from the date (the "**Substitution Date**") specified in the Capital Deficiency Event Notice for the purpose.

5.3 Until such time as the Capital Deficiency Event Notice is given by the General Partner (in accordance with paragraph 10 below) Holders will continue to be entitled to receive Distributions and/or Liquidation Distributions in respect of the Preferred Securities but thereafter Holders will have no further rights, title or interest in or to the Preferred Securities except to have them substituted in the manner and to the persons described below.

5.4 The Capital Deficiency Event Notice will contain a form of substitution confirmation (the "**Preferred Securities Substitution Confirmation**") to be completed by each Holder (or, for so long as the Preferred Securities are registered in the name of a nominee of Euroclear and Clearstream, Luxembourg by each accountholder named in the records of Euroclear and Clearstream, Luxembourg as the holder of an interest in the Preferred Securities). The form of Preferred Securities Substitution Confirmation shall also be made available at the offices of each Paying and Transfer Agent. To receive Substituted Preference Shares in respect of its holding of Preferred Securities, a Paying and Transfer Agent must receive from the Holder (or such accountholder, as the case may be) a duly completed and executed Preferred Securities Substitution Confirmation together with the certificate representing the relative holding of Preferred Securities or other evidence of entitlement satisfactory to the General Partner.

5.5 Each Substituted Preference Share allotted will rank for any dividend from the immediately preceding Distribution Payment Date but otherwise will have no entitlement to any accrued Distributions or any other payment in respect of the Preferred Securities.

5.6 On the Substitution Date, each Preferred Security will be substituted for such number of Substituted Preference Shares which have an aggregate liquidation preference equal to the denomination of such Preferred Security and have rights as to quantum of distributions and quantum upon liquidation equivalent to such Preferred Security.

The Guarantor acknowledges that there are currently reasons why investors in the Preferred Securities may prefer not to hold Substituted Preference Shares directly. If there is a Capital Deficiency Event in respect of which the Financial Regulator requires there to be a Preferred Securities Substitution, the Guarantor intends to endeavour to minimise material adverse consequences to prospective holders of Substituted Preference Shares, whether through the use of a depositary receipt facility, repackaging vehicle or otherwise, subject to applicable law, although there can be no assurance that it will be able to do so.

The above statements in italics will not form part of the terms of the Preferred Securities and thus will not constitute a contractually binding commitment by the Guarantor.

5.7 No Preferred Securities Substitution will take place and the Holders will continue to hold their Preferred Securities and all their rights thereunder if, prior to the Substitution Date, a winding-up of the Guarantor occurs.

5.8 The Guarantor has undertaken in the Limited Partnership Agreement that it will pay any taxes or capital duties or stamp duties payable in Ireland arising on the allotment and issue of the Substituted Preference Shares. The Guarantor will not be obliged to pay, and each Holder (or, as the case may be, accountholder) delivering Preferred Securities and a duly completed Preferred Securities Substitution Confirmation to a Paying and Transfer Agent must pay, any other taxes, stamp duty reserve taxes and capital, stamp, issue and registration duties arising on the relevant Preferred Securities Substitution. The Guarantor will not be obliged to pay and each recipient must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Preferred Security in connection with such Preferred Securities Substitution.

5.9 The General Partner will use all reasonable endeavours to procure that if the Guarantor under paragraph 5.6 above issues any Substituted Preference Shares to Holders, that certificates for such Substituted Preference Shares will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after receipt of a duly completed and executed Preferred Securities Substitution Confirmation.

6. Additional Amounts

All payments in respect of the Preferred Securities by the Issuer will be made without withholding or deduction for, or on account of, any U.K. Tax, unless the withholding or deduction of such U.K. Tax is required by law. In that event, each Holder will be entitled to receive, as further distributions, such additional amounts (the "**Additional Amounts**") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Preferred Securities in the absence of such withholding or deduction; except that no such Additional Amounts will be payable to a Holder (or to a third party on his behalf) with respect to any Preferred Security:

(a) to the extent that such U.K. Tax is imposed or levied by virtue of such Holder (or the beneficial owner) of such Preferred Security having some connection with the United Kingdom, other than merely being a Holder (or beneficial owner) of such Preferred Security; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC of 3rd June, 2003 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) who would have been able to avoid such withholding or deduction by presenting the Preferred Securities to another Paying and Transfer Agent in a Member State of the European Union (insofar as presentation for payment is required),

and except that the Issuer's obligations to make any such payments are subject to the limitations provided in paragraphs 2 and 3 above.

7. Payments

7.1 Distributions will be payable in accordance with the Act on the relevant Distribution Payment Date (or where any Distribution Payment Date is not a TARGET Business Day on the next TARGET Business Day (without interest in respect of such delay)) to the Holders of record as they appear on the Register on the relevant record date, which will be five TARGET Business Days prior to the relevant Distribution Payment Date.

If the General Partner gives a notice of redemption pursuant to paragraph 4.2, 4.3 or 4.4 above in respect of the Preferred Securities, then on the Redemption Date the General Partner shall procure that the Optional Redemption Price or, as the case may be, the Special Redemption Price will be paid by the Registrar or by the Paying and Transfer Agent on behalf of the Issuer to the Holders. Upon such payment, all rights of Holders to participate in the assets of the Issuer or to be returned any amount in respect of the Preferred Securities (including the Preferred Capital Contribution (or any part thereof) made by or on behalf of the Holders) will be extinguished and the Holders shall thereupon cease to be limited partners of the Issuer provided their holding of Preferred Securities are redeemed in accordance with the foregoing, and the Preferred Capital Contribution will, on

payment of the Optional Redemption Price or, as the case may be, the Special Redemption Price, in respect of each Preferred Security be deemed repaid.

7.2 Subject to all applicable fiscal or other laws and regulations:

7.2.1 each payment in respect of Distributions will be made by cheque and mailed to the Holder of record at such Holder's address as it appears on the Register on the relevant record date for the Preferred Securities; and

7.2.2 any payment in respect of the Optional Redemption Price or, as the case may be, the Special Redemption Price or the Liquidation Distribution in respect of any Preferred Security will be made by cheque against presentation and surrender of the relevant certificate of entitlement at the office of the Registrar or a Paying and Transfer Agent,

provided, however, that a Holder may receive such payment by direct transfer if appropriate direct transfer instructions have been received by the Registrar in sufficient time prior to the relevant date of payment. Holders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a TARGET Business Day if the Holder is late in surrendering certificates (if required to do so) or if a cheque mailed in accordance with this paragraph arrives after the due date for payment.

In the event that payment of the Optional Redemption Price or, as the case may be, the Special Redemption Price in respect of any Preferred Security is improperly withheld or refused and not paid by the Issuer, Distributions on such Preferred Security, subject as described in paragraphs 2.3 and 2.4 above, will continue to accrue, from the redemption date to the date of actual payment of the Optional Redemption Price or, as the case may be, the Special Redemption Price.

7.3 The General Partner will, and the Guarantor has undertaken in the Subordinated Guarantee that it will procure that the General Partner will, maintain at all times whilst the Preferred Securities are outstanding (a) whilst the Preferred Securities are admitted to official listing on any stock exchange and the rules and regulations of such stock exchange so require, a Paying and Transfer Agent with a specified office in such place as is required to maintain such listing, (b) a Registrar having its specified office outside the United Kingdom and Ireland and (c) a Paying and Transfer Agent having a specified office in a European Union Member State (if any) that will not be obliged to withhold or deduct tax pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC of 3rd June, 2003 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

8. Meetings

8.1 Except as described below and provided for in the Act, Holders will not be entitled to receive notice of, or attend or vote at, any meeting of partners in the Issuer or participate in the management of the Issuer.

8.2 The consent in writing of the Holders of at least a simple majority in Liquidation Preference of the outstanding Preferred Securities or the sanction of a resolution, passed by Holders of at least a simple majority in Liquidation Preference of the outstanding Preferred Securities present or represented at a separate meeting at which the quorum shall be Holders present or represented holding at least one-third in Liquidation Preference of the outstanding Preferred Securities, shall be required in order to give effect to any variation or abrogation of the rights, preferences and privileges of the Preferred Securities by way of amendment of the Limited Partnership Agreement or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Issuer ranking, as to participation in the profits or assets of the Issuer, senior to the Preferred Securities or the approval of the replacement or substitution of the Preferred Securities for obligations or securities of another entity) (unless otherwise provided in the terms of the Preferred Securities or as required by applicable law). No such sanction shall be required if, as determined by the General Partner, the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity or which does not adversely affect the rights of Holders, provided that the change does not reduce the amounts payable to Holders or impose any obligation on the Holders or any modification of the terms of the Preferred Securities pursuant to paragraph 8.3 below, in which case the General Partner shall be authorised to approve and implement such change.

8.3 Notwithstanding the foregoing, the General Partner may, without the consent or sanction of the Holders, take such action as is required in order to amend the Limited Partnership Agreement:

8.3.1 to allow an increase in the level of the Preferred Capital Contributions and the corresponding number of Preferred Securities or to create and issue one or more other series of preferred securities of the Issuer ranking *pari passu* with the Preferred Securities as regards participation in the profits and assets of the Issuer and to admit if relevant new holders in respect thereof; or

8.3.2 to authorise, create and issue one or more other series of securities or partnership interests in the Issuer ranking junior, as regards participation in the profits and assets of the Issuer, to the Preferred Securities and to admit if relevant new holders in respect thereof.

Thereafter the Issuer may, provided that the circumstances for non-payment of Distributions in paragraph 2.3 or 2.4 above are not subsisting, without the consent of the Holders issue any such further securities either having the same terms and conditions as the Preferred Securities in all respects (or in all respects except for the first payment of Distributions on them) and so that such further issue shall be consolidated and form a single series with the Preferred Securities or upon such other terms as aforesaid. References herein to the Preferred Securities include (unless the context requires otherwise) any other securities issued pursuant to this paragraph 8 and forming a single series with the Preferred Securities.

8.4 Notwithstanding the foregoing, no vote of the Holders will be required for the redemption, cancellation or substitution of the Preferred Securities or withdrawal of a Holder in accordance with the Limited Partnership Agreement.

8.5 The General Partner will cause a notice of any meeting at which Holders are entitled to vote and any voting forms to be mailed to each Holder. Each such notice will include a statement setting forth (a) the date, time and place of such meeting, (b) a description of any resolution to be proposed for adoption at such meeting on which such Holders are entitled to vote and (c) instructions for the delivery of proxies.

9. Covenant of the General Partner

The General Partner will undertake not to incur any indebtedness in the name of the Issuer other than the costs and expenses incidental to creating the Preferred Securities and the Issuer and any other partnership interests in the Issuer, performing its obligations in respect of the Limited Partnership Agreement, maintaining the listing of the Preferred Securities and any other partnership interests in the Issuer (where applicable), the Register, the Registrar, the Paying and Transfer Agents and a listing agent in respect of the Preferred Securities and corresponding agents (where applicable) with respect to any other partnership interests in the Issuer, the Issuer's holding of the partnership assets and any securities acquired with any other capital contributions to the Issuer or substitutions therefor and the maintenance of a custodian therefor, the exercise of the Issuer's rights in respect of the partnership assets and any securities acquired with any other capital contributions to the Issuer or substitutions therefor and the administration of the Issuer.

10. Notices

All notices to the Holders will be mailed to the Holder of record and, so long as the Preferred Securities are listed on the Official List of the Irish Stock Exchange and the rules of such exchange so require, published through the Irish Stock Exchange's Companies Announcements Office. Any mailed notice shall be deemed to have been given one clear day after the date on which it was posted and any notice published through the Irish Stock Exchange's Companies Announcement Office shall be deemed to have been given on the date of publication or, if so published more than once or on different dates, on the date of the first publication.

11. Transfers and Form

The Preferred Securities will be in registered form.

On or about the Closing Date, a single certificate representing the Preferred Securities will be deposited with Deutsche Bank AG (the "**Common Depositary**") as common depositary for Euroclear and Clearstream, Luxembourg. The Preferred Securities will be registered in the name of the Initial Holder, as nominee for the Common Depositary. For so long as the Preferred Securities are deposited and registered

as described above, book-entry interests in the Preferred Securities will be shown on, and transfers of such interests will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg.

If both of Euroclear and Clearstream, Luxembourg are closed for business for a continuous period of 14 days or more (other than for the purposes of a public holiday) or announces an intention permanently to cease business, then a number of Preferred Securities corresponding to its book-entry interest in the Preferred Securities represented by the certificate held by the Common Depositary referred to above will, subject to such reasonable requirements as the General Partner may require, be transferred to each holder of an interest in the Preferred Securities whose name is notified by the Common Depositary to the Registrar. Each such holder will be registered as a Holder in the Register and registered with the Registrar at Companies House on the Register of Limited Partnerships for England and Wales in accordance with the Act and receive a certificate made out in its name. Other than in the circumstances referred to in this paragraph, definitive certificates will not be available to Holders.

If definitive certificates are made available in respect of Preferred Securities, they will be available from the Registrar and from the Principal Paying and Transfer Agent, and will be posted to the relevant Holders at the address shown in the Register or, as applicable, in the relevant instrument of transfer within three Business Days in London of issue, by uninsured post at the risk of such Holders. Transfers of Preferred Securities if represented by definitive certificates may be effected by presentation of the relevant certificate (with the transfer certificate attached thereto duly completed on behalf of the transferor and transferee) at the specified office of the Registrar or the Principal Paying and Transfer Agent. Where a Holder transfers some only of the Preferred Securities represented by any such certificate he shall be entitled to a certificate for the balance without charge. In either case, the Registrar shall only issue a certificate with respect to holdings equal to or in excess of €50,000. All transfers of Preferred Securities by Holders must be effected in accordance with the Act and subject to the provisions of the Limited Partnership Agreement.

12. Replacement of Certificates

If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Preferred Securities may be issued on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses as the General Partner may think fit and on payment of the costs of the General Partner incidental to its investigation of the evidence and, if damaged or defaced, on delivery up of the old certificate at the specified office of any Paying and Transfer Agent.

13. Prescription

Claims against the Issuer for payment of Distributions and sums in respect of the Optional Redemption Price or, as the case may be, the Special Redemption Price or Liquidation Distribution of the Preferred Securities will be prescribed in accordance with English law unless made within 10 years from the date on which such payment becomes due or, if later, the date on which the Issuer makes such payment available to Holders.

14. Governing Law and Jurisdiction

14.1 The Limited Partnership Agreement and the Preferred Securities shall be governed by, and construed in accordance with, English law, save for paragraph 3 of Schedule 2 to the Limited Partnership Agreement and paragraph 3 above which shall be governed by, and construed in accordance with, Irish law.

14.2 The General Partner agrees for the benefit of the Holders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Preferred Securities (respectively, "**Proceedings**" and "**Disputes**") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

14.3 The General Partner irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

14.4 The General Partner agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to it at the offices of DEPFA BANK plc, London Branch,

1st Floor, 105 Wigmore Street, London W1V 1QY or at any address in Great Britain at which service of process may be served on it in accordance with Part XXIII of the Companies Act 1985. If the appointment of the person mentioned in this paragraph 14.4 ceases to be effective, the General Partner shall forthwith appoint a further person in England to accept service of process on its behalf in England. Nothing in this paragraph shall affect the right of any Holder to serve process in any other manner permitted by law.

14.5 The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Holder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

Initial Issue of Preferred Securities

The Preferred Securities will be issued in registered form in the denomination of €50,000 per Preferred Security and integral multiples of €1,000 there above, subject in each case to investors holding a minimum interest of €50,000, and will be initially represented by interests in a single certificate in global form (the "**Global Certificate**") which will be deposited with Deutsche Bank AG (the "**Common Depositary**") as common depositary for Euroclear and Clearstream, Luxembourg. The Preferred Securities will be registered in the name of the Initial Holder, as nominee for the Common Depositary. For so long as the Preferred Securities are deposited and registered as described above, book-entry interests in the Preferred Securities will be shown on, and transfers of such interests will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg.

Exchange

If Euroclear and Clearstream, Luxembourg are closed for business for a continuous period of 14 days or more (other than for the purposes of a public holiday) or announces an intention permanently to cease business, then, subject to the occurrence of a Preferred Securities Substitution, a number of Preferred Securities corresponding to its book-entry interest in the Preferred Securities represented by the Global Certificate will, subject to such reasonable requirements as the General Partner may require, be transferred to each holder of an interest in the Preferred Securities whose name is notified by the Common Depositary to the Registrar. Each such holder will be registered as a Holder in the Register and registered with the Registrar at Companies House on the Limited Partnerships Register in accordance with the Act and will receive a certificate made out in its name. Other than in the circumstances referred to in this paragraph, definitive certificates will not be available to Holders.

Accountholders

So long as the Preferred Securities are registered in the name of the nominee for the Common Depositary, the nominee for the Common Depositary will be the sole registered owner or holder of the Preferred Securities represented by the Global Certificate for all purposes under the Limited Partnership Agreement. Except as set forth under "*Description of Preferred Securities — Transfers and Form*" and under "*—Transfers of Interests*" below, the persons shown in the records of Euroclear and Clearstream, Luxembourg or any other clearing system as the holders of the Preferred Securities evidenced by the Global Certificate (each an "**Accountholder**") will not be entitled to have Preferred Securities registered in their names, will not receive or be entitled to receive physical delivery of definitive certificates evidencing interests in the Preferred Securities and will not be considered registered owners or holders thereof under the Limited Partnership Agreement. Accordingly, each Accountholder must rely on the rules and procedures of Euroclear and Clearstream, Luxembourg, as the case may be, to exercise any rights and obligations of an investor in Preferred Securities.

Payment

Each Accountholder must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for its share of each payment made by the Issuer to the registered holder of the Preferred Securities and in relation to all other rights arising under the Global Certificate, subject to and in accordance with the respective rules and procedures of Euroclear or Clearstream, Luxembourg, as the case may be. Such persons shall have no claim directly against the Issuer in respect of payments due on the Preferred Securities for so long as the Preferred Securities are represented by the Global Certificate and such obligations of the Issuer will be discharged by payment to the registered holder of the Preferred Securities in respect of each amount so paid.

Transfers of Interests

Accountholders will only be able to transfer their beneficial interests in the Preferred Securities in accordance with the restrictions described under "*Description of Preferred Securities — Transfers and Form*" and the rules and procedures of Euroclear or Clearstream, Luxembourg, as the case may be.

SUBORDINATED GUARANTEE

The following is the Subordinated Guarantee substantially in the form to be executed by the Guarantor.

THIS DEED OF GUARANTEE (the "**Subordinated Guarantee**"), dated 21st March, 2007, is executed and delivered by DEPFA BANK plc (the "**Guarantor**") for the benefit of the Holders (as defined below).

WHEREAS:

(i) the Guarantor desires to issue this Subordinated Guarantee for the benefit of the Holders, as provided herein; and

(ii) this Subordinated Guarantee is intended to provide the Holders, on a dissolution of DEPFA Funding IV LP (the "**Issuer**") or on a default by the Issuer in discharging its obligations in respect of the Preferred Securities (as defined below), with rights against the Guarantor in respect of the Guaranteed Payments (as defined below) which rank *pari passu* to those which they would have had if the Preferred Securities had been directly issued as non-cumulative preference shares of the Guarantor.

NOW, THEREFORE the Guarantor executes and delivers this Subordinated Guarantee as a deed poll for the benefit of the Holders.

1. Definitions

As used in this Subordinated Guarantee, capitalised terms not defined herein shall have the meanings ascribed to them in the Limited Partnership Agreement and otherwise the following terms shall, unless the context otherwise requires, have the following meanings:

"**Dividend Stopper Period**" means with respect to any Distribution Payment Date or the equivalent term of any Parity Security, one calendar year from and including the earlier of the date (i) on which a full Distribution is not paid on the Preferred Securities or (ii) on which a full scheduled dividend or distribution on any Parity Security has not been paid;

"**Guaranteed Payments**" means (without duplication) collectively (i) all Distributions (or Relevant Proportion thereof) due on the Preferred Securities, (ii) any Distributions (or the Relevant Proportion thereof) on the Preferred Securities which would have been due had the Issuer had sufficient legally available resources but only if, and to the extent that, the Issuer did not have such legally available resources solely due to a failure by the relevant obligor to pay interest on the Subordinated Notes or Replacement Partnership Assets as and when due under the terms thereof, (iii) any Liquidation Distribution (or Relevant Proportion thereof) to which Holders are entitled, (iv) the Optional Redemption Price or, as the case may be, the Special Redemption Price, and (v) any Additional Amounts;

"**Holder**" means, in respect of each Preferred Security, each person registered on the Register as the limited partner holding such Preferred Security at the relevant time, save that for as long as the Preferred Securities are registered in the name of a common depositary (or of a nominee for a common depositary) for Clearstream, Luxembourg and Euroclear, each person (other than Euroclear and Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear and Clearstream, Luxembourg as the holder of an interest in any Preferred Securities (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the number of Preferred Securities standing to the account of any person shall be conclusive and binding for all purposes) shall be treated by the Issuer, the Guarantor and any Paying and Transfer Agent as the holder of Preferred Securities in a nominal amount equal to such interest for all purposes other than with respect to payments, the right to which shall be vested in the name of the person appearing as the relative limited partner in the Register;

"**Irish Tax**" means any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of Ireland or any political subdivision thereof or by any authority therein or thereof having power to tax;

"**Limited Partnership Agreement**" means the Limited Partnership Agreement dated 13th March, 2007 establishing the Issuer, as amended from time to time; and

"**Preferred Securities**" means the euro Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, outstanding of the Issuer originally issued on 21st March, 2007 in the principal amount of €500,000,000, whether or not in issue on the date of this Subordinated Guarantee, the Holders of which are entitled to the benefits of this Subordinated Guarantee as evidenced by the execution of this Subordinated Guarantee.

2. Subordinated Guarantee

2.1 Subject to the exceptions and limitations contained in the following provisions of this clause 2, the Guarantor irrevocably agrees to pay in full to the Holders the Guaranteed Payments, as and when due, to the extent that such payments shall not have been paid when due and payable by the Issuer regardless of any defence, right of set-off or counterclaim which the Issuer may have or assert. This Guarantee is continuing, irrevocable and absolute. The rights and claims of the Holders against the Guarantor under this Guarantee are subordinated to the claims of the Senior Creditors (as defined in clause 2.3) in that payment of the Guaranteed Payments is conditional upon satisfaction of the conditions set out in the following provisions of this clause 2.

2.2 Notwithstanding clause 2.1, the Guarantor will not, save to the extent provided in clause 2.5, be obliged to make any Guaranteed Payment if the Guarantor is prevented by applicable Irish banking regulations or other legal or regulatory requirements from making payment in full under this Guarantee.

2.3 Notwithstanding clause 2.1, if, at the time that the Liquidation Distribution is to be paid by the Guarantor under this Subordinated Guarantee in respect of any Preferred Securities, proceedings have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation, payment under this Subordinated Guarantee of such Liquidation Distribution shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Guarantor had the Preferred Securities and all Parity Securities been the most senior class of non-cumulative preference shares in the Guarantor with equivalent rights of participation in the capital of the Guarantor (whether or not the Guarantor could in fact have issued such securities at such time) and ranked:

(a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) below and any other liability which ranks *pari passu* with or junior to this Subordinated Guarantee) (the "**Senior Creditors**");

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with this Subordinated Guarantee; and

(c) senior to Junior Share Capital.

2.4 All Guaranteed Payments made hereunder will be made without withholding or deduction for or on account of any Irish Tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Guarantor will, if permitted by the Financial Regulator (to the extent such approval is required), pay such additional amounts (the "**Guarantor Additional Amounts**") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the amounts which would have been receivable under this Subordinated Guarantee in the absence of such withholding or deduction; except that no such Guarantor Additional Amounts will be payable to a Holder (or a third party on his behalf):

(a) to the extent that such taxes, duties, assessments or governmental charges are imposed or levied by virtue of such Holder (or the beneficial owner of a Preferred Security) having some connection with Ireland other than being a Holder (or beneficial owner) of a Preferred Security; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC of 3rd June, 2003 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) who would have been able to avoid such withholding or deduction by presenting the Preferred Securities to another Paying and Transfer Agent in a Member State of the European Union, insofar as presentation for payment is required,

and except that the Guarantor's obligation to pay any Guarantor Additional Amounts is subject to the exceptions relating to Guaranteed Payments set out in clauses 2.2 and 2.3 above.

2.5 In the event that the amounts described in clauses 2.1 and 2.4 above cannot be paid in full by reason of either of the conditions referred to in clause 2.2 or 2.3 above, such amounts will be payable *pro rata* in the Relevant Proportion and the obligations of the Guarantor in respect of any such unpaid balance shall lapse and be extinguished.

2.6 The Guarantor hereby waives notice of acceptance of this Subordinated Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, protest, notice of non-payment, notice of dishonour, notice of redemption and all other notices and demands.

2.7 The obligations, covenants, agreements and duties of the Guarantor under this Subordinated Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Preferred Securities to be performed or observed by or on behalf of the Issuer;

(b) the extension of time for the payment by or on behalf of the Issuer of all or any portion of any Distribution, the Optional Redemption Price or, as the case may be, the Special Redemption Price, the Liquidation Distribution or any other sums payable under the terms of the Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Securities;

(c) any failure, omission, delay or lack of diligence on the part of Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Preferred Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

(d) the voluntary or involuntary winding-up, dissolution, amalgamation, reconstruction, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganisation, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer;

(e) any invalidity of, or defect or deficiency in, the Preferred Securities; or

(f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred.

There shall be no obligation on the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

2.8 This Subordinated Guarantee shall be deposited with and held by the Registrar until all the obligations of the Guarantor have been discharged in full. The Guarantor hereby acknowledges the right of every Holder to the production of, and the right of every Holder to obtain a copy of, this Subordinated Guarantee from the Registrar.

2.9 A Holder may enforce this Subordinated Guarantee directly against the Guarantor, and the Guarantor waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Guarantor. All waivers contained in this Subordinated Guarantee shall be without prejudice to the right to proceed against the assets of the Issuer and the General Partner as permitted by the terms of the Preferred Securities. The Guarantor agrees that this Subordinated Guarantee shall not be discharged except by complete performance of all obligations of the Guarantor under this Subordinated Guarantee.

2.10 The Guarantor shall be subrogated to any and all rights of the Holders against the assets of the Issuer in respect of any amounts paid to the Holders by the Guarantor under this Subordinated Guarantee. The Guarantor shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Subordinated Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Subordinated Guarantee. If the Guarantor shall receive or be paid any amount with respect to the Preferred Securities in violation of the preceding sentence, the Guarantor agrees to pay over such amount to the Holders.

2.11 The Guarantor acknowledges that its obligations hereunder are several and independent of the obligations of the Issuer with respect to the Preferred Securities and that the Guarantor shall be liable as principal and sole obligor hereunder to make Guaranteed Payments pursuant to the

terms of this Subordinated Guarantee, notwithstanding the occurrence of any event referred to in clause 2.7 above.

2.12 Subject to applicable law, the Guarantor agrees that its obligations hereunder constitute unsecured obligations of the Guarantor subordinated in right of payment to Senior Creditors and will at all times rank:

(a) junior to all Senior Creditors;

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with this Subordinated Guarantee and issued in respect of Parity Securities issued by the Issuer or any Subsidiary; and

(c) senior to Junior Share Capital.

2.13 No Holder shall following any breach by the Guarantor of any of its obligations under this Subordinated Guarantee be entitled to exercise any right of set-off or counterclaim which may be available to it against amounts owing by the Guarantor to such Holder. Notwithstanding the provisions of the foregoing sentence, if any of the said rights and claims of any Holder against the Guarantor is discharged by set off, such Holder will immediately pay an amount equal to the amount of such discharge to the Guarantor or, in the event of its winding-up, the liquidator of the Guarantor and until such time as payment is made will hold a sum equal to such amount in trust for the Guarantor, or the liquidator of the Guarantor and accordingly any such discharge will be deemed not to have taken place.

2.14 In the event of the winding-up of the Guarantor if any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Guarantor being subordinated to the payment of amounts owing under this Subordinated Guarantee, shall be received by any Holders, before the claims of Senior Creditors have been paid in full, such payment or distribution shall be held in trust by the Holder, as applicable, and shall be immediately returned by it to the liquidator of the Guarantor and in that event the receipt by the liquidator shall be a good discharge to the relevant Holder. Thereupon, such payment or distribution will be deemed not to have been made or received.

3. Undertakings

3.1 The Guarantor undertakes that it will not issue any Tier 1 Securities ranking senior to its obligations under this Subordinated Guarantee or enter into any support agreement or give any guarantee in respect of any Tier 1 Securities issued by any Subsidiary or other entity if such support agreement or guarantee would rank senior to this Subordinated Guarantee unless this Subordinated Guarantee is changed to give the Holders such rights and entitlements as are contained in or attached to such securities or such other support agreement or guarantee so that this Subordinated Guarantee ranks *pari passu* with, and contains substantially equivalent rights of priority as to payment on, any Tier 1 Securities or such other support agreement or guarantee.

3.2 The Guarantor undertakes that, in the event that any Distribution is not paid to Holders in accordance with the rights attaching to the Preferred Securities in accordance with the Limited Partnership Agreement, the Guarantor will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital, until the then applicable Dividend Stopper Period has expired; or

(b) (if permitted) repurchase or redeem Parity Securities or Junior Share Capital until the then applicable Dividend Stopper Period has expired.

3.3 The Guarantor undertakes that, so long as any of the Preferred Securities is outstanding:

(a) unless the Guarantor is itself being wound up, it will not permit, or take any action that would or might cause, the liquidation, dissolution or winding-up of the Issuer (or the General Partner if the Guarantor itself is not the general partner) otherwise than with the prior approval of the Financial Regulator (if then required); and

(b) the General Partner will at all times be either the Guarantor itself or a directly or indirectly wholly-owned Subsidiary of the Guarantor,

unless, in the case of (a) or (b) above, otherwise approved by a simple majority of the Holders by vote or in writing.

3.4 If a Capital Deficiency Event occurs and is continuing, pursuant to which the General Partner has exercised its discretion to cause a Preferred Securities Substitution or the Financial Regulator has required a Preferred Securities Substitution to take place, the Guarantor undertakes that it will take all reasonable steps to:

(a) allot, issue and deliver Substituted Preference Shares in satisfaction of the rights of the Holders in the circumstances and in the manner described in the Limited Partnership Agreement and herein;

(b) apply for the Substituted Preference Shares, or, as applicable, the securities issued by a finance company and backed by Substituted Preference Shares, to be listed on a stock exchange; and

(c) pay any taxes or capital duties or stamp duties payable in Ireland arising on the allotment and issue of such Substituted Preference Shares.

The Guarantor has undertaken in the Limited Partnership Agreement that it will pay any taxes or capital duties or stamp duties payable in Ireland arising on the allotment and issue of the Substituted Preference Shares. The Guarantor will not be obliged to pay, and each Holder delivering Preferred Securities and a duly completed Preferred Securities Substitution Confirmation to a Paying and Transfer Agent must pay, any other taxes, stamp duty reserve taxes and capital, stamp, issue and registration duties arising on the relevant Preferred Securities Substitution. The Guarantor will not be obliged to pay and each recipient must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Preferred Security in connection with such Preferred Securities Substitution.

The Guarantor undertakes that as soon as practicable after a Capital Deficiency Event, it will give, or will procure that the General Partner gives, written notice to the Holders enclosing a Preferred Securities Substitution Confirmation which each Holder will be required to complete. The form of such Preferred Securities Substitution Confirmation shall also be made available at the offices of each Paying and Transfer Agent. The Guarantor undertakes that following such Preferred Securities Substitution, the Substituted Preference Shares allotted will rank for any dividend from the immediately preceding Distribution Payment Date but the Holders will not otherwise have any entitlement to any accrued Distributions or any other payment on the Preferred Securities.

3.5 The Guarantor will procure that it will maintain at all times whilst the Preferred Securities are outstanding (a) whilst the Preferred Securities are admitted to official listing on any stock exchange and the rules and regulations of such stock exchange so require, a Paying and Transfer Agent with a specified office in such place as is required to maintain such listing, (b) a Registrar having its specified office outside the United Kingdom and Ireland and (c) a Paying and Transfer Agent having a specified office in a European Union Member State (if available) that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

3.6 The Guarantor undertakes that in the event that on a Distribution Payment Date the Relevant Proportion of a Distribution is paid it will only declare and pay (or make a payment under a guarantee in respect of) an amount not exceeding the Relevant Proportion of any distribution or dividend (and, where applicable, will procure than an amount not exceeding the Relevant Proportion of any distribution or dividend is declared and paid) on any Parity Security for the applicable Dividend Stopper Period.

4. Termination

With respect to the Preferred Securities, this Subordinated Guarantee shall terminate and be of no further force and effect upon the earliest of:

4.1 full payment of the Optional Redemption Price or, as the case may be, the Special Redemption Price; or

4.2 purchase and cancellation of all Preferred Securities; or

4.3 full payment of the Liquidation Distribution; or

4.4 the issue and allotment of the Substituted Preference Shares to or to the order of the Holders;

provided however that this Subordinated Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time payment of any sums paid in respect of the Preferred Securities or under this Subordinated Guarantee must be restored by a Holder for any reason whatsoever.

5. Transfer; Amendment; Notices

5.1 Subject to operation of law, all guarantees and agreements contained in this Subordinated Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders. The Guarantor shall not transfer its obligations hereunder without the prior approval of the Holders of not less than a simple majority in Liquidation Preference of the outstanding Preferred Securities (excluding any Preferred Securities held by the Guarantor or Subsidiary of the Guarantor), which approval shall be obtained in accordance with procedures contained in Schedule 2 to the Limited Partnership Agreement and applicable law.

5.2 This Subordinated Guarantee shall be changed only:

(a) upon the prior consent in writing of the Holders of at least a simple majority in Liquidation Preference of the outstanding Preferred Securities having been obtained; or

(b) upon the prior sanction of a resolution, passed by Holders of a least a simple majority in Liquidation Preference of the outstanding Preferred Securities present or represented at a separate meeting at which the quorum shall be Holders present or represented holding at least one-third in Liquidation Preference of the outstanding Preferred Securities having been obtained,

except that no such prior consent or prior sanction is required in respect of any changes required by clause 3.1 hereof or if, as determined by the Guarantor, the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity or does not adversely affect the rights of Holders (provided that such change does not reduce the amounts payable to Holders or impose any obligation on the Holders) in which case the Guarantor shall be authorised to approve and implement such change.

5.3 Any notice, request or other communication required or permitted to be given hereunder to the Guarantor shall be given in writing by delivering the same against receipt therefor or be addressed to the Guarantor, as follows, to:

DEPFA BANK plc
1 Commons Street
Dublin 1
Ireland

Attention:	The Company Secretary
Telephone:	+353 1 792 2222
Facsimile:	+353 1 792 2211

The address of the Guarantor may be changed at any time and from time to time and shall be the most recent such address furnished in writing by the Guarantor to the Registrar for the Preferred Securities.

Any notice, request or other communication required or permitted to be given hereunder to the Holders shall be given by the Guarantor in the same manner as notices sent on behalf of the Issuer to Holders.

5.4 This Subordinated Guarantee is solely for the benefit of the Holders and is not separately transferable from their interests in respect of the Preferred Securities.

6. Governing Law and Jurisdiction

6.1 This Subordinated Guarantee is governed by, and shall be construed in accordance with, English law, save for paragraphs 2.3 and 2.12 hereof which shall be governed by, and construed in accordance with, Irish law.

6.2 The Guarantor agrees for the benefit of the Holders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise

out of or in connection with the Preferred Securities (respectively "**Proceedings**" and "**Disputes**") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

6.3 The Guarantor irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

6.4 The Guarantor agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to it at the offices of DEPFA BANK plc, London Branch, 1st Floor, 105 Wigmore Street, London W1U 1QY or at any address in Great Britain at which service of process may be served on it in accordance with Part XXIII of the Companies Act 1985. If the appointment of the person mentioned in this Clause 6.4 ceases to be effective, the Guarantor shall forthwith appoint a further person in England to accept service of process on its behalf in England. Nothing in this Clause 6.4 shall affect the right of any Holder to serve process in any other manner permitted by law.

6.5 The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Holder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

IN WITNESS WHEREOF this Subordinated Guarantee has been executed as a deed poll on behalf of the Guarantor.

The COMMON SEAL of DEPFA)
BANK plc was affixed to this)
Deed in the presence of:)

USE OF PROCEEDS

The proceeds of the issue of the Preferred Securities, amounting to approximately €500,000,000, will increase the Group's regulatory capital base. Commissions and expenses in relation to the issue of the Preferred Securities will be paid separately — see "*Subscription and Sale*" and "*General Information*" below. The Issuer will use the proceeds raised from the issuance of the Preferred Securities to subscribe for the Subordinated Notes issued by a wholly owned Subsidiary of the Guarantor.

Introduction

The Issuer was registered with number LP11910 in England and Wales on 13th March, 2007 under the Limited Partnerships Act 1907, as amended, with the Guarantor as the general partner (the "**General Partner**") and BT Globenet Nominees Limited as the initial limited partner (the "**Initial Limited Partner**"). The General Partner and the Initial Limited Partner will enter into a limited partnership agreement before the Closing Date (the "**Limited Partnership Agreement**") for the purpose of establishing the Issuer. The Issuer is not a legal entity separate from its partners and has no subsidiaries. The Limited Partnership Agreement does not create a trust relationship between any of the partners.

The General Partner, incorporated in Ireland with registered number 348819, is the sole General Partner of the Issuer and, as such, solely manages the Issuer (subject to the appointment by the Issuer of the Administrator as described below). The Guarantor will undertake in the Subordinated Guarantee to ensure that, unless otherwise approved by a simple majority of the Holders, the General Partner will at all times be either the Guarantor itself or a directly or indirectly wholly-owned subsidiary of the Guarantor.

As far as is known to the General Partner, no potential conflicts of interest exist between its duties to the Issuer and its private interests or other duties.

Provided that the limited partners do not become involved with the administration of the limited partnership, and subject to compliance with the provisions of the Act, the liability of the limited partners for the debts or obligations of the limited partnership will be limited to the amount of partnership capital which they have contributed or agreed to contribute to the partnership.

No financial statements of the Issuer have yet been prepared. The first financial statements of the Issuer are expected to be prepared for the period ending on 31st December, 2007. Thereafter, it is intended that the Issuer will prepare audited annual financial statements. It is not intended that the Issuer will publish interim financial statements.

Activity

The business of the Issuer is generally to raise finance for the Group and is more particularly described in the Limited Partnership Agreement. The Issuer has carried out no operations since its registration other than in relation to the creation of the Preferred Securities. The capital contributions to be made by the limited partners will be used by the Issuer to subscribe for the Subordinated Notes issued by a wholly owned Subsidiary of the Guarantor. The Subordinated Notes will be issued so that under United Kingdom tax law or Irish tax law or Netherlands tax law none of the circumstances listed in the terms of the Preferred Securities as giving rise to a Tax Event upon a change of law insofar as such matters relate to the Subordinated Notes will prevail, on the Closing Date.

Administration

For U.K. regulatory purposes, the Issuer will be operated by the General Partner or, insofar as the General Partner is not so authorised, by an administrator (the "**Administrator**") authorised by the FSA under the Financial Services and Markets Act 2000 (the "**FSMA**") to establish, operate and wind-up collective investment schemes. The registered offices of the Issuer and of the General Partner are at 1st Floor, 105 Wigmore Street, London W1U 1QY and 1 Commons Street, Dublin 1, Ireland respectively. Neither the Initial Limited Partner nor any Holder may participate in the administration of the Issuer. The telephone number of the registered office of the Issuer is 44 20 7290 8400.

The General Partner has agreed to contribute capital from time to time to the extent required for the Issuer to meet any operating expenses which it may have. The General Partner has also agreed that it will at all times maintain sole ownership, whether directly or indirectly, of its general partner interest in the Issuer, subject to the terms of the Limited Partnership Agreement. The Limited Partnership Agreement provides that all of the Issuer's business and affairs will be conducted by the General Partner save for those operational matters required to be performed by an Administrator under the FSMA. The General Partner will have unlimited liability for the debts and obligations of the Issuer to the extent that these cannot be satisfied out of partnership assets.

If the Issuer is dissolved, the Limited Partnership Agreement provides that the General Partner will only be entitled to any assets of the Issuer remaining after (i) all debts and other liabilities of the Issuer have been satisfied in full and (ii) the full Liquidation Preference to which the Holders are entitled and all other amounts to which the holders of any other partnership interests are entitled have been paid to, or

irrevocably set aside for, such holders, provided that upon any dissolution of the Issuer pursuant to any substitution of the Preferred Securities by Substituted Preference Shares, the General Partner will be entitled to any assets of the Issuer remaining after all debts and other liabilities of the Issuer have been satisfied in full and the Holders will not be entitled to any assets of the Issuer.

Capitalisation

In addition to the initial capital contribution by the General Partner, the initial capital contribution of €1.00 of the Initial Limited Partner and the preferred capital contribution of €500,000,000 to be made by the Initial Limited Partner in relation to the Preferred Securities and such other capital contributions as may be made by the General Partner from time to time to meet certain operating expenses of the partnership, the General Partner may accept additional limited partners and additional capital contributions to the Issuer in accordance with the provisions of the Limited Partnership Agreement.

Indebtedness

Since the date of its registration, the Issuer has not had any loan capital outstanding, has not incurred any borrowings, has had no contingent liabilities, has not granted any guarantees and does not intend to have outstanding any such loan capital, incur any such borrowings, have any such contingent liabilities or grant any such guarantees other than in connection with the issue of the Preferred Securities and other partnership interests in the Issuer. The General Partner will undertake not to incur any indebtedness in the name of the Issuer other than the costs and expenses incidental to creating the Preferred Securities and the Issuer and any other partnership interests in the Issuer, performing its obligations in respect of the Limited Partnership Agreement, maintaining the listings of the Preferred Securities, the Register, the Registrar, the Paying and Transfer Agents and listing agents in respect of the Preferred Securities and corresponding agents (where applicable) with respect to any other partnership interests in the Issuer, the Issuer's holding of the partnership assets and any other securities acquired with any other capital contributions to the Issuer or substitutions therefor and the maintenance of any custodian therefor, the exercise of the Issuer's rights in respect of the partnership assets and any other securities acquired with any other capital contributions to the Issuer or substitutions therefor and the administration of the Issuer.

DEPFA BANK public limited company ("**DEPFA plc**") was incorporated in the Republic of Ireland on 9th October, 2001 and stands incorporated under the Irish Companies Acts, 1963 to 2005, as amended. It is the parent company of the DEPFA plc group of companies, comprising DEPFA plc and its consolidated subsidiaries (the "**Group**"), which is a specialist provider of financial services to public sector clients. DEPFA plc is a public limited company based in Dublin and holds a universal banking licence from the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (the "**Authority**") under the Irish Central Bank Act 1971 (as amended). DEPFA plc has been registered in the Irish Companies Registration Office, and has been given company number 348819. Its shares are listed on the Frankfurt Stock Exchange (Official Market). It has a network of subsidiaries, branches and offices across many European countries, as well as in North America and Asia.

The Group including DEPFA plc provides a broad range of products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector assets and investment banking and other advisory services.

Certain Business Developments

DEPFA plc is the largest Irish bank in terms of consolidated assets, and together with its consolidated subsidiaries, is one of the leading European providers of financing products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector securities and furnishing investment banking products and other services.

The Group operates in four business segments: Budget Finance, Infrastructure Finance, Client Product Services, and Global Markets.

Budget Finance comprises the financing of public sector entities via loans or bonds and the Group's overall funding activities. The provision of liquidity and credit facilities also contribute to this segment.

The Group also provides infrastructure financing and services to public sector clients. The Group's infrastructure finance activities focus primarily on providing funding for essential public sector infrastructure projects (e.g. schools, prisons, hospital, roads) that are being carried out by privately owned companies under concessions or agreements awarded by public sector entities.

Client Product Services comprise on and off balance sheet products that provide an added value for public sector clients, including derivatives, structured transactions, securitisation, guaranteed investment contracts (GiCs) as well as advisory services.

The Global Market Segment incorporates all trading activities and key long-term proprietary positions of the Group.

According to the results published in the interim 9 month 2006 financial statements (unaudited) to 30th September, 2006, the Group achieved profit for the period of €384 million, total assets amounted to ca. €229 billion at 30th September, 2006 and the public sector financing volume including off balance sheet liquidity facilities totalled €219 billion.

As at the end of December 2006, €97.33 billion (in principal amount) of the Group's public sector assets (being the aggregate of €47.63 billion of DEPFA ACS BANK assets and €49.70 billion of Deutsche Pfandbriefbank AG assets) were included in the cover asset pools forming the collateral for the asset covered securities and Pfandbriefe issued by DEPFA ACS BANK and DEPFA Deutsche Pfandbriefbank AG, respectively.

Business Performance and Outlook

For the first nine months of 2006, profit for the period amounted to €384 million, which corresponds to a slight increase of 1.9 per cent. over the same period in the previous year. This corresponds to a return on equity of 20.8 per cent., at the lower end of the range of 20-25 per cent. targeted for the year as a whole. DEPFA plc continues to place the emphasis on the more sustainable client-facing segments of Budget Finance, Infrastructure Finance and Client Product Services. Altogether, they constitute 83 per cent. of the profit before taxation of the business segments (excluding Corporate Centre) for the first nine months of 2006 against only 51 per cent. for the first nine months of 2005. DEPFA plc is planning a substantial increase in dividends from 25 cents per share to 40 cents per share (+60%). After years of a continuous build-up in its equity base this will bring DEPFA plc's pay-out ratio and dividend yield closer to its

European banking peers. At the same time DEPFA plc is ensuring that there is ample scope for a further strengthening of capital.

The following describes each of the individual new segments of DEPFA plc in more detail:

The Budget Finance segment incorporates the traditional public finance lending business of DEPFA plc in the form of bond and loan financing with public sector authorities. Net interest income grew by 19.9 per cent. in the first nine months of 2006 and largely outstripped the increase in financing volume of 7.5 per cent. over the same period. Non interest revenues grew strongly by 90.2 per cent. to €213 million, mainly due to sales of assets which is a core activity of DEPFA plc aimed at optimising the profitability of its large financing portfolio. Profit before taxation in the Budget Finance segment totalled €416 million for the first nine months of 2006, up 53.5 per cent.

The Infrastructure Finance segment experienced a breakthrough in profitability over the first 9 months of 2006; profit before taxation increased almost threefold to €23 million. Strong transaction activity in key Public Private Partnership (PPP) markets, in particular the fast growing United States market, are responsible for this successful performance. DEPFA plc manages its exposure to infrastructure risk very actively to achieve a well diversified portfolio and an optimal use of capital. A securitisation of assets in July removed more than €600 million of risk-weighted assets with the effect contributing to the improvement in its return on equity that reached 15 per cent. as at the end of September 2006.

Client Product Services encompasses many of the new products and advisory services that add value and complement DEPFA plc's lending relationships with public sector clients. This segment relates specifically to client derivative products, structured transactions, securitisation and advisory services including pension advisory as well as guaranteed investment contracts (GICs), which are specific to the United States market. From a start up position at the end of 2005 this segment has seen very strong growth during the course of 2006. For the first nine months of 2006, operating income amounted to €48 million and profit before taxation was €31 million.

Global Markets consists of DEPFA plc's loan and bond books with some kind of market positioning and the Group's trading activities that benefit from the knowledge DEPFA plc gains in its core businesses. The profit contribution from this segment declined significantly during the course of 2006; profit before taxation reached €95 million in the first 9 months of 2006, down by 64.3 per cent., mainly as a result of reduced positioning and the development of the interest rate environment. Going forward there is upside potential from new sources of trading revenues, in particular in the United States market where DEPFA plc can build on its successful BMA (Bond Market Association) trading activity.

Recent Developments

On 12th February, 2007, DEPFA plc released its preliminary results, prepared in accordance with IFRS, for the year ended 31st December, 2006. Net income rose by 11 per cent. to €526 million. This corresponds to a return on equity of 21 per cent. Profit before taxation was €646 million, up 8 per cent. from 2005.

Further information relating to the preliminary results for the year ended 31st December, 2006, including a breakdown by the individual segments of DEPFA plc, can be obtained from the Press and Investor Relations Release titled "*DEPFA BANK reports 2006 net profit of €526m (+11%)*" dated 12th February, 2007 which has been incorporated by reference into this Prospectus.

The consolidated financial statements for DEPFA plc for the year ended 31st December, 2006 are currently being audited by PricewaterhouseCoopers. This audit is not yet complete. The directors expect to approve the financial statements on 22nd March, 2007. Consequently, the preliminary results for the year ended 31st December, 2006 included in this Prospectus, are unaudited and subject to change.

Registered Office

The registered office of DEPFA plc is 1 Commons Street, Dublin 1, Ireland. The telephone number of the registered office is +353 1 792 2222. The registered number of DEPFA plc is 348819.

Branches, Representative Offices and Subsidiaries of DEPFA plc

The Group currently has a presence in the following cities through its network of branches, representative offices and subsidiaries: Dublin, Amsterdam, Chicago, Copenhagen, Frankfurt am Main, Hong Kong, London, Madrid, Milan, New York, Nicosia, Paris, Rome, San Francisco, Tokyo and Warsaw.

Objects and Share Capital

The primary object of DEPFA plc as set out in clause 3(1) of its Memorandum of Association is to carry on the business of banking in all its forms, including borrowing, raising or taking up money and employing and using the same.

As of 31 December 2005, DEPFA plc's authorised share capital was comprised of: (i) €130,100,002 divided into 433,333,340 ordinary shares of €0.30 each, and (ii) of €100,000 divided into 10,000,000 non-cumulative redeemable preference shares with non cumulative dividends of €0.01 each. The issued share capital was €105,905,916 comprised of 353,019,720 ordinary shares and was fully paid up.

Regulatory Capital

Under the capital regulations of the Authority, at 31st December 2005, DEPFA plc's tier 1 capital was risk-weighted at 11.01 per cent. and its total capital to risk-weighted assets ratio was 15.14 per cent. Also at that date, 49.16 per cent. of DEPFA plc's on balance sheet assets were 0 per cent. risk-weighted, 47.08 per cent. of such assets were 20 per cent. risk-weighted while 3.76 per cent. were 100 per cent. risk-weighted.

Auditors

DEPFA plc's auditors are PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland, who are registered with the Institute of Chartered Accountants in Ireland.

Financial Year

The financial year of the Group is the calendar year.

The Board of Directors of DEPFA BANK plc

There are currently 10 members of the board of directors of DEPFA plc, 3 of whom are Executive Directors. Alternate Directors may also be appointed under the Memorandum and Articles of Association of DEPFA plc. DEPFA plc does not have a supervisory board.

Members	*Principal Outside Activities*
Gerhard Bruckermann *(Chairman and CEO)*	Chairman of the Board of Directors of DePfa-Bank Europe plc. Chairman of the Board of Directors of DEPFA Investment Bank, Ltd. Member of the Advisory Board of Arsago Alternative Capital Management, Frankfurt. Member of the Advisory Board of DZ Bank, Frankfurt. Member of the Board of Directors of DBE Property Holdings Limited.
Dr. Thomas M. Kolbeck *(Deputy Chairman)*	Member of the Board of Directors of DePfa-Bank Europe plc., Member of the Board of Directors of DEPFA Investment Bank Ltd., Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Dermot M. Cahillane	Member of the Board of Directors of DePfa-Bank Europe plc., Member of the Board of Directors of DEPFA Ireland Holding Limited.
Dr. Reinhard Grzesik	Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG,. Member of the Board of Directors of DePfa-Bank Europe plc., Member of the Board of Directors of: DEPFA Hold One Limited, DEPFA Hold Two Limited, DEPFA Hold Three Limited, DEPFA Hold Four Limited.
Dr. Richard Brantner	Member of the Board of Directors of Aareal Bank AG.
Hans W. Reich	Chairman of the Board of Directors of Kreditanstalt fur Wiederaufbau., Member of the Board of Directors of Aareal Bank. Member of the Board of Directors of Haftpflicht-Unterstutzungs-Kassekraftfahrender Beamter Deutschland AG. Member of the Board of Directors of HUK-COBURG Holing GmbH. Member of the Board of Directors of Deutsche Telekom AG. Member of the Board of Directors of IKB Deutsche Industriebank AG. Member of the Board of Directors of Thyssen Krupp Steel AG. Member of the Board of Directors of Deutsche Post AG.

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer	Vice Chairman of the Board of Directors of Bank for International Settlements. Member of the Board of Directors of BDO Deutsche Warentreuhand AG. Member of the Board of Directors of DWS Investment GmbH. Member of the Board of Directors of Hauck & Autfhä user Privatbankiers KgaA. Member of the Board of Directors of Aareal Bank.
Jacques Poos	Member of the Board of Directors of Banque BNP Paribas (Luxembourg). Member of the Board of Directors of Athens International Airport.
Prof. Dr. Alexander Hemmelrath	Partner in Haannann Hemmelrath & Partner. Haarmann Hemmelrath GmbH Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft, RSM Haarmann Hemmelrath GmbH Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft, Contor Treuhandgesellschaft mbH Wirtschaftspruefungsgesellschaft, RSM . Hemmelrath GmbH Wirtschaftspruefungsgesellschaft and Steuerberatungsgesellschaft.
Maurice O'Connell	Governor of Central Bank of Ireland (retired). Alzheimers Society of Ireland, The Abbey Theatre, Clann Credo and Iseq BTF Traded Bond.

Addresses of the Board of Directors of DEPFA BANK plc

The business address of Gerhard Bruckermann, Thomas Kolbeck, Dermot Cahillane and Reinhard Grzesik is 1 Commons Street, Dublin 1, Ireland. The business address of Richard Brantner is Erhard-Junghans Strasse 29, 78713 Schramberg, Germany. The business address of Hans Reich is KFW, Palmengartenstrasse 5-9, D-60325 Frankfurt, Germany. The business address of Hans Tietmeyer is Reichenbachweg 15b, 61462 Koenigstein, Germany. The business address of Jacques Poos is 45 Square Emile Mayrisch, Esch-Alzette L4240, Luxembourg. The business address of Alexander Hemmelrath is Haarmann, Hemmelrath & Partner, Rechtsanwaelte, Wirtschaftspruefer, Steuerberater GbR, Maximilianstrasse 35, 80539 Munich, Germany. The business address of Maurice O'Connell is 9 Cyprus Lawn, Templeogue, Dublin 6W, Ireland.

As far as it is known to DEPFA plc, other than as may arise from an individual director's principal outside activities as listed in each case above under the heading "*The Board of Directors of DEPFA BANK plc*", no potential conflicts of interest exist between any duties to DEPFA plc of the Board of Directors listed above and their private interests or other duties in respect of their management roles.

Description of the Principal Subsidiaries of DEPFA BANK plc

The principal subsidiaries of DEPFA plc are as follows:

DEPFA Deutsche Pfandbriefbank AG, Frankfurt

DEPFA Deutsche Pfandbriefbank AG concentrates on public sector financing in Germany, Austria and Switzerland.

DePfa-Bank Europe plc, Dublin

On 2nd December, 2002, DePfa-Bank Europe plc transferred substantially all of its banking business to DEPFA plc and management proposes to transfer all of the remaining assets and liabilities of DePfa Europe to DEPFA plc as soon as reasonably practical. There are no immediate plans to liquidate DePfa Europe.

DEPFA ACS BANK, Dublin

DEPFA ACS BANK is an unlimited company wholly owned by DEPFA plc, the primary purpose of which is to provide funding to the Group by issuing asset covered securities under the Asset Covered Securities Act, 2001 of Ireland (the "**ACS Act**").

DEPFA Investment Bank Ltd., Nicosia

DEPFA Investment Bank Ltd. is incorporated in Nicosia, Cyprus and is responsible for investment banking activities DEPFA Investment Bank Ltd. is wholly owned (indirectly) by DEPFA plc.

DBE Property Holdings Ltd., Dublin

DBE Property Holdings Ltd. acts a holding company for the Group's business premises in Dublin, Ireland.

Legal Group Structure

The following diagram illustrates the structure of the Group at the date of this Prospectus. Unless otherwise indicated, all subsidiaries of DEPFA plc are wholly owned.



DEPFA BANK plc
DEPFA Deutsche Pfandbriefbank A G
DEPFA ACS BANK
60%
40%
DEPFA Holdings B.V.
DEPFA Bank Europe plc
DEPFA Finance NV
DEPFA Investment Bank Ltd.
DEPFA Ireland Holding Ltd.
DBE Property Holdings Ltd.
DEPFA Funding II LP
DEPFA Funding III LP

CONSOLIDATED CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

Group Capitalisation and Indebtedness

	30th September, 2006
	(€ million) (unaudited)
Share capital[1][2]	106
Share premium	1,142
Retained earnings	1,253
Other reserves	110
Total equity	2,611
Hybrid capital[3]	2,135
Indebtedness	
Loan capital	
Total long term[4]	105,782
Total short term[5]	28,996
Other indebtedness[6]	74,708
Total indebtedness[7]	209,486
Contingent liabilities arising for Guarantees & Indemnity agreements	24

Notes:

(1) Authorised share capital is €130 million and is comprised of 433,333,340 common shares with a par value of €0.30 each, of which 353,019,720 shares comprise issued share capital and 80,313,620 additional shares may be issued under the authorised share capital.

(2) Issued share capital is fully paid up and comprised of 353,019,720 common shares with a par value of €0.30 each.

(3) Hybrid capital comprises subordinated debt of €1,198 million and profit participation certificates of €937 million.

(4) Of total Long term indebtedness, €92,002 million is secured and €13,780 million is unsecured, but none is guaranteed.

(5) All short term indebtedness is unsecured and not guaranteed.

(6) Of total Other indebtedness €46,833 million is secured and €27,875 million is unsecured, but none is guaranteed.

(7) Total indebtedness is disclosed in the unaudited consolidated interim financial statements of the group as at 30th September, 2006 as follows: Deposits from banks €67,481 million, Other deposits €28,996 million, Due to customers €11,994 million, Debt securities in issue €101,015 million

The following is a summary of certain Irish and U.K. taxation considerations relevant to Holders for the purchase, ownership and disposition of Preferred Securities. This summary addresses only the taxation consequences for holders that acquire Preferred Securities as beneficial owners pursuant to the offering at the initial offering price and does not apply to certain classes of holders such as dealers, financial and other traders, persons connected with the Issuer and certain persons who are exempt from taxation on their income. Such holders may be subject to different tax considerations.

This summary is based on Irish and U.K. taxation law and practice in force at the date of this Prospectus.

This summary does not address the position of Holders who are resident in the U.K. or Ireland or have some connection with the U.K. or Ireland beyond the holding of Preferred Securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY BASED ON LAW AND PRACTICE AT THE DATE OF THIS PROSPECTUS IN THE UNITED KINGDOM OR IRELAND AND IS NOT EXHAUSTIVE. PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAXATION ADVISERS AS TO THE TAXATION CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, INCLUDING THE EFFECT OF TAX LAWS IN COUNTRIES OTHER THAN THE UNITED KINGDOM OR IRELAND.

A. UNITED KINGDOM

(a) U.K. Taxation Treatment for Non-U.K. Residents

Non-U.K. tax-resident corporate or individual Holders which hold their interest in Preferred Securities as an investment should be liable to U.K. taxation only to the extent that U.K. taxation is deducted at source from any payment to such a Holder made in respect of the Preferred Securities.

The same treatment should apply to a non-U.K. tax-resident corporate or individual Holder which holds its interest in the Preferred Securities as a trading asset, provided that the Issuer is not carrying on its business as a trade or a venture in the nature of a trade and the Holder does not otherwise carry on a trade, profession or vocation in the U.K. through a branch or agency through or from which the Preferred Securities are held or the income from them arises (or where that Holder is a company, that Holder does not carry on a trade in the United Kingdom through a permanent establishment through or from which the Preferred Securities are held or the income from them arises).

(b) Distributions on the Preferred Securities

The Guarantor understands that the Issuer should be classified as a partnership for U.K. taxation purposes and should not constitute a "unit trust scheme" for the purposes of U.K. taxation. On the basis that the Issuer is treated for the purposes of U.K. taxation as a partnership, payments of Distributions on Preferred Securities may be made without withholding for or on account of U.K. taxation.

(c) Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No U.K. stamp duty will be chargeable on the issue of the Preferred Securities into a clearing system. Transfers of the Preferred Securities within a clearing system will not be chargeable to U.K. stamp duty. In practice, U.K. stamp duty is not likely to be chargeable in respect of a transfer of the Preferred Securities either because such a transfer is effected within a clearing system or, if the transfer is outside a clearing system, because the Issuer will invest in loan capital the transfer of which is exempt from all U.K. stamp duties.

The Guarantor understands that no liability to SDRT should arise in respect of the issue or subsequent transfer of the Preferred Securities.

B. IRELAND

1. Preferred Securities

(a) *Withholding tax*

Payments of Distributions on the Preferred Securities may be made without withholding for or on account of Irish taxation.

Payments made under the Subordinated Guarantee could be subject to Irish withholding tax if the payments are regarded as having an Irish source. It is considered unlikely that the payments made under the Subordinated Guarantee have an Irish source.

In certain circumstances, Irish encashment tax may be required to be withheld at the standard rate (currently 20 per cent.) from Distributions on the Preferred Securities and payments under the Subordinated Guarantee where such payments are entrusted for payment to or collected by any person in Ireland for payment to any person who is a holder of the Preferred Securities. Persons who are not resident in Ireland may qualify for exemption from Irish encashment tax.

(b) *Direct taxation of investor*

A non-Irish resident investor will not be liable to Irish income tax on receipt of Distributions on the Preferred Securities. As it is considered that payments made under the Subordinated Guarantee are not likely to have an Irish source, non Irish tax resident investors should not be liable to Irish income tax on receipt of payments made under the Subordinated Guarantee.

In general, persons who are resident in Ireland for tax purposes will be subject to tax on any Distributions on the Preferred Securities or payments made on the Subordinated Guarantee.

(c) *Stamp Duty*

No Irish stamp duty is payable on the transfer of Preferred Securities, except if a written instrument (a) is executed in Ireland or (b) wherever the instrument is executed, it relates to any property situated in Ireland or any matter or thing done or to be done in Ireland.

2. Substituted Preference Shares

(a) *Withholding tax*

Dividend payments on the Substituted Preference Shares will be subject to withholding tax unless the beneficial owner of the dividends is:

(i) a person, other than a company who is neither resident nor ordinarily resident in Ireland, and resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty; or

(ii) a company which is not resident in Ireland which:

  (I) is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a double taxation treaty and which is not under the control of Irish residents;

  (II) is controlled only by residents of a Member State of the European Union or a jurisdiction with which Ireland has a valid double taxation treaty; or

  (III) is part of a group which is listed on a recognised stock exchange in a Member State of the European Union or a jurisdiction with which Ireland has a valid double taxation treaty, and satisfies certain other conditions;

  and, in either case, has provided the required documentation to the Guarantor.

(b) *Direct taxation of investor*

A holder of Substituted Preference Shares will not be liable to Irish income tax in respect of dividends beyond any withholding tax applicable to the dividends.

(c) *Stamp Duty*

Stamp duty at a rate of 1 per cent. of the consideration is payable on the transfer of Substituted Preference Shares in certificated form.

C. EU DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Pursuant to a Subscription Agreement (the "**Subscription Agreement**") dated 16th March, 2007, BNP Paribas, DEPFA BANK plc and J.P. Morgan Securities Ltd. (the "**Managers**") have jointly and severally agreed to subscribe for the Preferred Securities at a price of 100 per cent. of their principal amount. The Managers will receive a combined selling, management and underwriting commission of 1.00 per cent. of the aggregate principal amount of the Preferred Securities. In addition, the Managers shall be reimbursed for certain of their expenses in connection with the issue of the Preferred Securities. The Managers are entitled to terminate the Subscription Agreement in certain circumstances before the issue of the Preferred Securities.

United States

The Preferred Securities have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("**Regulation S**").

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Preferred Securities (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Issue Date within the United States or to, or for the account or benefit of, U.S. persons and that it will have sent to each dealer to which it sells any Preferred Securities during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Preferred Securities within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the offering, an offer or sale of Preferred Securities within the United States by any dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

Ireland

Each Manager has represented and agreed that:

(a) it has not offered or sold and will not offer or sell any of the Preferred Securities to persons in Ireland except in conformity with the provisions of the Companies Acts 1963 to 2005, as amended of Ireland, the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland and the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland or the Unit Trust Act, 1990 of Ireland (as amended): and

(b) it will not underwrite the issue of, or place any of the Preferred Securities otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended), including, without limitation, sections 9, 23 thereof (including any advertising restrictions made thereunder) and any codes of conduct made under section 37 thereof.

United Kingdom

Each Manager has represented and agreed that, except as permitted by the Subscription Agreement:

(a) it has only offered or sold and will only offer or sell Preferred Securities to (a) investment professionals falling within article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (as amended from time to time, the "**Promotion of CIS Order**") and article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended from time to time, the "**Financial Promotion Order**"), who have professional experience of participating in unregulated schemes and of matters relating to investments, and/or (b) persons falling within article 22(2) of the Promotion of CIS Order and article 49(2) of the Financial Promotion Order, and/or (c) any other persons to whom this Prospectus may be communicated lawfully;

(b) it has in place and will have in place proper systems and procedures to prevent any person other than those persons described in (a) above from participating in the Preferred Securities;

(c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the FSMA) received by it in connection with the issue of the Preferred Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Guarantor; and

(d) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Preferred Securities in, from or otherwise involving the United Kingdom.

General

No action has been or will be taken in any country or jurisdiction by the Issuer, the Guarantor or the Managers that would permit a public offering of the Preferred Securities or possession or distribution of any offering material relating thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Prospectus comes are required by the Issuer, the Guarantor and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Preferred Securities or have in their possession or distribute such offering material, in all cases at their own expense.

Authorisations

The Limited Partnership Agreement to establish the Issuer was duly authorised by a resolution of a duly authorised committee of the board of directors of the General Partner passed on 12th March, 2007.

The entering into of the Limited Partnership Agreement and the Subordinated Guarantee by the Guarantor was authorised by a resolution of a duly authorised committee of the Board of Directors of the Guarantor passed on 12th March, 2007.

All consents, approvals, authorisations or other orders of all Financial Regulatory authorities required by the Issuer and/or the Guarantor under the laws of England and Wales and/or Ireland have been given for the issue of the Preferred Securities and for the Issuer, the General Partner and the Guarantor, as the case may be, to undertake and perform their respective obligations as appropriate under the Limited Partnership Agreement, the Subscription Agreement, the Agency Agreement, the Preferred Securities and the Subordinated Guarantee.

Listing

Application has been made to the Financial Regulator for this Prospectus to be approved. Application has also been made to the Irish Stock Exchange for the Preferred Securities to be admitted to the Official List of the Irish Stock Exchange and to trading on its regulated market. It is expected that listing of the Preferred Securities will be granted on or before 21st March, 2007. The total expenses relating to the admission to trading of the Preferred Securities are estimated to be €20,000.

Clearing systems

The Preferred Securities have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN for this issue is XS0291655727 and the Common Code is 029165572.

The address of Euroclear is 3 Boulevard du Roi Albert II, B.1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

No significant change

There has been no significant change in the financial or trading position of the Guarantor or the Group since 30th September, 2006 or of the Issuer since its establishment and there has been no material adverse change in the financial position or prospects of the Guarantor or the Group or the Issuer since 31st December, 2005 in the case of the Guarantor and the Group and since its establishment in the case of the Issuer.

Litigation

None of the Issuer, the Guarantor and any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer or the Guarantor is aware) which may have or have had in the 12 months preceding the date of this Prospectus a significant effect on the financial position or profitability of the Issuer, the Guarantor or any member of the Group.

Accounts

The audited consolidated financial statements of the Guarantor for the year ended 31st December, 2005, contained in the information incorporated by reference in this Prospectus, have been prepared in accordance with international financial reporting standards (IFRS).

The audited consolidated financial statements of the Guarantor for the year ended 31st December, 2004, contained in the information incorporated by reference in this Prospectus, have been prepared in accordance with Irish generally accepted accounting principles.

The unaudited interim consolidated financial statements of the Guarantor for the six months ended 30th June, 2006 and for the nine months ended 30th September, 2006, contained in the information incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

Certain financial information relating to the financial periods ended 31st December, 2004, 31st December, 2005 and 31st December, 2006 as contained in this Prospectus, does not constitute or contain accounts a copy of which is required by the European Communities (Credit Institutions: Accounts) Regulations, 1992,

as amended of Ireland to be annexed to the Guarantor's annual return. The accounts of the Guarantor for the financial years ended 31st December, 2004 and 31st December, 2005 so required to be annexed have been so annexed to its annual return for the relevant period. The accounts of the Guarantor for the financial year ended 31st December, 2006 so required to be annexed have not been so annexed as they are in the course of preparation.

The auditors of the Guarantor have made a report under section 193 of the Companies Act, 1990 in respect of the accounts for the financial years ended 31st December, 2005 and 31st December, 2004 without any qualifications as to any matter mentioned in section 193. The auditors of the Guarantor have not made such a report in respect of the accounts for the financial year ended 31st December, 2006 as the audit is not yet complete.

No financial statements of the Issuer have yet been prepared. PricewaterhouseCoopers, George's Quay, Dublin 2, has been appointed as auditors of the Issuer.

Documents

Copies of the following financial statements will be available free of charge, in physical and/or electronic form, from the specified offices of the Paying and Transfer Agents for so long as any of the Preferred Securities remains outstanding:

(a) the audited financial statements of the Guarantor in respect of the financial years ended 31st December, 2004 and 2005, respectively and the unaudited interim consolidated financial statements of the Guarantor for the six months ended 30th June, 2006 and for the nine months ended 30th September, 2006. The Guarantor currently prepares audited consolidated accounts on an annual basis;

(b) the most recently published audited annual consolidated financial statements of the Guarantor and the most recently published unaudited interim consolidated financial statements of the Guarantor. The Guarantor currently prepares unaudited consolidated interim accounts on a quarterly basis; and

(c) the Press and Investor Relations Release titled "*DEPFA BANK reports 2006 net profit of €526m (+11%)*" dated 12th February, 2007.

The Guarantor currently does not publish non-consolidated financial statements.

The first financial statements of the Issuer are expected to be prepared for the period ending on 31st December, 2007. Thereafter, it is intended that the Issuer will prepare audited annual financial statements, copies of which will be available at the offices of each Paying and Transfer Agent. It is not intended that the Issuer will publish interim financial statements.

In addition, the following documents are available for inspection, in physical and/or electronic form, at the specified offices of the Paying and Transfer Agents for so long as any of the Preferred Securities remains outstanding:

(a) the Memorandum and Articles of Association of the Guarantor; and

(b) the Subscription Agreement, the Subordinated Guarantee, the Limited Partnership Agreement and the Agency Agreement.

The following consolidated financial information of the Guarantor for the nine month periods ended on 30th September, 2005 and 2006 and the year ended 31st December, 2005 is extracted from the unaudited third quarter report for 2006 of the Group in accordance with International Financial Reporting Standards (IFRS).

GROUP CONSOLIDATED BALANCE SHEET

	30th September, 2006	*31st December, 2005*
	€m (unaudited)	*€m*
ASSETS		
Cash and balances with central banks	1,605	1,457
Treasury bills and other eligible bills	1	1
Loans and advances to banks	36,672	42,870
Trading securities	1,488	210
Derivative financial instruments	6,608	8,147
Other financial assets at fair value through profit or loss	648	586
Loans and advances to customers	129,284	116,437
Investment securities — available-for-sale	52,427	58,776
Intangible assets	54	55
Property, plant and equipment	21	24
Deferred taxation	66	52
Other assets	24	15
Total assets	228,898	228,630
LIABILITIES		
Deposits from banks	67,481	67,023
Other deposits	28,996	29,779
Derivative financial instruments and other trading liabilities	14,213	17,541
Due to customers	11,994	7,672
Debt securities in issue	101,015	101,612
Other borrowed funds	2,135	2,378
Other liabilities	128	97
Current tax liabilities	150	51
Deferred tax liabilities	117	110
Retirement benefit obligations	58	63
Total liabilities	226,287	226,326
EQUITY		
Equity attributable to equity holders of the company		
Share capital	106	106
Share premium	1,142	1,142
Retained earnings	1,253	940
Other reserves	110	116
Total equity	2,611	2,304
Total equity and liabilities	228,898	228,630

GROUP CONSOLIDATED INCOME STATEMENT

	1st January-30th September	
	2006	*2005*
	€m	*€m*
	(unaudited)	*(unaudited)*
Interest and similar income	6,308	5,545
Interest expense and similar charges	-5,990	-5,239
Net interest income	318	306
Fee and commission income	31	20
Fee and commission expense	-7	-6
Net fee and commission income	24	14
Net trading income	112	-111
Gains less losses from financial assets	207	420
Other operating income	—	7
Total operating income	661	636
Staff costs	-102	-99
Administrative expenses	-55	-52
Depreciation and amortisation	-7	-7
Other operating expenditure	-3	—
Total operating expenses	-167	-158
Net operating profit before impairment losses	494	478
Impairment losses on loans and advances	—	—
Profit before taxation	494	478
Taxation	-110	-101
Profit for the period attributable to the equity holders of the company	384	377
Earnings per share attributable to the equity holders of the Company (expressed in € per share):		
— basic	1.12	1.10
— diluted	1.12	1.10

The following financial information of the Group and the Company for the years ended 31st December, 2004 and 2005 is extracted from the 2005 audited consolidated and non-consolidated financial statements respectively prepared in accordance with IFRS.

GROUP BALANCE SHEET

	As at 31st December	
	2005	*2004*
	€m	*€m*
ASSETS		
Cash and balances with central banks	1,457	730
Treasury bills and other eligible bills	1	—
Loans and advances to banks	40,798	28,962
Trading securities	210	421
Derivative financial instruments	8,147	5,539
Other financial assets at fair value through profit or loss	586	584
Loans and advances to customers	109,787	91,400
Investment securities — available-for-sale	31,632	14,364
Pledged assets	35,866	47,142
Intangible assets	55	33
Property, plant and equipment	24	26
Deferred tax assets	52	12
Other assets	15	17
Total assets	228,630	189,230
LIABILITIES		
Deposits from banks	67,023	59,622
Other deposits	29,779	21,407
Derivative financial instruments and other trading liabilities	17,541	13,428
Due to customers	7,672	5,737
Debt securities in issue	101,612	85,268
Other borrowed funds	2,378	1,577
Other liabilities	97	89
Current tax liabilities	51	157
Deferred tax liabilities	110	3
Retirement benefit obligations	63	58
Total liabilities	226,326	187,346
EQUITY		
Capital and reserves attributable to equity holders of the company		
Share capital	106	106
Share premium	1,142	1,142
Retained earnings	940	538
Other reserves	116	89
	2,304	1,875
Minority interest	—	9
Total equity	2,304	1,884
Total equity and liabilities	228,630	189,230

CONTINGENT LIABILITIES AND COMMITMENTS

Contingent liabilities

	Group		*Company*	
	2005	*2004*	*2005*	*2004*
	€m	*€m*	*€m*	*€m*
Contingent liabilities and indemnity agreements ...	29	32	—	—

Loan commitments

	Group		*Company*	
	2005	*2004*	*2005*	*2004*
	€m	*€m*	*€m*	*€m*
Irrevocable loan commitments				
Commitments for public sector loans	8,388	5,829	6,841	4,511
Commitments for other loans.........................	695	691	693	690
Total irrevocable undrawn loan commitments..	9,083	6,520	7,534	5,201
Revocable undrawn loan commitments				
Commitments for public sector loans	12,390	4,537	12,390	4,537
Total revocable undrawn loan commitments.	12,390	4,537	12,390	4,537
Total loan commitments	21,473	11,057	19,924	9,738

GROUP CONSOLIDATED INCOME STATEMENT

	Year ended 31st December	
	2005	*2004*
	€m	*€m*
Interest and similar income	7,545	6,847
Interest expense and similar charges...	-7,123	-6,430
Net interest income..	422	417
Fee and commission income	29	22
Fee and commission expense	-9	-3
Net fee and commission income..	20	19
Net trading income	-114	41
Gains less losses from financial assets	480	357
Other operating income	7	3
Total operating income...	815	837
Operating expenses	-215	-182
Net operating profit before impairment losses................................	600	655
Impairment losses on loans and advances	-3	—
Operating profit	597	655
Taxation	-122	-119
Profit for the year..	475	536
Attributable to:		
Equity holders of the company..	475	534
Minority interest..	—	2
	475	536
Earnings per share attributable to the equity holders of the Company (expressed in € per share):		
— basic...	1.39	1.56
— diluted	1.39	1.56

Group and Company cash flow statement

	Group		Company	
	2005	2004	2005	2004
	€m	€m	€m	€m
Cash flows from operating activities				
Net profit before taxation	597	655	171	-63
Adjustments for non-cash movements:				
Depreciation and amortisation of tangible and intangible assets	9	7	6	3
Foreign exchange (gain)/loss	-2	1	1	—
Net (increase)/decrease in accrued interest income	-1,280	334	-779	-305
Net increase in accrued interest expenditure	1,056	60	679	642
Impairment losses on loans and advances	3	—	3	—
(Gains)/losses on sale of financial assets	-480	-357	-231	-184
Other non cash items	-34	-43	71	189
Net (increase)/decrease in trading securities and other receivables	243	66	-5	—
Net (increase)/decrease in loans and advances to banks	-5,444	-1,500	-11,355	103
Net increase in loans and advances to customers	-12,543	-15,738	-3,041	-6,642
Purchase of investment securities	-32,495	-33,689	-22,798	-13,213
Sale/maturity of investment securities	22,657	40,196	16,209	12,627
Net (increase)/decrease in other assets	1	-145	-19	105
Net increase in deposits from other banks	5,668	1,593	8,175	1,397
Net increase in other deposits	6,771	4,888	6,730	4,888
Net increase in amounts due to customers	1,627	200	1,875	1,097
Net increase in debt securities issued	15,154	8,224	2,320	3,503
Net increase/(decrease) in other liabilities	957	-69	1,006	-380
Net increase/(decrease) in derivatives	-5	-745	259	-514
Net cash from operating activities	2,460	3,938	-723	3,253
Cash flows from investing activities				
Acquisition of subsidiaries	-29	-40	-144	-200
Capital repayments	—	—	176	609
Purchase of property and equipment	-8	-8	-6	-18
Sale of property and equipment	—	1	—	6
Purchase of intangible assets	-4	-4	—	—
Net cash from investing activities	-41	-51	26	397
Cash flows from financing activities				
Net purchase/sale of own shares	-47	-11	-47	-11
New issues of other borrowed funds	800	100	699	83
Dividends paid	-58	-41	-58	-41
Net cash from financing activities	695	48	594	31
Net increase in cash and cash equivalents	3,114	3,935	-103	3,681
Cash and cash equivalents at the beginning of the year	8,797	4,745	6,812	3,014
Effect of exchange rate changes on cash and cash equivalents	138	117	134	117
Cash and cash equivalents at the end of the year	12,049	8,797	6,843	6,812

ISSUER

DEPFA FUNDING IV LP
1st Floor
105 Wigmore Street
London W1U 1QY
United Kingdom

GUARANTOR

DEPFA BANK plc
1 Commons Street
Dublin 1
Ireland

PRINCIPAL PAYING AND TRANSFER AGENT AND REGISTRAR

Deutsche Bank AG
Grosse Gallusstrasse 10-14
D-60272 Frankfurt am Main
Germany

PAYING AND TRANSFER AGENT

Deutsche International Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

LEGAL ADVISERS

To the Guarantor and the Issuer as to Irish law

McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

To the Managers as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO
United Kingdom

AUDITORS

To the Guarantor

PricewaterhouseCoopers
George's Quay
Dublin 2
Ireland

To the Issuer

PricewaterhouseCoopers
George's Quay
Dublin 2
Ireland

LISTING AGENT

McCann FitzGerald Listing Services Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

DEPFA BANK reports 2006 net profit of € 526 m (+11%)
- Continuous investments for further revenue growth in 2007 and beyond -

Press and Investor Relations Release

Dublin/Frankfurt, 12 February 2007.

DEPFA BANK plc released its preliminary 2006 full year results today. Net income rose by 11% to € 526 m. This corresponds to a Return on Equity of 21% after tax. A review of the results by business segments underlines a significant transformation in the Bank's earnings mix for 2006: the combined pre-tax result of the client facing segments Budget Finance, Infrastructure Finance and Client Product Services increased by 70% to € 628 m, which more than offset lower income from Global Markets. 2006 has been the most successful year in the long-term development of the Bank's public sector franchise.

DEPFA BANK has further strengthened its position as the leading financial institution serving exclusively the financial needs of public sector authorities worldwide. On the one hand, earnings are becoming more diversified without losing the focus on the public sector. On the other, earnings stability is being enhanced by clustering more products around DEPFA's traditionally strong client relationships. In summary, the client facing element of the Bank's business has established itself as the core of the Bank's earnings. New business activities have already made a sizeable contribution to the 2006 results. In particular, derivatives activity has rapidly established itself as the integral part of the traditionally strong debt financing operation. Likewise investments in building up the Infrastructure Finance capability that have been made over the last 7 years have begun to yield substantial results.

Net interest income was virtually flat at € 425 m (2005: € 422 m). However, a deeper appraisal reveals a healthy underlying development as interest income from Budget Finance and Infrastructure Finance, which make up the great majority of the Bank's interest bearing assets rose by 20% to € 395 m. This offset the reduced contribution of carry income in Global Markets due to a flat yield curve. In 2006 DEPFA originated approximately € 59 bn in new Budget Finance and Infrastructure Finance commitments. The Bank's priority has been to conserve the profitability of its low risk/high quality public finance portfolio, albeit with a lower amount of new business volume. Rather than keep leverage at historical levels, DEPFA has opted for a more prudent strategy of reducing its leverage during the current cycle of compressed spreads.

Net fee and commission income rose by 60% to € 32 m. This reflects the healthy development in the Liquidity Support and Letter of Credit facilities business in the US as well as increased advisory fees from DEPFA's infrastructure financing activities.

Net trading income totalled € 140 m. This result is not comparable with the previous year's (-€ 114 m) trading loss, that was weighed down by the accounting treatment of covered options in connection with profits from asset sales. An increasingly important factor for the trading income is the client derivatives business, which was the main driver behind the strong performance of € 59 m in the first full year of the Client Product Services segment. There was a good performance across the trading

desks in the Global Markets segment in mature and emerging markets bond and derivatives.

Gains from sale of assets declined by 42% to € 277 m. These sales related almost entirely to credit spread movements in the hedged Budget Finance portfolio.

The operating expenses rose by 6% to € 228 m. Staff expenditure rose by 5% to € 138 m due to the sizeable increase in staff over the past 2 years as part of the Bank's strong organic growth. At the end of 2006 the Bank employed 600 staff, compared with 500 staff at the end of 2005 (+20%). The new hires are split equally between front office and support roles to ensure risk and work processes remain well controlled in the larger organisation. Other administrative expenditure rose by 8% to € 78 m, due to upgrading of existing premises and IT systems, as well as the setting up of some new offices. The cost/income ratio stood virtually unchanged at 26%. This is a very encouraging development during such an expansion phase as it demonstrates the speed at which investments in increased resources can be translated into revenues.

Profit before taxation amounted to € 646 m, up 8% on the previous year. The effective tax rate moved up slightly to 22% from 20%.

At the Annual General Meeting on 20 April 2007 in Dublin, DEPFA BANK plc will propose a substantial increase in the dividend from 25 to 40 cent per share (+60%).

DEPFA BANK is very confident about its investment strategy and future business growth. It will continue to invest in its franchise, products and systems for future revenue growth in the years 2007 and beyond.

DEPFA BANK reports 2006 net profit of € 526 m (+11%)

Ad hoc statement according to Irish Market Abuse Regulations

Dublin/Frankfurt, 12 February 2007.

DEPFA BANK plc released its preliminary 2006 full year results today. Net income rose by 11% to € 526 m, corresponding to a RoE of 21% after tax. Net interest income was virtually flat at € 425 m while net fee and commission income rose by 60% to € 32 m. Net trading income totalled € 140 m, gains from sale of assets declined by 42% to € 277 m and operating expenses rose by 6% to € 228 m. Despite a staff increase of 20% in 2006 (100 new hires) the cost/income ratio remained virtually unchanged at 26%. Profit before taxation amounted to € 646 m, up 8% year-on-year. In 2006 DEPFA originated approximately € 59 bn in new Budget Finance and Infrastructure Finance commitments. DEPFA is very confident about its investment strategy and future business growth. It will continue to invest in its franchise, products and systems for future revenue growth in the years 2007 and beyond. At the Annual General Meeting on 20 April 2007 in Dublin DEPFA BANK plc will propose a substantial increase in dividends from 25 to 40 Cent per share (+60%).

DEPFA BANK plc agrees to acquire US municipal capital markets business of First Albany Capital Inc.

Ad hoc statement according to Irish Market Abuse Regulations

New York/Dublin/Frankfurt, 6 March 2007.

DEPFA BANK plc announced today it has signed an agreement under which DEPFA will acquire the US municipal capital markets business of First Albany Capital Inc. DEPFA intends to operate this business through a licensed US broker-dealer, subject to NASD approval. The acquisition will significantly strengthen DEPFA's US franchise through the addition of municipal fixed income underwriting, sales, trading and financial advisory services. This US municipal capital markets business represents a significant broker-dealer operation comprised of nine offices across the United States. The transaction will take the form of an asset purchase with goodwill of approximately USD 12 million. In addition, DEPFA intends to purchase First Albany's municipal bond inventory which is expected to range in value from USD 150 million to USD 200 million. As part of the transaction, DEPFA will also assume the rights to the "First Albany" name. DEPFA will enhance its client penetration in the US market, which is the largest public sector market worldwide, by growing its municipal finance franchise and expanding its geographic coverage. The closing of the transaction is subject to DEPFA obtaining a US broker-dealer license, regulatory approvals and other customary conditions. The transaction is expected to close in the third quarter 2007 pending such approvals.

DEPFA BANK plc agrees to acquire US municipal capital markets business of First Albany Capital Inc.

Press and Investor Relations Release

New York/Dublin/Frankfurt, 6 March, 2007.

DEPFA BANK plc announced today it has signed an agreement under which DEPFA will acquire the US municipal capital markets business of First Albany Capital Inc. DEPFA intends to operate this business through a licensed US broker-dealer, subject to NASD approval. The acquisition will significantly strengthen DEPFA's US franchise through the addition of municipal fixed income underwriting, sales, trading and financial advisory services.

This US municipal capital markets business represents a significant broker-dealer operation comprised of nine offices across the United States. The transaction will take the form of an asset purchase with goodwill of approximately USD 12 million. In addition, DEPFA intends to purchase First Albany's municipal bond inventory which is expected to range in value from USD 150 million to USD 200 million. As part of the transaction, DEPFA will also assume the rights to the "First Albany" name.

DEPFA will enhance its client penetration in the US market, which is the largest public sector market worldwide, by growing its municipal finance franchise and expanding its geographic coverage. The transaction will allow DEPFA to strengthen its coverage of the US municipal marketplace by combining a long-standing team of experienced municipal bond professionals that have a successful track record in underwriting, sales and trading with DEPFA's well-respected client-focused product capabilities and strong capital base. As a result of the transaction, DEPFA expects increased cross-selling opportunities across the entire US public finance market, especially in its key business segments of Client Product Services (CPS), which includes derivatives and structured finance, Budget Finance, which includes liquidity and other credit products and Infrastructure Finance (IFU), which includes Public-Private Partnerships ("PPP").

The closing of the transaction is subject to DEPFA obtaining a US broker-dealer license, regulatory approvals and other customary conditions. The transaction is expected to close in the third quarter 2007 pending such approvals.
"Not only does this transaction complement our existing products and services, it adds expertise and critical mass to DEPFA's US growth, providing the geographic coverage needed to deepen our client service", according to DEPFA CEO Gerhard Bruckermann.

DEPFA's expanded US operations will be based in New York City. DEPFA's broker-dealer business will be operated under the leadership of Kenneth D. Gibbs, currently Head of First Albany's Municipal Capital Markets Group. Ken is a highly respected professional in the US public sector finance industry with 25 years of experience in banking, previously working for Kidder Peabody, CSFB and Lazard. "We are very pleased to augment our management team with such a capable and strategically like-minded professional", said Matthias Mosler, Deputy CEO of DEPFA BANK.

END